PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

DELMARVA POWER & LIGHT COMPANY

and

A&N ELECTRIC COOPERATIVE

Dated as of June 13, 2007

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

SCHEDULES

SCHEDULES

PURCHASE AND SALE AGREEMENT

PURCHASE AND SALE AGREEMENT, dated as of June 13, 2007 (this "Agreement"), by and between Delmarva Power & Light Company, a Virginia corporation ("Seller"), and A&N Electric Cooperative, a Virginia utility consumer services cooperative ("Buyer"). Seller and Buyer may each be referred to herein individually as a "Party," and together as the "Parties."

W I T N E S S E T H

WHEREAS, Seller owns the substation plant, distribution plant and general plant assets (as described below) and certain properties and assets associated therewith and ancillary thereto; and

WHEREAS, Buyer desires to purchase and assume, and Seller desires to sell and assign, or cause to be sold and assigned, the Purchased Assets (as defined below) and certain associated Liabilities (as defined below), upon the terms and conditions hereinafter set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1.   Definitions.   As used in this Agreement, the following capitalized terms have the meanings specified in this Section 1.1.

(1)   "Access Agreements" means the agreements between Buyer and Seller, or any Affiliate thereof, to be delivered at the Closing, which shall afford each Party access to certain property and assets as mutually agreed and as necessary to ensure safe and reliable operations.

(2)   "Accounts Payable" means Seller's accounts payable with respect to the Customers as accounted for on the books of Seller as such.

(3)   "Accounts Receivable" means Seller's accounts receivable on its books and unbilled revenue, in each case with respect to the Customers on the Closing Date.

(4)   "Additional Agreements" means the Transition Services Agreement, the Access Agreements, the Special Warranty Deed, the Assignment and Assumption Agreements, the Pole Attachment Assignment and Assumption Agreement, the Bill of Sale the Assignment of Transferred Easements, the Escrow Agreement and the Lease Agreement.

(5)   "Affiliate" means, with respect to any designated Person, any other Person directly or indirectly controlling, or controlled by, or under direct or indirect common control with such designated Person.

(6)   "Agreement" has the meaning set forth in the preamble to this Agreement.

(7)   "Assignment and Assumption Agreements" means the assignment and assumption agreements between Seller and Buyer, to be mutually agreed by the Parties and delivered at the Closing, pursuant to which Seller shall assign the Seller's Agreements, certain intangible assets and certain other Purchased Assets to Buyer, and Buyer shall accept such assignment and assume the Assumed Liabilities.

(8)   "Assumed Liabilities" has the meaning set forth in Section 2.3.

(9)   "Authorized Agent" has the meaning set forth in Section 10.8.

(10)   "Benefit Plans" means Seller's material deferred compensation, profit-sharing, retirement and pension plans, and all material bonus, fringe benefit and other employee benefit plans, maintained or with respect to which contributions are made by Seller for the benefit of any Employee.

(11)   "Bill of Sale" means the bill of sale of Seller, to be mutually agreed by the Parties and delivered at the Closing.

(12)   "Business" means the business of distributing retail electric services to the Customers.

(13)   "Business Day" means any day other than Saturday, Sunday and any day on which banking institutions in the Commonwealth of Virginia or the State of New York are authorized or required by Law to close.

(14)   "Buyer" has the meaning set forth in the preamble to this Agreement.

(15)   "Buyer's Indemnitee" has the meaning set forth in Section 8.1(b).

(16)   "Buyer's Knowledge" means the actual knowledge of those individuals listed on Schedule 1.1(16).

(17)   "Buyer's Permits" has the meaning set forth in Section 6.5(a).

(18)   "Buyer's Required Regulatory Approvals" has the meaning set forth in Section 5.3(b).

(19)   "Cap" has the meaning set forth in Section 8.1(b).

(20)   "CERCLA" means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(21)   "Closing" has the meaning set forth in Section 3.1.

(22)   "Closing Adjustment Amount" has the meaning set forth in Section 3.2(a).

(23)   "Closing Date" has the meaning set forth in Section 3.1.

(24) "Closing Payment" has the meaning set forth in Section 3.2(c).

(25) "Closing Statement" has the meaning set forth in Section 3.4(a).

(26) "COBRA" means Sections 601 through 608 of ERISA and Section 4980B of the Code.

(27) "Code" means the Internal Revenue Code of 1986, as amended.

(28) "Commercial Arbitration Rules" has the meaning set forth in Section 8.3(c).

(29) "Commercially Reasonable Efforts" means efforts which are designed to enable a Party to expeditiously satisfy a condition, or otherwise assist, in the consummation of the transaction contemplated by, or the performance of an obligation under, this Agreement, and which do not require the performing Party to expend funds other than expenditures which are customary and reasonable in transactions of the kind and nature contemplated by this Agreement in order for the performing Party to satisfy its obligations hereunder.

(30) "Confidentiality Agreement" means the Confidentiality Agreement, dated June 29, 2006, between Seller, Buyer and the Transmission Purchaser, as amended.

(31) "Courts" has the meaning set forth in Section 10.8.

(32) "Customers" means Persons currently receiving retail electric services from Seller through the Purchased Assets and meters located on the Eastern Shore of the Commonwealth of Virginia.

(33) "Customer Deposits" means the Customers' deposits and Customer advances for construction accounted for on the books of Seller as such; provided, however, that Customer Deposits shall not include (i) Customers' deposits or Customer advances for construction that has been completed, (ii) the proportionate share of any Customers' deposits or Customers advances equal to the portion of construction that has been completed; or (iii) Customers' deposits or Customer advances for new construction that has not commenced.

(34) "Direct Claim" has the meaning set forth in Section 8.2(c).

(35) "Easements" means, collectively, (i) all easements, licenses, rights of way and other access rights to be granted by Buyer to Seller or by Seller to Buyer, or any Affiliate thereof, pursuant to the Access Agreements, and (ii) all easements, licenses, rights of way and other access rights reserved by Seller, or any Affiliate thereof, in the Special Warranty Deed.

(36) "Employees" has the meaning set forth in Section 6.9(b).

(37) "Encumbrances" means any and all mortgages, pledges, liens, leases, security interests, easements, activity and use limitations, restrictions, defects of title or other similar encumbrances.

(38)   "Environmental Conditions" means the presence in or Release to the environment, including air, surface and subsurface water, groundwater, soil and sediments, of Hazardous Substances, including any migration of Hazardous Substances through air, surface and subsurface water, groundwater, soil and sediments, at, to or from the Site, or at, to or from any Off-Site Location, regardless of when such presence or Release occurred or is discovered.

(39)   "Environmental Consultant" means NTH Consultants Ltd.

(40)   "Environmental Laws" means all Laws relating to pollution or protection of the environment, natural resources or human health and safety, including Laws relating to Releases or threatened Releases of Hazardous Substances or otherwise relating to the manufacture, formulation, generation, processing, distribution, use, treatment, storage, disposal, Release, transport, arrangement for transport for disposal or treatment, arrangement for disposal or treatment, Remediation, abatement, cleanup or handling of Hazardous Substances, including CERCLA.

(41)   "Environmental Permits" means all permits, certificates, licenses, approvals and other authorizations of, and required filings with the subdivisions to, all Governmental Authorities under Environmental Laws.

(42)   ERISA means the Employee Retirement Income Security Act of 1974, as amended.

(43)   "ERISA Affiliate" has the meaning set forth in Section 2.4(f).

(44)   "ERISA Affiliate Plans" has the meaning set forth in Section 2.4(f).

(45)   "Escrow" has the meaning set forth in Section 3.3.

(46)   "Escrow Agent" has the meaning set forth in Section 3.3.

(47)   "Escrow Agreement" means the Escrow Agreement, dated as of the Closing Date, among the Parties and the Escrow Agent, to be mutually agreed by the Parties and delivered at Closing

(48)   "Escrow Amount" has the meaning set forth in Section 3.3.

(49)   "Estimated Adjustment Amount" has the meaning set forth in Section 3.2(b).

(50)   "Excluded Assets" has the meaning set forth in Section 2.2.

(51)   "Excluded Liabilities" has the meaning set forth in Section 2.4.

(52)   "FERC" means the U. S. Federal Energy Regulatory Commission or any successor agency thereto.

(53)   "FIRPTA Affidavit" means the Foreign Investment in Real Property Tax Act Certification and Affidavit of Seller, to be mutually agreed by the Parties and delivered at Closing.

(54)   "Good Utility Practices" means any of the practices, methods and acts engaged in or approved by a significant portion of the electric utility industry during the relevant time period, or any of the practices, methods or acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made by an entity owning the applicable facilities or equipment throughout their entire useful lives, would have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and timing requirements.

(55)   "Governmental Authority" means any executive, legislative, judicial, regulatory, tribal or administrative agency, body, commission, department, board, court, tribunal or authority of the U. S. or any foreign country, or any state, local or other governmental subdivision thereof.

(56)   "Hazardous Substances" means (a) any petrochemical or petroleum products, oil or coal ash, coal slag, radioactive materials, radon gas, lead paint, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid which may contain polychlorinated biphenyls, (b) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "hazardous constituents," "restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants," "pollutants," "toxic pollutants" or words of similar meaning and regulatory effect under any applicable Environmental Law, and (c) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any applicable Environmental Law.

(57)   "Income Tax" means any Tax imposed by any Governmental Authority (a) based upon, measured by or calculated with respect to net income, profits or receipts (including capital gains Taxes and minimum Taxes) or (b) based upon, measured by or calculated with respect to multiple bases (including corporate franchise taxes) if one or more of such bases is described in clause (a), in each case, together with any interest, penalties or additions attributable thereto.

(58)   "Indemnifiable Loss" has the meaning set forth in Section 8.1(a).

(59)   "Indemnifying Party" has the meaning set forth in Section 8.1(d).

(60)   "Indemnitee" has the meaning set forth in Section 8.1(b).

(61)   "Independent Accounting Firm" means such nationally recognized, independent accounting firm as is mutually appointed as provided in this Agreement.

(62)   "Initial Amount" has the meaning set forth in Section 3.2(a).

(63)   "Inspection" means all tests, reviews, examinations, inspections, investigations, verifications, samplings and similar activities conducted by Buyer or its Representatives.

(64)   "Known Liabilities" means any liability or obligation relating to all or a portion of the Purchased Assets or the Business and arising prior to the Closing, whether liquidated or unliquidated, and whether or not the same should be required by generally accepted accounting principles to be reflected as liabilities in financial statements or disclosed in notes thereto, but excluding any liability or obligation relating to environmental matters, which is either (i) actually known by a member of supervisory management of the Seller or any of its Affiliates, or (ii) reported to any Governmental Authority, health care organization or provider, or emergency medical professional or service.

(65)   "Laws" means all laws, statutes, rules, regulations and ordinances of any Governmental Authority, including common law obligations.

(66)   "Lease Agreement" means the lease agreement between Buyer and Seller to be delivered at the Closing, as mutually agreed by the Parties, for a term of ninety-nine (99) years, providing for nominal rent and a purchase option by Buyer for one ($1) dollar at any time during the term.

(67)   "Liability" or "Liabilities" means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether due or to become due and whether or not the same should be required by generally accepted accounting principles to be reflected as liabilities in financial statements or disclosed in notes thereto), including any liability for Taxes.

(68)   "Material Adverse Effect" means any change or effect that is materially adverse to (a) the ownership or operation of the Purchased Assets after the date hereof or that is materially adverse to the results of operations or financial condition of the Purchased Assets, in all cases, taken as a whole, or (b) the ability of Seller or Buyer to consummate the Closing; other than, in either case, (i) any change or effect affecting the international, national, regional or local electric industry as a whole, and not specific and exclusive to the Purchased Assets, including any change or effect in wholesale or retail markets or local electricity transmission or distribution systems or operations thereof, (ii) changes in general economic conditions, interest rates or securities markets in the United States or worldwide, (iii) changes in Law, or any judgments, orders or decrees that apply generally to similarly situated Persons, (iv) any change or effect to the extent constituting or involving an Excluded Asset or an Excluded Liability, (v) strikes, work stoppages or other labor disturbances, (vi) any matter to the extent that (A) it is disclosed in reasonable detail in any Schedule delivered by Seller and (B) such disclosed matter does not worsen in a material manner, and (vii) any change in or effect on the Purchased Assets which is cured (including by payment of money) before the earlier of the Closing and the termination of this Agreement pursuant to Section 9.1. For the avoidance of doubt, that Parties acknowledge and agree that any increase in value of the Purchased Assets or the Business to the Seller following the execution and delivery of this Agreement resulting from any circumstance or

event, including a change in Law or the grant of any consents or approvals from any Governmental Authority, shall not constitute a Material Adverse Effect.

(69)   "NERC" means the North American Electric Reliability Council or any successor thereto.

(70)   "Net Book Value" means the acquisition or gross plant value as recorded in account 101, Electric Plant, and 105, Electric Plant Held for Future Use, less all related accumulated depreciation recorded in accounts 108, Accumulated Provision for Depreciation of Electric Utility Plant and account 111, Accumulated Provision for Amortization of Electric Utility Plant. The balances in these accounts include accumulated depreciation and amortization as well as cost of removal, salvage and gain/loss on retirement, all as defined in the FERC Uniform System of Accounts CFR Part 18, Chapter 1. Account 107, Construction Work in Progress, is a component of Utility Plant in Service.

(71)   "Non-Union Employees" has the meaning set forth in Section 6.9(b).

(72)   "Off-Site Location" means any real property other than the Site.

(73)   "Party" and "Parties" have the respective meanings set forth in the preamble to this Agreement.

(74)   "Permitted Encumbrances" means: (a) the Easements; (b) those exceptions to title to the Purchased Assets listed on Schedule 1.1(74); (c) statutory liens for Taxes or other charges or assessments of Governmental Authorities not yet due or delinquent, or which are being contested in good faith by appropriate proceedings and as to which adequate reserves have been made; (d) mechanics', carriers', workers', repairers' and other similar liens arising or incurred in the ordinary course of business which are not delinquent; (e) zoning, entitlement, conservation restriction and other land use and environmental restrictions and regulations of Governmental Authorities which do not materially detract from the value of the Purchased Assets, taken as a whole, as currently used, or materially interfere with the present use of the Purchased Assets, taken as a whole; (f) easements, licenses and rights-of-way which do not materially detract from the value of the Purchased Assets, taken as a whole, as currently used, or materially interfere with the present use of the Purchased Assets, taken as a whole, or the operation of the Business; and (g) Encumbrances created by Buyer, or its successors and assigns; and (h) easements, restrictions, covenants and other matters of record which do not materially detract from the value of the Purchased Assets, taken as a whole, as currently used, or materially interfere with the present use of the Purchased Assets, taken as a whole, or the operation of the Business.

(75)   "Person" means any individual, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization, other entity, business association or Governmental Authority.

(76)   "PJM" means PJM Interconnection, L.L.C., and any successor entity thereto.

(77)   "Pole Attachment Agreement" means the agreements described as such on Schedule 2.1(g).

(78)   "Pole Attachment Assignment and Assumption Agreement" means the assignment and assumption agreement for the Pole Attachment Agreements between Seller and Buyer to be mutually agreed upon by the Parties and delivered as of the Closing.

(79)   "Prime Rate" has the meaning set forth in Section 3.4(c).

(80)   "Proprietary Information" of a Party means all information about any Party or its properties or operations furnished to the other Party or its Representatives by such Party or its Representatives, from and after the date hereof, regardless of the manner or medium in which it is furnished. Proprietary Information does not include information that: (a) is or becomes generally available to the public, other than as a result of a disclosure by the other Party or its Representatives; (b) was available to the other Party on a non-confidential basis prior to its disclosure by the Party or its Representatives; (c) is or becomes available to the other Party on a non-confidential basis from a source other than such Party; (d) is independently developed by the other Party; or (e) was disclosed pursuant to the Confidentiality Agreement and remains subject to the terms and conditions of the Confidentiality Agreement as long as it is effective.

(81)   "Purchase Price" has the meaning set forth in Section 3.2(a).

(82)   "Purchased Assets" has the meaning set forth in Section 2.1.

(83)   "Real Property" has the meaning set forth in Section 2.1(a).

(84)   "Regulatory Material Adverse Effect" means, with respect to any Party, any change in or effect resulting from any condition imposed by any Governmental Authority in connection with the grant of such Governmental Authority's consent or approval of the transactions contemplated hereby or by the Additional Agreements that either (a) is materially adverse to such Party, or its results of operations, condition (financial or otherwise), business, properties, assets or liabilities, (b) materially adversely impairs such Party's ability to operate its business, properties or assets substantially in the manner operated on the date hereof, (c) materially detracts from the value of such Party's business, properties or assets, (d) materially adversely affects the value of the transactions contemplated hereby or by the Additional Agreements to such Party or the Business; provided, that notwithstanding the foregoing, if the changes and effects resulting from any condition so imposed can be liquidated to the payment of money or the incurrence of costs or valued, a "Regulatory Material Adverse Effect" means required payments or the incurrence of costs or Liability which is reasonably expected to equal or exceed $250,000. For the avoidance of doubt, the Parties acknowledge and agree that any increase in value of the Purchased Assets or the Business to the Seller following the execution and delivery of this Agreement resulting from any circumstance or event, including a change in Law or the grant of any consents or approvals from any Governmental Authority, shall not constitute a Regulatory Material Adverse Effect.

(85)   "Release" means any release, spill, leak, discharge, disposal of, pumping, pouring, emitting, emptying, injecting, leaching, dumping or allowing to escape into or through the environment, whether air, surface or subsurface water, groundwater, soil or sediment.

(86)   "Remediation" means an action of any kind to address an Environmental Condition or a Release of Hazardous Substances, including the following activities: (a) monitoring, investigation, assessment, treatment, cleanup, containment, removal, mitigation, response or restoration work; (b) obtaining any permits, consents, approvals or authorizations of any Governmental Authority necessary to conduct any such activity; (c) preparing and implementing any plans or studies, and making all relevant filings with and submissions to the relevant Governmental Authorities for any such activity; (d) the use, implementation, application, installation, operation or maintenance of removal actions, remedial technologies applied to the surface or subsurface soils, excavation and treatment or disposal of soils systems for long term treatment of surface water or groundwater, engineering controls or institutional controls; and (e) any other activities required under Environmental Laws to address an Environmental Condition or a Release of Hazardous Substances.

(87)   "Remediation Cost" has the meaning set forth in Section 6.20(a).

(88)   "Representatives" of a Person means, collectively, such Person's Affiliates and its and their respective directors, officers, partners, members, employees, representatives, agents, advisors (including accountants, legal counsel, environmental consultants, engineering consultants and financial advisors), parent entities and other controlling Persons.

(89)   "Replacement Transaction" has the meaning set forth in Section 6.21.

(90)   "Seller" has the meaning set forth in the preamble to this Agreement.

(91)   "Seller's Agreements" means, collectively, the contracts, agreements, arrangements, licenses and leases to which Seller is a party, or by or to which Seller or the Purchased Assets is bound or subject, excluding Benefit Plans in each case, relating to the Business or the ownership, lease, maintenance or operation of the Purchased Assets.

(92)   "Seller's Indemnitee" has the meaning set forth in Section 8.1(a).

(93)   "Seller's Knowledge" means the actual knowledge of those individuals listed on Schedule 1.1(93).

(94)   "Seller's Permits" has the meaning set forth in Section 4.11.

(95)   "Seller's Required Regulatory Approvals" has the meaning set forth in Section 4.3(b).

(96)   "Site" means the parcels of land included in the Real Property. Any reference to the Site shall include the surface and subsurface elements, including the soil, surface water and groundwater present at the Site.

(97)   "Special Warranty Deed" means the special warranty deed, to be mutually agreed by the Parties and delivered at the Closing, pursuant to which Seller will convey the Real Property to Buyer.

(98)   "Tax" or "Taxes" means all taxes, charges, fees, levies, penalties and other assessments imposed by any Governmental Authority, including Income Taxes, gross receipts, excise, property, sales, transfer, use, franchise, payroll, withholding, social security and other taxes, together with any interest, penalties or additions attributable thereto.

(99)   "Tax Return" means any return, report, information return or other document, together with all amendments and supplements thereto (including any related or supporting information), required to be supplied to any Governmental Authority responsible for the administration of Laws governing Taxes.

(100)   "Third-Party Claim" has the meaning set forth in Section 8.2(a).

(101)   "Threshold" has the meaning set forth in Section 8.1(a).

(102)   "Transfer Taxes" has the meaning set forth in Section 6.7(a).

(103)   "Transferred Easements" has the meaning set forth in Section 6.3.

(104)   "Transferable Permits" means those Seller's Permits and Environmental Permits (and all applications pertaining thereto) which are transferable under applicable Laws by Seller to Buyer (with or without a filing with, notice to, consent or approval of any Governmental Authority), as identified on Schedule 1.1(104).

(105)   "Transferred Employee Records" means records of Seller that relate to Transferred Employees, but only to the extent that such records pertain to: (i) skill and development training, (ii) seniority histories, (iii) salary and benefit information, (iv) Occupational, Safety and Health Administration reports, and (v) active medical restriction forms.

(106)   "Transferred Employees" has the meaning set forth in Section 6.9(b).

(107)   "Transferred Non-Union Employee" has the meaning set forth in Section 6.9(b).

(108)   "Transferred Union Employee" has the meaning set forth in Section 6.9(a).

(109)   "Transition Services Agreement" means the transition services agreement between Seller and Buyer, to be delivered at the Closing, as mutually agreed by the Parties.

(110)   "Transmission Assets" has the meaning set forth in Section 2.2(b).

(111)   "Transmission Purchaser" means Old Dominion Electric Cooperative.

(112)   "Transmission Purchase Agreement" means that certain purchase agreement between Seller and the Transmission Purchaser.

(113)   "Union Employees" has the meaning set forth in Section 6.9(a).

(114)   "VSCC" means Virginia State Corporation Commission.

(115)   "WARN Act" means the Worker Adjustment Retraining and Notification Act of 1988, as amended.

1.2.   Construction. In construing this Agreement, together with the Schedules hereto, the following principles shall be followed:

(a)   "references to this Agreement shall include a reference to all schedules hereto;

(b)   "the terms "herein," "hereof," "hereby," "hereunder" and other similar terms refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed;

(c)   "except as otherwise set forth herein, references to Articles, Sections, Schedules, and other subdivisions refer to the Articles, Sections, Schedules, and other subdivisions of this Agreement;

(d)   "a reference to any Person shall include such Person's predecessors;

(e)   "all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with U.S. generally accepted accounting principles;

(f)   "no consideration shall be given to the captions of the Articles, Sections, Schedules, subdivisions, subsections or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(g)   "examples shall not be construed to limit, expressly or by implication, the matter they illustrate;

(h)   "the word "includes" and "including" and their syntactical variants mean "includes, but is not limited to" and "including, without limitation," and corresponding syntactical variant expressions;

(i)   "a defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place in this Agreement where it is defined;

(j)   "the plural shall be deemed to include the singular and vice versa;

(k)   "references to any agreement, document or instrument will be construed at a particular time to refer to such agreement, document or instrument as the same may be amended, modified, supplemented or replaced as of such time;

(l)   "references to any tariff, rate, or order of any Governmental Authority will mean such tariff, rate or order, as the same may be amended, modified, supplemented or restated and be in effect from time to time;

(m)   "if any action or obligation is required to be taken or performed on any day which is not a Business Day, such action or obligation must be performed on the next succeeding Business Day; and

(n)   "references to an applicable Law will mean a reference to such applicable Law as the same may be amended, modified, supplemented or restated and be in effect from time to time.

1.3.   U.S. Dollars. When used herein, the term "dollars" and the symbol "$" refer to the lawful currency of the United States.

ARTICLE II
PURCHASE AND SALE

2.1.   Transfer of Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, convey, transfer and deliver to Buyer, and Buyer shall purchase, assume and acquire from Seller, free and clear of all Encumbrances, except for the Permitted Encumbrances, all of Seller's right, title and interest in, to and under the real and installed personal property, tangible or intangible, principally related to the Business, including the following assets and properties, except as otherwise provided in Section 2.2 (collectively, the "Purchased Assets"):

(a)   "The real property (including all buildings and other improvements thereon and all appurtenances thereto) identified on Schedule 2.1(a), including the Exmore building, and, to the extent permitted, the Transferred Easements (the "Real Property");

(b)   "The substations, distribution plant and general plant of the Seller located on the Virginia Eastern Shore and identified on Schedule 2.1(b) and the transformers located at Bayview;

(c)   "The machinery, equipment, furniture and other personal property (other than vehicles) owned by Seller, in each case, located on the Real Property or used or held for use principally with respect to the Business and Purchased Assets and identified on Schedule 2.1(b);

(d)   "The vehicles owned by the Seller identified on Schedule 2.1(d);

(e)   "The towers and supporting structures identified on Schedule 2.1(e);

(f)   "The information technology and telecommunications assets identified on Schedule 2.1(f);

(g)   "Subject to the receipt of necessary consents and approvals with respect to assignment, the Seller's Agreements identified on Schedule 2.1(g);

(h)   "Subject to the receipt of necessary consents and approvals with respect to assignment, the Transferable Permits;

(i)   "[Reserved];

(j) "To the extent permitted by applicable Law, the Transferred Employee Records;

(k) "All books, vendor lists (including electronic records), operating records, maintenance records, engineering designs, plans, system drawings, operating, safety and maintenance manuals, engineering design plans, blueprints and as-built plans, specifications, procedures, and similar items to the extent principally relating to the Purchased Assets or the Business (subject to the right of Seller to retain copies of same for its use), other than such items as are proprietary to third parties and accounting records, and copies of the same with respect to the "Purchased Assets" as defined in the Transmission Purchase Agreement (it being understood that Seller's obligation to transfer such items is for items as existing and in such form as currently used in the Business);

(l) "The Accounts Receivable and all rights to enforce, execute on or collect such Accounts Receivable; and

(m) "The Customer Deposits.

2.2.   Excluded Assets. Notwithstanding any provision to the contrary in this Agreement, nothing in this Agreement shall constitute or be construed as to require Seller to sell, assign, convey, transfer or deliver, and Buyer shall not be entitled to purchase, assume or acquire, any right, title or interest in, to or under any property, asset, business, operation or division of Seller, or any Affiliate thereof, in the following assets and properties which are hereby specifically excluded from the definition of Purchased Assets (collectively, the "Excluded Assets"):

(a) "Assets summarized on Schedule 2.2(a), including the Tasley generating facility and any other generating facility of Seller or its Affiliates, whether commissioned or decommissioned;

(b) "The right, title and interest of Seller and its successors, assigns and Representatives in, to and under certain electrical transmission or generation facilities (as opposed to distribution facilities) or information technology and telecommunications assets of Seller or any of its Affiliates located at or forming a part of the Purchased Assets (whether or not regarded as a "transmission" or "generation" asset for regulatory or accounting purposes), including all switchyard facilities, substation facilities and support equipment, as well as all permits, contracts and warranties, to the extent they relate to such specified transmission and generation assets or information technology and telecommunications assets (other than the assets set forth on Schedule 2.1(f), all of which are included as Purchased Assets) (collectively, the "Transmission Assets");

(c) "All certificates of deposit, shares of stock, securities, bonds, debentures, evidences of indebtedness, and interests in joint ventures, partnerships, limited liability companies and other entities;

(d) "All cash, cash equivalents, bank deposits, notes receivable, prepaid expenses and interest accruing on Customer Deposits prior to the Closing Date (but not the Customer Deposits, except as provided in (v) below), including such as relate to any Excluded

Assets or the operation of the Purchased Assets and the Business prior to the Closing Date and any income, sales, payroll or other Tax receivables (in each case, whether held by Seller or any third party);

(e) "The right, title and interest of Seller and its successors, assigns and Representatives in, to and under all intellectual property, including, but not limited to, the names "Delmarva Power & Light Company," "Delmarva Power," "DPL," "Conectiv," "Conectiv Power Delivery," "Pepco," "Pepco Holdings" or any derivation thereof, as well as any related or similar name, or any other trade names, trademarks, service marks, corporate names and logos, or any part, derivation, colorable imitation or combination thereof;

(f) "All tariffs, agreements and arrangements to which Seller or its Representatives is a party for the purchase or sale of electric capacity or energy, or for the purchase of generation, transmission, or ancillary services;

(g) "The right, title and interest of Seller and its successors, assigns and Representatives in, to and under all claims against third parties, if any, relating to the ownership, lease, maintenance or operation of any Purchased Assets, by Seller prior to the Closing Date other than as provided in Section 2.1(l), whether accruing prior to, on or after the Closing Date, including all claims for refunds, prepayments, offsets, recoupment, insurance proceeds, insurance distributions, dividends or other proceeds, condemnation awards, judgments and the like, whether received as payment or credit against future Liabilities;

(h) "All Tax refunds or credits (including refunds or credits of real property Taxes paid or due with respect to the Purchased Assets and the Business, or any related real property), which refunds or credits are with respect to periods ending prior to the Closing Date, whether directly or indirectly, regardless of when actually paid;

(i) "All employment agreements and personnel records of Seller and its successors, assigns and Representatives, other than, to the extent permitted by applicable Law, Transferred Employee Records;

(j) "The minute books, stock transfer books, corporate seal and other corporate records of Seller and its successors, assigns and Representatives;

(k) "The right, title and interest of Seller and its successors, assigns and Representatives in, to and under all contracts, agreements, arrangements, licenses and leases of any nature, other than the Seller's Agreements set forth on Schedule 2.1(g);

(l) "All assets and properties owned or held by any Benefit Plan;

(m) "All insurance policies relating to the ownership, lease, maintenance or operation of the Purchased Assets;

(n) "All other assets and properties owned or leased by Seller or its successors, assigns and Representatives which are not principally used in or necessary for the operation of the Purchased Assets or the Business;

14

(o)   "The vehicles not identified on Schedule 2.1(d);

(p)   "The right, title and interest of Seller and its successors, assigns and Representatives under this Agreement and the Additional Agreements;

(q)   "PBX telephone system and mobile and fixed radio communications equipment (Account 397.1);

(r)   "Seller's assets related to the Business with respect to customers located in Maryland, Delaware, the District of Columbia, and New Jersey;

(s)   "[Reserved];

(t)   "The real property (including all improvements thereon and all appurtenances thereto) identified on Schedule 2.2(t);

(u)   "All inventory; and

(v)   "(i) Customers' deposits or Customer advances for construction that has been completed, (ii) the proportionate share of any Customers' deposits or Customer advances equal to the portion of construction that has been completed, or (iii) Customers' deposits or Customer advances for new construction that has not commenced.

2.3.   Assumed Liabilities. On the Closing Date, Buyer shall assume and agree to pay, perform and otherwise discharge when due all of the following Liabilities of Seller arising or accruing on or after the Closing Date unless otherwise specified, (collectively, the "Assumed Liabilities"):

(a)   "All Liabilities of Seller, arising or accruing on or after the Closing Date, under (i) the Seller's Agreements identified on Schedule 2.1(g) and the Transferable Permits, in accordance with the respective terms thereof, and (ii) Seller's Agreements entered into by Seller primarily with respect to the Purchased Assets, the Business or the Site on or after the date hereof consistent with the terms of this Agreement, other than leases of vehicles;

(b)   "All Liabilities of Seller which relate to the Business or Purchased Assets or the Site in respect of Taxes for which Buyer is liable pursuant to Sections 3.6 and 6.7;

(c)   "Except as set forth in Section 2.4(a), (b) or (e), all Liabilities relating to or resulting from the following: (i) any violation of or alleged violation, or non-compliance with, Environmental Laws or Environmental Permits arising from events, conditions or circumstances existing or occurring prior to or on or after the Closing Date, with respect to the ownership, lease, maintenance, construction, modification or operation of the Purchased Assets, or the Site, including the cost of correcting any such violations or non-compliance, but excluding any fines or penalties arising out of the ownership, maintenance, lease, construction, modification or operation of the Purchased Assets or the Site prior to the Closing Date; and (ii) Environmental Conditions or exposure to Hazardous Substances at, on, in, under or adjacent to, or migrating or discharged to or from, the Purchased Assets, or the Site, prior to, on or after the Closing Date, including loss of life, injury to persons or property (including from exposure to asbestos-

15

containing materials) and damage to natural resources (whether or not such loss, injury or damage arose or was made manifest before the Closing Date or arises or becomes manifest after the Closing Date) and Remediation of Environmental Conditions on or after the Closing Date;

(d) "All Taxes that may be imposed by any federal, state or local government on the ownership, lease, maintenance, operations, use or sale of the Purchased Assets, the Business or the Site (except for Income Taxes) with respect to the period commencing on or after the Closing Date, except for Taxes for which Seller is liable pursuant to Section 3.6;

(e) "All Liabilities and obligations of Seller with respect to Customer Deposits arising or accruing before, on or after the Closing Date;

(f) "Accounts Payable (other than Customer Deposits) and related Taxes (other than utility taxes on unbilled revenue with respect to Customer Deposits); and

(g) "To the extent not identified as one of the Excluded Liabilities pursuant to Section 2.4(a) to (j), all Liabilities relating to the Purchased Assets or the Business (i) arising prior to Closing which are not Known Liabilities on or before the date six months after the Closing Date, or (ii) arising on or after the Closing.

2.4. Excluded Liabilities. Notwithstanding any provision to the contrary in this Agreement, nothing in this Agreement shall constitute or be construed as to require Buyer to pay, perform or otherwise discharge when due any Liabilities of Seller or any of its Affiliates with respect to the Business or the Purchased Assets not expressly referenced in Section 2.3, including the following Liabilities which are hereby specifically excluded from the definition of Assumed Liabilities (the "Excluded Liabilities"):

(a) "Any Liabilities of Seller in respect of any Excluded Assets, including Environmental Conditions existing on, or Releases occurring prior to, the Closing Date on the locations occupied by, or resulting from the construction, ownership or operation of, any of the assets summarized on Schedule 2.2(a), including the Tasley generating facility and any other generating facility of Seller or its Affiliates, whether commissioned or decommissioned;

(b) "Remediation, loss of life, injury to persons or property and damage to natural resources arising from the storage, transportation, treatment, disposal, discharge, recycling or Release, at any Off-Site Location;

(c) "Any Liabilities of Seller in respect of Taxes attributable to the Purchased Assets or the Business for taxable periods ending before the Closing Date, except for Taxes for which Buyer is liable pursuant to Section 3.6 or 6.7;

(d) "Any Liabilities of Seller accruing prior to the Closing Date under any of the Seller's Agreements;

(e) "Any fines or penalties imposed by any Governmental Authority resulting from any violation of Law or any Seller's Permit by Seller that occurred prior to the Closing Date, it being understood that costs associated with modifications to the Purchased Assets or the manner of operating the Purchased Assets or the Business to correct such violations shall not be deemed to be fines or penalties for purposes hereof;

(f)   "Any Liabilities relating to any Benefit Plan maintained by Seller or any trade or business (whether or not incorporated) which is or ever has been under common control, or which is or ever has been treated as a single employer, with Seller under Section 414(b), (c), (m) or (o) of the Code ("ERISA Affiliate") or to which Seller and any ERISA Affiliate contributed thereunder (the "ERISA Affiliate Plans"), maintained by, contributed to, or obligated to contribute to, by Seller or any ERISA Affiliate, including any Liability (i) to the Pension Benefit Guaranty Corporation under Title IV of ERISA, or (ii) with respect to any noncompliance by Seller with ERISA;

(g)   "Any Liabilities relating to the employment or termination of employment, including discrimination, wrongful discharge or unfair labor practices by Seller of any individual, attributable to any action or omission by Seller prior to the Closing Date;

(h)   "Any obligation to provide continuation coverage under COBRA (and notice of the right to elect such coverage) to Transferred Employees, employees associated with the Purchased Assets or the Business who do not become Transferred Employees (and their dependents or former dependents), and former dependents of Transferred Employees who became eligible for continuation coverage under COBRA on account of a "qualifying event" (as defined under COBRA) occurring prior to the Closing Date;

(i)   "Any Liabilities under the lease agreements for the vehicles not identified on Schedule 2.1(d);

(j)   "Any payment Liabilities secured by Permitted Encumbrances and arising prior to Closing relating to (i) mechanics', carriers', workers', repairers' and other similar liens, (ii) obligations for borrowed money or with respect to deposits or advances of any kind, including any Liabilities relating to the lien on the Real Property in favor of The Bank of New York, individually or as trustee, (iii) obligations upon which interest charges are customarily paid, (iv) all obligations under conditional sale or other title retention agreements, (v) obligations in respect of the deferred purchase price of property or services, (vi) guarantees of indebtedness of others, (vii) capital lease obligations, or (viii) obligations (contingent or otherwise) as an account party in respect of letters of credit or letters of guaranty; and

(k)   "To the extent not expressly identified as one of the Assumed Liabilities pursuant to Section 2.3(a) to (f), any Liabilities arising prior to Closing, which become Known Liabilities on or before the date six months after the Closing Date.

2.5.   Control of Litigation. Seller shall be entitled exclusively to control, defend and settle any suit, action or proceeding, and any investigation, arising out of or relating to any Excluded Assets or Excluded Liabilities, and Buyer shall reasonably cooperate with Seller, at Seller's sole cost and expense for out-of-pocket expenses, in connection therewith.

ARTICLE III
THE CLOSING

3.1.   Closing. The sale, assignment, conveyance, transfer and delivery of the Purchased Assets by Seller to Buyer, and the purchase, assumption and acquisition by Buyer of the Purchased Assets and the Assumed Liabilities, and the consummation of the other transactions contemplated hereby, shall take place at a closing (the "Closing") to be held at such location as is mutually agreed by the Parties, within five (5) Business Days after the date on which the last of the conditions precedent to the Closing set forth in Article VII shall have been satisfied or, to the extent permitted by applicable Law, waived by the Party for whose benefit such conditions precedent exist, or at such other date as may be agreed upon between Buyer and Seller. The date on which the Closing actually occurs is hereinafter called the "Closing Date." The Closing shall be effective for all purposes as of 12:01 a.m., New York City time, on the Closing Date.

3.2.   Purchase Price.

(a)   "Upon the terms and subject to the conditions set forth in this Agreement, in consideration of the aforesaid sale, assignment, conveyance, transfer and delivery of the Purchased Assets, Buyer shall (i) pay to Seller cash in an aggregate amount equal to Thirty-Nine Million Eight Hundred Twenty-Five Thousand Dollars ($39,825,000) (the "Initial Amount") plus or minus such adjustments set forth in this Section 3.2 below ("Closing Adjustment Amount"), subject to Section 3.4 (collectively, the "Purchase Price"), and (ii) assume and agree to pay, perform and otherwise discharge the Assumed Liabilities. For the avoidance of doubt, Buyer acknowledges that its assumption of, and agreement to pay, perform or otherwise discharge, the Assumed Liabilities constitutes an integral part of the consideration to be received by Seller in respect of the sale, assignment, conveyance, transfer and deliver of the Purchased Assets hereunder, and that, in the absence of such assumption and agreement by Buyer, Seller would not enter into this Agreement. The Purchase Price shall be adjusted as follows:

(i)   The Purchase Price shall be (A) increased by the actual installed cost of Purchased Assets acquired since November 30, 2006, and (B) decreased by the Net Book Value of assets or properties which otherwise would have constituted "Purchased Assets" hereunder but for the retirement, disposition or abandonment of such assets or properties prior to the Closing Date, excluding for all purposes any amounts relating to Accounts Receivable or Customer Deposits. An example of this calculation is set forth on Schedule 3.2(a)(i);

(ii)   The Purchase Price shall be increased by the product of (A) the amount of the Accounts Receivable on the Closing Date and (B) 0.995;

(iii)   The Purchase Price shall be decreased by an amount equal to the applicable accrued interest on Customer Deposits transferred to Buyer, accruing as of January 1, 2007, through the Closing Date;

(iv)   The Purchase Price shall be decreased, by the amount of the Customer Deposits on the Closing Date; and

18

(v)   The Purchase Price shall be decreased by the difference between $250,000 and the amounts paid by Seller to Transferred Employees as signing bonuses pursuant Section 6.9(b).

(b)   "At least three (3) Business Days prior to the Closing Date, Seller shall provide to Buyer its good faith estimate of the Closing Adjustment Amount, which estimate shall be certified in writing by an appropriate officer of Seller which officer shall be consented to by the Buyer (the "Estimated Adjustment Amount").

(c)   "At the Closing, in furtherance but not in duplication of Section 3.2(a), Buyer shall pay to Seller cash in an aggregate amount equal to the Initial Amount, minus the Escrow Amount and plus or minus the Estimated Adjustment Amount (the "Closing Payment"). The Closing Payment shall be paid to Seller by Buyer at the Closing by wire transfer of immediately available funds to the account of Seller designated by Seller at least two (2) Business Days prior to the Closing Date.

3.3.   Establishment of Escrow. At Closing, Buyer shall deliver, or cause to be delivered, an amount equal to Four Hundred Fifty Thousand Dollars ($450,000) of the Purchase Price (the "Escrow Amount") to be paid by Buyer under Section 3.2 to an escrow agent mutually agreed upon by the Parties (the "Escrow Agent"). The Escrow Agent shall hold such funds in escrow (the "Escrow") for three months after the Closing Date, to be used for payments to be made by Seller pursuant to Section 3.2, if any, pursuant to the terms of the Escrow Agreement.

3.4.   Adjustment to Purchase Price.

(a)   "Within ninety (90) days after the Closing Date, the Parties shall mutually prepare a statement setting forth the Closing Adjustment Amount (the "Closing Statement") and the amount of any payment to be made, and by whom, pursuant to Section 3.4(c).

(b)   "In the event there is disagreement with respect to the preparation of only a portion of the Closing Statement, Buyer or Seller, as the case may be, shall pay all remaining amounts in the manner set forth in Section 3.4(c); and all other amounts shall be paid at such time as all disagreements are resolved provided in accordance with this Section 3.4(b) or otherwise. If the Parties cannot mutually agree on the Closing Statement, then the Parties shall promptly attempt to resolve such disagreements by negotiation. If the Parties are unable to resolve such disagreements within thirty (30) days following such notice of disagreement, then the Parties shall appoint an Independent Accounting Firm within forty-five (45) days following such notice to review the disputed portions of the draft Closing Statement and determine the Closing Adjustment Amount. In the event that Buyer and Seller cannot promptly agree on the selection of an accounting firm to act as the Independent Accounting Firm following the expiration of such forty-five (45) day period, either Party may request the American Arbitration Association to appoint an Independent Accounting Firm, and such appointment shall be final, binding and conclusive on Buyer and Seller. Resolution of any disagreements shall be made by the Independent Accounting Firm in a writing addressed to all Parties within thirty (30) days following referral to it by the Parties of such disagreements in accordance with this Agreement. The findings of such Independent Accounting Firm shall be final, binding and conclusive on the Parties. The fees and expenses of the Independent Accounting Firm incurred in the resolution of such dispute shall be borne by the Parties in such proportion as is appropriate to reflect the relative benefits received by Seller on the one hand and Buyer on the other from the resolution of the dispute. For example, if Buyer challenges items underlying the calculation of the Closing Adjustment Amount in the net amount of $100,000, but the Independent Accounting Firm determines that Buyer has a valid claim for only $40,000, Buyer shall bear 60% of the fees and expenses of the Independent Accounting Firm and Seller shall bear the other 40% of such fees and expenses.

(c)   "No later than the fifth (5th) Business Day following the determination of the Closing Adjustment Amount pursuant to Section 3.4(b), either (i) Seller shall pay Buyer the amount, if any, by which the Estimated Adjustment Amount exceeds the Closing Adjustment Amount, or (ii) Buyer shall pay Seller the amount, if any, by which the Closing Adjustment Amount exceeds the Estimated Adjustment Amount, in either case, together with simple interest accruing on such payment at the Prime Rate from and after the Closing Date through but not including the date of payment, by wire transfer of immediately available funds to an account designated by the receiving Party. As used herein, "Prime Rate" means, as of any date, the prime rate as published in The Wall Street Journal on such date or, if not published on such date, on the most recent date of publication.

3.5.   Tax Reporting and Allocation of Purchase Price. Buyer and Seller shall use their Commercially Reasonable Efforts to agree in good faith upon an allocation among the Purchased Assets of the sum of the Purchase Price and the Assumed Liabilities consistent with Section 1060 of the Code and the Treasury Regulations thereunder within sixty (60) days after the determination of the Closing Adjustment Amount pursuant to Section 3.4. In the event that the Parties cannot agree on a mutually satisfactory allocation within such sixty (60) day period, the Parties shall appoint an Independent Accounting Firm that shall, at Seller's and Buyer's joint expense, determine the appropriate allocation. In the event that Buyer and Seller cannot promptly agree on the selection of an accounting firm to act as the Independent Accounting Firm, either Party may request the American Arbitration Association to appoint an Independent Accounting Firm, and such appointment shall be final, binding and conclusive on Buyer and Seller. Resolution of any disagreements shall be made by the Independent Accounting Firm in a writing addressed to all Parties within thirty (30) days following referral to it by the Parties of such disagreements in accordance with this Agreement. The finding of such Independent Accounting Firm shall be final, binding and conclusive on the Parties. After determination of the allocation by agreement of the Parties or by binding determination of the Independent Accounting Firm, Buyer and Seller shall file, for the tax year in which the Closing occurs, Internal Revenue Service Form 8594, and all Tax Returns, in accordance with such allocation. Buyer and Seller shall report the transactions contemplated by this Agreement for U. S. federal Income Tax and all other Tax purposes in a manner consistent with the allocation determined pursuant to this Section 3.5. Buyer and Seller shall provide the other promptly with any information required to complete Form 8594. Buyer and Seller shall notify and provide the other with reasonable assistance in the event of an examination, audit or other proceeding regarding the agreed-upon allocation of the Purchase Price and the Assumed Liabilities.

3.6.   Prorations.

(a)   "Except as otherwise provided in this Agreement, all of the items customarily prorated relating to the ownership, lease, maintenance or operation of the Business and Purchased Assets that are attributable to a period commencing prior to the Closing Date and terminating on or after the Closing Date, including those listed below (but expressly excluding Income Taxes), shall be prorated as of the Closing Date, with Seller liable to the extent such items relate to any period prior to the Closing Date, and Buyer liable to the extent such items relate to any period on or after the Closing Date (measured in the same units used to compute the item in question, and otherwise measured by calendar days):

(i)   "Personal property, real estate and occupancy Taxes, assessments and other charges, if any, on or with respect to the ownership, lease, maintenance or operation of the Business and Purchased Assets;

(ii)   "Rent and all other items (including prepaid services), in each case, payable by or to Seller under any of the Seller's Agreements assigned to and assumed by Buyer hereunder;

(iii)   "Any permit, license, registration, compliance assurance fees or other fees with respect to any Transferable Permit; and

(iv)   "Sewer rents and charges for water, telephone, electricity and other utilities.

(b)   "Seller or Buyer, as the case may be, shall promptly reimburse the other Party that portion of any amount paid by such other Party to the extent relating to the period for which Seller or Buyer, as the case may be, is liable under Section 3.6(a), in each case, upon presentation of a statement setting forth in reasonable detail the nature and amount of any such payment. In connection with the prorations set forth in Section 3.6(a), if actual amounts are not available on the Closing Date, the proration shall be calculated based upon the respective amounts accrued through the Closing Date or paid for the most recent year or other appropriate period for which such amounts paid are available. All prorated amounts shall be recalculated and paid to the appropriate Party, if practicable, on the date of the payment of the Closing Adjustment Amount pursuant to Section 3.4(c) or otherwise within sixty (60) days after the date that the previously unavailable actual amounts become available. Seller and Buyer shall furnish each other with such documents and other records as may be reasonably requested in order to confirm all proration calculations made pursuant to this Section 3.6. Notwithstanding anything to the contrary herein, no proration shall be made under this Section 3.6 with respect to (i) real property Tax refunds that are Excluded Assets under Section 2.2(h) or (ii) Taxes payable by Buyer pursuant to Section 6.7(a).

3.7.   Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, the following to Buyer:

(a)   "The Special Warranty Deed, duly executed by Seller and in recordable form;

21

(b)　"The Bill of Sale, duly executed by Seller;

(c)　"The Assignment and Assumption Agreements and the Pole Attachment Assignment and Assumption Agreement, duly executed by Seller;

(d)　"The Transition Services Agreement, duly executed by Seller;

(e)　"The Access Agreements, duly executed by Seller and in recordable form;

(f)　"The Escrow Agreement, duly executed by the Seller;

(g)　"The Lease Agreement, duly executed by the Seller and in recordable form;

(h)　"Evidence, in form and substance reasonably satisfactory to Buyer, demonstrating that Seller has obtained the Seller's Required Regulatory Approvals set forth on Schedule 7.2(b);

(i)　"A FIRPTA Affidavit, duly executed by Seller;

(j)　"Copies, certified by the Secretary or Assistant Secretary of Seller, of resolutions authorizing the execution, delivery and performance of this Agreement, each Additional Agreement to which Seller is a party and all of the other agreements and instruments, in each case, to be executed, delivered and performed by Seller in connection herewith;

(k)　"A certificate of the Secretary or Assistant Secretary of Seller identifying the name and title and bearing the signatures of the officers of Seller authorized to execute and deliver this Agreement, each Additional Agreement to which Seller is a party and the other agreements and instruments contemplated hereby;

(l)　"A certificate contemplated by Section 7.1(f);

(m)　"All such other agreements, documents, instruments and writings as shall, in the reasonable opinion of Buyer and its counsel, be necessary to sell, assign, convey, transfer and deliver to Buyer the Purchased Assets, in accordance with this Agreement and, where necessary or desirable, in recordable form, provided that Seller shall not be required to prepare or obtain any survey, abstract, title opinion or title insurance policy with respect to the Real Property;

(n)　"A certificate of good standing with respect to Seller from the VSCC;

(o)　"Evidence satisfactory to the Buyer of the release and discharge of the lien of the Bank of New York, individually or as trustee, with respect to the Purchased Assets;

(p)　"Such other agreements, documents, instruments and writings as are required to be delivered by Seller at or prior to the Closing Date pursuant to this Agreement or otherwise reasonably requested by Buyer in connection herewith; and (q)	"All books, records and other materials referenced in Section 2.1(k) in both hard copy and electronic version, as available; provided that such property shall be delivered to such locations other than the place of Closing as Buyer may reasonably direct.

3.8.	Deliveries by Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, the following to Seller:

(a)	"The Closing Payment, by wire transfer of immediately available funds, in accordance with Seller's instructions to the account of Seller designated by Seller at least two (2) Business Days prior to the Closing Date and the Escrow Amount to the Escrow Agent, which shall have entered into the Escrow Agreement;

(b)	"The Assignment and Assumption Agreements and the Pole Attachment Assignment and Assumption Agreement, duly executed by Buyer;

(c)	"The Transition Services Agreement, duly executed by Buyer;

(d)	"The Operational Coordination Agreement, duly executed by Buyer;

(e)	"The Access Agreements, duly executed by Buyer;

(f)	"The Escrow Agreement, duly executed by Buyer;

(g)	"The Lease Agreement, duly executed by Buyer;

(h)	"Evidence, in form and substance reasonably satisfactory to Seller, demonstrating that Buyer has obtained the Buyer's Required Regulatory Approvals set forth on Schedule 7.1(b);

(i)	"Copies, certified by the Secretary or Assistant Secretary of Buyer, of resolutions authorizing the execution, delivery and performance of this Agreement, each Additional Agreement to which Buyer is a party, and all of the other agreements and instruments, in each case, to be executed, delivered and performed by Buyer in connection herewith;

(j)	"A certificate of the Secretary or Assistant Secretary of Buyer identifying the name and title and bearing the signatures of the officers of Buyer authorized to execute and deliver this Agreement, each Additional Agreement to which Buyer is a party and the other agreements contemplated hereby;

(k)	"A certificate contemplated by Section 7.2(f); and

(l)	"Such other permits, agreements, documents, instruments and writings as are required to be delivered by Buyer at or prior to the Closing Date pursuant to this Agreement or otherwise reasonably requested by Seller in connection herewith.

3.9.	Post-Closing Asset Deliveries. In the event that Seller or Buyer, or any of their respective Representatives, shall determine after the Closing that any Purchased Asset is in the possession of the Seller (or any of its Representatives) or that any Excluded Asset is in the possession of the Buyer (or any of its Representatives), the Party in possession of such asset or assets shall, or shall cause their respective Representatives to, promptly, but in no event later than five (5) Business Days following such determination, pay or deliver, or cause to be paid or delivered, to the other Party such asset or assets, at the sole cost and expense of the Party in possession of such asset or assets.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby represents and warrants to Buyer as follows:

4.1.   Organization; Qualification. Seller is a corporation validly existing and in good standing under the laws of the Commonwealth of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Seller is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which its business as now being conducted requires it to be so qualified, except to the extent that the failure to be so qualified is not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect.

4.2.   Authority. Seller has full corporate power and authority to execute and deliver this Agreement and each Additional Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and each Additional Agreement to which it is a party and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action required on the part of Seller. This Agreement has been duly executed and delivered by Seller; and this Agreement constitutes, and upon the execution and delivery by Seller of each Additional Agreement to which it is a party, each such Additional Agreement will constitute, the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that (a) such enforceability may be subject to any bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other Laws now or hereafter in effect affecting or relating to enforcement of creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3.   Consents and Approvals; No Violation.

(a)   "Except as set forth on Schedule 4.3(a), subject to obtaining or making all Seller's Required Regulatory Approvals, neither the execution and delivery by Seller of this Agreement and the Additional Agreements to which it is a party nor the consummation by Seller of the transactions contemplated hereby and thereby will (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Seller; (ii) result in a default (or give rise to any right of termination, cancellation or acceleration or result in the imposition of a lien on any of its assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, agreement, lease or other instrument or obligation to which Seller is a party or by which it, or any of the Purchased Assets, may be bound, except for such defaults (or rights of termination, cancellation, acceleration or resulting liens) as to which requisite consents, approvals or waivers have been or will prior to the Closing be obtained, or which are not reasonably expected to individually or in the aggregate, have a Material Adverse Effect; or (iii) violate any Law, order, judgment or decree applicable to Seller or any of the Purchased Assets, which violation, individually or in the aggregate, is not reasonably expected to result in a Material Adverse Effect.

(b)   "Except for consents, approvals, filings and notices (including those consents, approvals, filings and notices required in connection with the transfers by Seller to Buyer of Transferable Permits) set forth on Schedule 4.3(b) (the consents, approvals, filings and notices referred to in this paragraph are collectively referred to herein as the "Seller's Required Regulatory Approvals"), no consent or approval of, filing with, or notice to, any Governmental Authority is necessary for the execution and delivery by Seller of this Agreement and the Additional Agreements to which it is a party or the consummation by Seller of the transactions contemplated hereby or thereby, other than (i) such consents, approvals, filings and notices which, if not obtained or made, do not materially impair Seller's ability to perform its material obligations under this Agreement or such Additional Agreements; (ii) such consents, approvals, filings and notices which become applicable to Seller or the Purchased Assets as a result of the status of Buyer (or any of its Affiliates) or as a result of any other facts that specifically relate to the business or activities in which Buyer (or any of its Affiliates) is or proposes to be engaged; and (iii) such consents, approvals, filings and notices, the failure of which to obtain or make are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect.

4.4.   Insurance. Schedule 4.4 sets forth all material liability, property, workers' compensation and other insurance policies with respect to the Purchased Assets. To Seller's Knowledge, the Purchased Assets are insured in such amounts and against such risks and losses as are customary in accordance with Good Utility Practices, no premiums due under any such material insurance policy have not been paid (to the extent any such non-payment would entitle the insurer to terminate such policy) and Seller has not received any written notice of cancellation, termination or denial of a claim thereunder with respect to any material insurance policy of Seller providing coverage in respect of the Purchased Assets which was not replaced prior to the date of cancellation or termination. To Seller's Knowledge, all material insurance policies of Seller covering the Purchased Assets are in full force and effect, provided, however, that coverage of the Purchased Assets under the Seller's insurance policies will terminate as of the Closing. Seller has not been refused any such insurance with respect to any material Purchased Asset.

4.5.   Title and Related Matters.

(a)   "Except for Permitted Encumbrances, Seller has good, valid and marketable title to (or, in the case of leased property, has a valid and enforceable leasehold interest in) the Real Property included in the Purchased Assets and has good and valid title to all other Purchased Assets, free and clear of all Encumbrances.

(b)   "To Seller's Knowledge, the Purchased Assets have been maintained consistent with Good Utility Practice, except to the extent that the failure to so maintain the

Purchased Assets, taken as a whole, is not reasonably expected to have a Material Adverse Effect.

(c) "Except as set forth on Schedule 4.5(c), the Transferred Easements are all of the easements, railroad crossing rights and rights of way, and similar rights (other than public rights of way) necessary for the operation of the Business as currently conducted, except those that are not reasonably expected to have a Material Adverse Effect.

(d) "Schedule 2.1(a) describes all real property leases under which Seller is a lessee or lessor that relate principally to the Business or the Purchased Assets.

4.6. Seller's Environmental Matters. Notwithstanding anything contained herein, Sections 4.3, 4.6 and 4.10 are the only Sectio (a) "ns containing representations and warranties relating to environmental matters. Except as set forth on Schedule 4.6:

(a) "Seller holds, and is in compliance and has been in compliance over the last six (6) years, in all respects with, all Environmental Permits that Seller requires in order to own, lease, maintain and operate the Purchased Assets or the Business, and Seller is, and has been over the last six (6) years, otherwise in compliance in all respects with applicable Environmental Laws with respect to the ownership, lease, maintenance or operation of the Purchased Assets or the Business, except in all cases for such failures to hold or comply with required Environmental Permits, and such failures to be in compliance with applicable Environmental Laws, as are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect.

(b) "Seller has not received any written or, to Seller's Knowledge, oral (i) request for information or notice that it is a potentially responsible party under CERCLA or any similar state law, with respect to the Site, or (ii) unresolved notice alleging any material violations of Environmental Laws or Environmental Permits.

(c) "Seller has not entered into or agreed to any decree, order or judgment under any Environmental Law relating to the Purchased Assets or the Business, and, to Seller's Knowledge, Seller is not subject to any outstanding decrees, orders or judgments relating to compliance with any Environmental Law or to the Remediation of Hazardous Substances under any Environmental Law relating to the Purchased Assets, the Business or the Site except for such decrees, orders and judgments as are not material.

(d) "Seller has delivered or made available all material environmental reports (including all Phase I Environmental Site Assessment reports, or Phase II Environmental Site Assessment reports, if applicable), investigations and studies relating to any of the Purchased Assets or the Business prepared by or on behalf of or in the possession of the Seller within the last six (6) years. To Seller's Knowledge, no Affiliate of Seller is in possession of any such material environmental reports or studies primarily relating to the Purchased Assets or the Business.

(e) "To Seller's Knowledge, there has been no Release of Hazardous Substances on, in, under or onto any part of the Site in respect of which a Governmental Authority has required or may require under applicable Environmental Laws any material

Remediation except as are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect.

(f)   "To Seller's Knowledge, there are no underground storage tanks or related piping, asbestos-containing materials or polychlorinated biphenyl-containing transformers or other equipment, active or abandoned, on the Site or included in the Purchased Assets, except as are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect.

4.7.   Taxes. Seller has timely filed all Tax Returns required to be filed by Seller with respect to the conduct and ownership of the Purchased Assets or the Business, including Tax Returns for all applicable federal, state and local income, franchise, sales, use, property, excise and other Taxes, and such Tax Returns are true and correct in all material respects. Seller has paid all material Taxes required to be paid pursuant to such Tax Returns or otherwise required by Law to be paid by it, and there are no other material Taxes payable on account of the ownership of the Purchased Assets or the Business from the date of the inception of Seller's investment in the Purchased Assets or the Business, except for Taxes not yet due in the ordinary course of business (for which adequate reserves have been established). All other federal, state and local Taxes which Seller was or is required by Law to withhold or collect have been and are being withheld or collected by it and are being paid over to the proper Governmental Authorities or are being held by Seller in accordance with Law for such payment. Seller has not made any Tax elections with respect to the Purchased Assets or the Business that will bind Buyer. None of the Purchased Assets is tax-exempt use property within the meaning of Section 168(h) of the Code or tax-exempt bond financed property within the meaning of Section 168(g)(5) of the Code and none of such assets is subject to any lease made pursuant to Section 168(f)(8) of the Code (as in effect prior to the enactment of the Tax Reform Act of 1986).

4.8.   Real Property. Schedule 4.8 sets forth a description of the Real Property and the material Transferred Easements. True and correct copies of all current surveys, abstracts, title opinions and policies of title insurance currently in force, in each case, in Seller's possession and relating to the Real Property, have been previously delivered or otherwise made available to Buyer. Except as set forth in Schedule 2.1(a), Schedule 2.1(g), Schedule 4.8, or Schedule 4.9(a), Seller has not (i) leased or otherwise granted any Person the right to use or occupy all or any portion of the Real Property and there are no outstanding options, rights of first offer or rights of first refusal to purchase any portion of the Real Property, and (ii) Seller has not received written notice of any pending or, to Seller's Knowledge, threatened proceedings or actions by any Governmental Authority to modify the zoning classification of or to condemn or take by eminent domain or to classify as a landmark all or any material part of the Purchased Assets.

4.9.   Certain Contracts and Arrangements.

(a)   "Schedule 4.9(a) sets forth a list of all written Seller's Agreements, other than such contracts, licenses, agreements, arrangements and leases as (i) constitute Excluded Assets or relate solely to Excluded Liabilities, (ii) may be terminated after the Closing by Buyer upon notice of no more than sixty (60) days, (iii) have been entered into in the ordinary course of business and do not individually involve annual payment obligations in excess of $250,000, (iv) are expected to expire or terminate prior to the Closing, or (v) are entered into by Seller after the date hereof consistent with the terms of this Agreement.

(b)   "Except as set forth on Schedule 4.9(b), each Seller's Agreement set forth on Schedule 4.9(a) constitutes a legal, valid and binding obligation of Seller and, to Seller's Knowledge, the other parties thereto.

(c)   "Except as set forth on Schedule 4.9(c), (i) there is not under any Seller's Agreement set forth on Schedule 4.9(a) any default or event which, with notice or lapse of time or both, would constitute a default on the part of Seller or, any other party thereto, except such defaults as are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect, or (ii) to Seller's Knowledge, no party has repudiated any provision of any Seller's Agreements.

4.10.   Legal Proceedings. Except as set forth on Schedule 4.10, there are no suits, actions or proceedings pending or, to Seller's Knowledge, threatened against Seller or relating to the Purchased Assets by or before any Governmental Authority, which are, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.10, Seller is not subject to any judgment, order or decree of any Governmental Authority which are, individually or in the aggregate, reasonably expected to have a Material Adverse Effect.

4/11.   Permits. Seller holds, and is in compliance with, all permits, certificates, licenses and other authorizations of all Governmental Authorities (collectively, "Seller's Permits") that Seller requires in order to own, lease, maintain and operate the Purchased Assets or the Business, except for (a) those Environmental Permits which are governed by Section 4.6 and (b) such failures to hold, or comply with, Seller's Permits as individually or in the aggregate are not reasonably expected to have a Material Adverse Effect. Except as disclosed in Section 4.6, or individually or in the aggregate are not reasonably expected to have a Material Adverse Effect, (i) Seller has not received any written notification that it is in violation of any such Seller's Permits, and (ii) Seller is in compliance in all material respects with all such Seller's Permits.

4.12.   Brokers; Finders. Except as set forth on Schedule 4.12, Seller has not, and none of Seller's Affiliates have, retained any financial advisor, broker, agent, or finder or paid or agreed to pay any financial advisor, broker, agent, or finder on account of this Agreement or the transactions contemplated hereby. Buyer shall not have any responsibility or liability (financial or otherwise) with respect to any Person set forth on Schedule 4.12.

4.13.   Compliance with Laws. Except as individually or in the aggregate are not reasonably expected to have a Material Adverse Effect, Seller is in compliance with all applicable Laws or orders of any Governmental Authority applicable to the Purchased Assets or the Business. To Seller's Knowledge, no investigation by any Governmental Authority with respect to Seller or any of its Affiliates is pending or threatened, except as individually or in the aggregate are not reasonably expected to have a Material Adverse Effect.

4.14.   No Material Adverse Effect. Except as set forth in Schedule 4.14, or as required by the terms of this Agreement, since November 30, 2006, no change, effect, development or event has occurred which, either individually or in the aggregate, taken as a whole, with all effects, events, developments or changes, has or is reasonably expected to result in a Material Adverse Effect.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller as follows:

5.1.   Organization; Qualification. Buyer is a utility consumer services cooperative validly existing and in good standing under the laws of the Commonwealth of Virginia and has all requisite cooperative power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Buyer is, or by the Closing will be, qualified to do business in the Commonwealth of Virginia.

5.2.   Authority. Buyer has full cooperative power and authority to execute and deliver this Agreement and each Additional Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each such Additional Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary action required on the part of Buyer. This Agreement has been duly executed and delivered by Buyer; and this Agreement constitutes, and upon the execution and delivery by Buyer of each Additional Agreement to which it is a party, each such Additional Agreement will constitute, the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that (a) such enforceability may be subject to any bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other Laws now or hereafter in effect affecting or relating to enforcement of creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

5.3.   Consents and Approvals; No Violation.

(a)   "Except as set forth on Schedule 5.3(a), and subject to obtaining or making all Buyer's Required Regulatory Approvals, neither the execution and delivery by Buyer of this Agreement and the Additional Agreements to which it is a party nor the consummation by Buyer of the transactions contemplated hereby and thereby will (i) conflict with or result in any breach of any provision of the articles of incorporation or bylaws of Buyer; (ii) result in a default (or give rise to any right of termination, cancellation or acceleration or result in the imposition of a lien on any of its assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, agreement, lease or other instrument or obligation to which Buyer is a party or by which Buyer or any of its properties and assets may be bound, except for such defaults (or rights of termination, cancellation, acceleration or resulting liens) as to which requisite consents, approvals or waivers have been or will be prior to the Closing obtained, or which are not reasonably expected to, individually or in the aggregate, have a Material Adverse Effect; or (iii) violate any Law, order, judgment or decree applicable to Buyer or its assets, which violation, individually or in the aggregate, is not reasonably expected to result in a Material Adverse Effect

(b)   "Except for consents, approvals, filings and notices set forth on Schedule 5.3(b) (such consents, approvals, filings and notices referred are collectively referred to herein as the "Buyer's Required Regulatory Approvals"), no consent or approval of, filing with, or notice to, any Governmental Authority is necessary for the execution and delivery by Buyer of this Agreement and the Additional Agreements to which it is a party or the consummation by Buyer of the transactions contemplated hereby or thereby, other than such consents, approvals, filings or notices which, if not obtained or made, are not reasonably expected to have a Material Adverse Effect on Buyer's ability to consummate the transactions contemplated hereby or by any Additional Agreement to which it is a party, or to perform its material obligations hereunder or thereunder.

5.4.   Availability of Funds. Buyer has sufficient funds on hand or available to it pursuant to existing lines of credit, or has received binding written commitments from creditworthy financial institutions, true and correct copies of which have been provided to Seller, to permit Buyer on the Closing Date to pay the Purchase Price, all other amounts payable by Buyer hereunder or under any Additional Agreement, including all Assumed Liabilities, and all fees and expenses incurred by Buyer in connection with the transactions contemplated hereby and by the Additional Agreements, and to permit Buyer to timely pay or perform all of its other obligations under this Agreement and the Additional Agreements.

5.5.   Legal Proceedings. There are no suits, actions or proceedings pending or threatened against Buyer or its assets by or before any Governmental Authority, which are, individually or in the aggregate, reasonably expected to have a Material Adverse Effect. Buyer is not subject to any judgments, orders or decrees of any Governmental Authority which, individually or in the aggregate, have a Material Adverse Effect.

5.6.   Ability to Close. The Buyer has no reason to believe that it will not be able to satisfy on a timely basis any term or condition contained in this Agreement, or that the full amount of the consideration payable by the Buyer to the Seller, pursuant to this Agreement will not be available to it as of the Closing.

5.7.   WARN Act. Buyer does not intend to engage within sixty (60) days of the Closing Date in a "plant closing" or "mass layoff," as such terms are defined in the WARN Act.

5.8.   Brokers; Finders. Buyer has not, and none of Buyer's Affiliates have, retained any financial advisor, broker, agent, or finder or paid or agreed to pay any financial advisor, broker, agent, or finder on account of this Agreement or the transactions contemplated hereby.

ARTICLE VI
COVENANTS OF THE PARTIES

6.1.   Conduct of Business Relating to the Purchased Assets. Except as set forth on Schedule 6.1, as required for Seller to comply with applicable Law, as contemplated by this Agreement or any Additional Agreement, or to the extent Buyer otherwise consents in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Closing Date, Seller shall operate the Purchased Assets or the Business in the ordinary course of business consistent with the past practices of Seller and in accordance with Good Utility Practices, and shall use all Commercially Reasonable Efforts to preserve intact the Purchased Assets, and endeavor to preserve the goodwill and relationships with customers,

30

vendors, suppliers, employees and others having business dealings with the Business. Without limiting the generality of the foregoing, and, except as set forth on Schedule 6.1, as required for Seller to comply with applicable Law, as contemplated by this Agreement or any Additional Agreement, or to the extent Buyer otherwise consents in writing (such consent not to be unreasonably withheld or delayed), between the date hereof and the Closing Date, Seller shall not, with respect to the Purchased Assets:

(a)   "Sell, lease (as lessor), encumber, pledge, transfer or otherwise dispose of, any Purchased Assets (except for Purchased Assets used, consumed or replaced in the ordinary course of business consistent with past practices of Seller or and in accordance with Good Utility Practices) other than to the extent that any such action results in a Permitted Encumbrance;

(b)   "Modify, amend or voluntarily terminate prior to the expiration date any material Seller's Agreement set forth on Schedule 2.1(g), other than (i) in the ordinary course of business, to the extent consistent with the past practices of Seller and in accordance with Good Utility Practices or (ii) as may be required in connection with transferring Seller's rights or obligations thereunder to Buyer pursuant to this Agreement;

(c)   "Enter into any contract, agreement, commitment or arrangement relating to the Purchased Assets or the Business that provides for future payments in any twelve-month period that individually exceed $100,000 or in the aggregate exceed $250,000, unless it is terminable by Seller without penalty or premium upon no more than sixty (60) days' notice, other than any contract, commitment or arrangement relating to (i) any capital expenditure, or (ii) the disconnection plan as set forth in Section 6.14;

(d)   "Except (i) as otherwise required by the terms of the Benefit Plans or applicable Law and (ii) customary, annual merit-based salary increases for Transferred Non-Union Employees, materially increase (y) the salaries or wages of Transferred Employees payable after the Closing, or (z) the aggregate benefits payable to Transferred Employees after the Closing;

(e)   "Make any material change in the level of inventories customarily maintained by Seller with respect to the Business, other than in the ordinary course of business or consistent with Good Utility Practice;

(f)   "Make or commit to any capital expenditures relating to the Business or the Purchased Assets in excess of 110% of the amount reflected for such expenditures in the Seller's budget attached hereto as Schedule 6.1(f), for the year in which those capital expenditures are made, except for capital expenditures (A) required under any Seller's Agreement or by a Governmental Authority; (B) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance); (C) necessary or appropriate under Good Utility Practices to provide or maintain safe and adequate electric service to the Customers; or (D) incurred in connection with new Customers;

(g)   "Except as consistent with past practice, agree or consent to any material changes in courses of dealing with the VSCC, or the FERC, in each case in respect of the operations of the Business or the Purchased Assets, except as required by applicable Law, with respect to the SOS case currently pending, or to obtain or renew Transferable Permits or agreements in the ordinary course of business consistent with past practice;

(h)   "Fail to maintain insurance on the Purchased Assets with financially responsible insurance companies (or if applicable, self insure) in such amounts and against such risks in the ordinary course of business consistent with past practice;

(i)   "Other than in the ordinary course of business, amend in any material respect or allow to terminate or lapse in any material respect, any Seller's Permit material to the Business or the Purchased Assets, taken as a whole, other than as required by applicable Law;

(j)   "Enter into any agreements which would be transferred to Buyer under Section 2.1(g) that would limit or otherwise restrict in any material respect the Business or the Purchased Assets;

(k)   "Except for filings in the ordinary course of business consistent with past practice or to the extent required by Law or with respect to the SOS case currently pending, (A) implement any material changes in Seller's rates or charges (other than automatic cost pass-through rate adjustment clauses), standards of service or accounting, in any such case, as relates to the Customers or the Business or execute any agreement which would be transferred to Buyer under Section 2.1(g) with respect thereto (other than as otherwise permitted under this Agreement), without consulting with Buyer prior to implementing any such changes or executing any such agreement, or (B) agree to any material settlement of any rate proceeding that would provide for a reduction in annual revenues or would establish a rate moratorium or phased-in rate increases (other than automatic cost pass-through rate adjustment clauses) with respect to the Business or the Purchased Assets after the Closing Date;

(l)   "With respect to the Business, change, in any material respect, its accounting methods or practices (except in accordance with changes in generally accepted accounting principles, subject to FERC's uniform system of accounts), credit practices, collection policies, or investment, financial reporting, or inventory practices or policies or the manner in which the books and records of the Business are maintained; and

(m)   "Except as otherwise provided herein, enter into any written or oral contract, agreement, commitment or arrangement with respect to any of the prohibited transactions set forth in the foregoing paragraphs (a) through (l).

To Seller's Knowledge and to Buyer's Knowledge, neither Party shall take any action that is intended to result in any of the conditions to Closing set forth in Article VII not being satisfied

6.2.   Access to Information.

(a)   "Between the date of this Agreement and the Closing Date, Seller shall: (i) give Buyer and its Representatives, during normal business hours and upon reasonable notice, reasonable access to all books, records, plans, offices and other facilities and properties in the possession of Seller included in the Purchased Assets (it being understood that Seller shall have the right to have a Representative present at all times during any such access); (ii) furnish Buyer with such financial and operating data and other information in the possession of Seller with respect to the Purchased Assets or the Business as Buyer may from time to time reasonably request; and (iii) furnish Buyer with all such other information in the possession of Seller and provide such other cooperation as shall be reasonably necessary to enable Buyer, at its request, to verify the accuracy of the representations and warranties of Seller contained in this Agreement; provided, however, that (A) any such access or requests shall be conducted in such manner as not to interfere unreasonably with the operation of the Purchased Assets, (B) Seller shall not be required to take any action which would constitute a waiver of the attorney-client or other privilege, and (C) Seller need not supply Buyer with any information which Seller is under a legal or contractual obligation not to supply if Seller so notifies Buyer. Seller shall only furnish or provide such access to Employee personnel records and files to the extent permitted by applicable Law and to the extent that such records and files pertain to the following: (i) skill and development training; (ii) seniority histories; (iii) salary and benefit information; (iv) Occupational Safety and Health Administration reports; and (v) active medical restriction forms.

(b) "All information furnished to or obtained by Buyer and Buyer's Representatives pursuant to this Section 6.2 shall be Proprietary Information and shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Nothing in this Section 6.2 is intended to or shall be deemed to amend, supplement or otherwise modify the obligations of Buyer, its Representatives or its Affiliates under the Confidentiality Agreement, all of which remain in effect until termination of such agreement in accordance with its terms.

(c) "For a period of seven (7) years from and after the Closing Date, each Party and its Representatives shall have reasonable access during normal business hours to all of the books and records of the Purchased Assets or the Business, including all Transferred Employee Records, in the possession of the other Party to the extent that such access may reasonably be required by such Party in connection with the Assumed Liabilities or the Excluded Liabilities, or other matters relating to or affected by the ownership, lease, maintenance or operation of the Purchased Assets, the Business or the Excluded Assets. Such access shall be afforded by the Party in possession of any such books and records upon receipt of reasonable advance notice and during normal business hours. The Party exercising this right of access shall be solely responsible for any costs or expenses incurred by it or any out-of-pocket costs of the other Party with respect to such access pursuant to this Section 6.2(c). If the Party in possession of such books and records shall desire to dispose of any books and records upon or prior to the expiration of such seven-year period, such Party shall, prior to such disposition, give the other Party a reasonable opportunity, at such other Party's cost and expense, to segregate and remove such books and records as such other Party may select. Buyer's right of examination and access pending the Closing with respect to environmental matters relating to the Purchased Assets shall in no event include physical testing of or collection of samples from the Real Property or the Purchased Assets except as otherwise provided herein, it being understood that the provisions set forth in (e) below shall be Buyer's sole rights relating thereto.

(d) "Except as otherwise provided in Section 6.18, Buyer shall not, prior to the Closing Date, contact any customer, vendor, supplier of, or director, officer, partner, member or employee of, or any other Person having business dealings with, Seller or its Affiliates with respect to any aspect of the Business or Purchased Assets or the transactions contemplated hereby or by any Additional Agreement, including any Governmental Authority, without the prior consent of Seller; <u>provided</u>, that Buyer may request from a Governmental Authority information which is publicly available. Notwithstanding the foregoing, Seller shall work with Buyer to prepare statements that Buyer or Seller may provide in response to inquiries from any such Person having business dealings with Seller or its Affiliates, with respect to the Business or Purchased Assets or transactions contemplated hereby or by any Additional Agreement. Except as otherwise provided herein, prior to Closing, Buyer shall not investigate or inquire as to any matter with any Governmental Authority having jurisdiction over any aspect of the Business or Purchased Assets, unless and until the written consent of Seller (not to be unreasonably withheld or delayed) to the making of such investigation or inquiry, has been received by Buyer and after consultation with Seller as to the scope and manner of the investigation or inquiry.

(e) "Without limiting any other provision of this Section 6.2, with respect to the Real Property, the scope of work to be conducted by the Environmental Consultant shall include such reviews, analysis, site visits and sampling as are sufficient, in the case of Phase I, to meet the requirements of ASTM 1527-05 and the scope attached hereto as Schedule 6.02(e)(i), and a Phase II consistent with the scope attached hereto as Schedule 6.02(e)(ii) covering the areas and issues as reasonably recommended by the Environmental Consultant after the Phase I. The Parties agree that the scope of the Phase II Site assessment may be expanded upon the mutual agreement of Buyer and Seller if Buyer reasonably concludes there may be a material Liability after its due diligence investigation, and if requested within thirty (30) days from the date the results of the Phase I assessment are provided to Buyer. Any reports or studies completed by the Environmental Consultant in connection with this Section 6.2(e) shall be addressed to both the Buyer and the Seller; provided, however, that in no event shall Buyer be able to instruct or otherwise direct the Environmental Consultant. Notwithstanding anything in this Agreement to the contrary, the costs, fees and expenses of the Environmental Consultant in performance of the Phase I and Phase II Environmental Site Assessments contemplated in this Section 6.2(e) shall be borne by Seller. The Phase II review shall not commence before the filing by the Buyer of the applications and materials contemplated in Section 6.6 with the VSCC, except as otherwise agreed by Seller.

(f) "All communications and consultations contemplated by Sections 6.2(a), 6.4 and 6.5 shall take place between the respective designated Representatives of Seller and Buyer, as may be designated from time to time by Seller and Buyer in the manner contemplated by Section 10.6. Seller's initial designated Representatives shall be Charles R. Dickerson and Buyer's initial designated Representatives shall be Vernon N. Brinkley.

6.3. <u>Procedures with Respect to Certain Agreements and Other Assets</u>. Seller has easements, real property license agreements (including railroad crossing rights), rights-of-way, and leases for rights-of-way, which relate solely to the Business and Purchased Assets (the "<u>Transferred Easements</u>"). At the Closing, to the extent transferable, Seller will convey and assign to Buyer, subject to the obtaining of any necessary consents, (i) by the Assignment of Transferred Easements, all Transferred Easements, and (ii) to the extent practicable, by separate, recordable Assignment of Easement as to all Transferred Easements in each separate county.

6.4. <u>Public Statements</u>. Subject to Section 6.2(d), except as required by applicable Law or by applicable rules of any national securities exchange, the Parties shall consult with each other in advance, prior to the Closing Date, with respect to any press release or other public announcement, statement or comment relating to the transactions contemplated by this Agreement; provided, however, that, notwithstanding the provisions of Section 6.2(d) relating to any other Person having business dealings with any Party, the Parties shall be permitted, subject to applicable Law and the Confidentiality Agreement, to discuss with members of the investment and financing community the transactions contemplated hereby, and the financial and operational effects of consummating such transactions, in each case, in connection with bona fide financing and credit-related endeavors.

6.5.   Further Assurances.

(a)   "Subject to the terms and conditions of this Agreement, each of the Parties hereto shall use its Commercially Reasonable Efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the purchase and sale of the Business or the Purchased Assets pursuant to this Agreement or the assumption of the Assumed Liabilities, including using its Commercially Reasonable Efforts to ensure satisfaction of the conditions precedent to each Party's obligations hereunder, including obtaining all necessary consents, approvals and authorizations of, and making all required notices or filings with, third parties required to be obtained or made in order to consummate the transactions hereunder, including the transfer of the Transferable Permits to Buyer. Seller shall use Commercially Reasonable Efforts to cooperate with Buyer in its efforts to obtain all permits, certificates, licenses and other authorizations of all Governmental Authorities that Buyer requires to own, lease, maintain and operate the Purchased Assets or the Business ("Buyer's Permits"), Environmental Permits and Buyer's Required Regulatory Approvals necessary for Buyer to operate the Purchased Assets substantially in the manner operated by Seller prior to the Closing Date. Buyer shall use Commercially Reasonable Efforts to cooperate with Seller in its efforts to obtain all of Seller's Required Regulatory Approvals. No Party shall, without prior written consent of the other Party, take or fail to take any action which might reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement or any Additional Agreement.

(b)   "Without limiting the generality of Section 6.5(a):

(i)   In the event that any Purchased Asset shall not have been conveyed to Buyer at the Closing, Seller shall, subject to Section 6.5(b)(ii), use Commercially Reasonable Efforts after the Closing to convey such asset to Buyer as promptly as practicable.

(ii)   To the extent that Seller's right, title and interest in, to and under any material Seller's Agreement set forth in Section 2.1(g) may not be assigned without the consent, approval or authorization of any third party which consent, approval or authorization has not been obtained by the Closing Date, this Agreement shall not constitute an agreement to assign such right, title and interest if an attempted assignment would constitute a breach of such Seller's Agreement or violate any applicable Law. If any consent, approval or authorization to such assignment of any material Seller's Agreement set forth in Section 2.1(g) shall not be obtained, or if any attempted assignment would be ineffective or would materially impair Buyer's rights and obligations under such Seller's Agreement, such that Buyer would not acquire and assume the benefit and detriment of all such rights and obligations, the Parties, to the fullest extent permitted by applicable Law and such Seller's Agreement, shall, from and after the Closing Date, agree to either appoint Buyer to be Seller's agent with respect to such Seller's Agreement, or, to the fullest extent permitted by applicable Law and such Seller's Agreement, enter into such reasonable arrangements with Buyer or take such other actions as are necessary to provide Buyer with the same or substantially similar rights and obligations under such Seller's Agreement.

6.6.   Consents and Approvals. Without limiting the generality of Section 6.5(a):

(a)   "The Parties shall use Commercially Reasonable Efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain all required consents and approvals of all other Governmental Authorities as promptly as practicable after the date hereof, including the VSCC, and make all other filings and give all other notices required to be made prior to the Closing with respect to the transactions contemplated hereby and by the Additional Agreements, including with respect to the Seller's Required Regulatory Approvals and Buyer's Required Regulatory Approvals. The Parties shall respond promptly to any requests for additional information made by such Persons, and use their respective Commercially Reasonable Efforts to cause all such consents and approvals, without conditions, to be obtained or waived at the earliest possible date after the date of filing. Each Party shall bear its own costs and expenses of the preparation of any such filing or notice.

(b)   "The Parties shall use Commercially Reasonable Efforts to make all filings with the VSCC required by such Party under the applicable Laws of Virginia as promptly as practicable after the date hereof, but in any event within forty-five (45) days after the date of this Agreement. Prior to filing any application with the VSCC for an approval required by both Parties, the Parties shall jointly prepare such application and shall incorporate into such application all revisions reasonably requested by the other Party. Each Party shall be solely responsible for its own cost of preparing and filing such application, as well as any petitions for rehearing and any reapplications.

6.7.   Certain Tax Matters.

(a)   "All transfer, sales and similar Taxes ("Transfer Taxes") incurred in connection with this Agreement and the Additional Agreements, and the transactions contemplated hereby and thereby (including (i) sales and use Tax on the sale or purchase of the Purchased Assets imposed by Virginia and (ii) Transfer Tax on conveyances of interests in real property imposed by Virginia or any political subdivision thereof) shall be borne by Buyer (and, to the extent paid by Seller, Buyer shall reimburse Seller upon request). Buyer, at its expense, shall prepare and file, to the extent required by, or permissible under, applicable Law, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, Seller shall join in the execution of all such Tax Returns and other documentation; provided, however, that prior to the Closing Date, to the extent applicable, Buyer shall provide to Seller appropriate certificates of Tax exemption from each applicable Governmental Authority.

(b)　"With respect to Taxes to be prorated in accordance with Section 3.6, Seller shall prepare and timely file all Tax Returns required to be filed (without regard to extensions) prior to the Closing Date with respect to the Business and Purchased Assets, if any, and with respect to the periods prior to the Closing Date shall timely pay all Taxes shown to be due on such Tax Returns. With respect to Taxes to be prorated in accordance with Section 3.6, Buyer shall prepare and timely file all Tax Returns required to be filed (without regard to extensions) on or after the Closing Date with respect to the Business and Purchased Assets, if any, and shall timely pay all Taxes shown to be due on such Tax Returns with respect to periods on or after the Closing Date. Notwithstanding anything herein to the contrary, Buyer shall be responsible for all utility taxes relating to the Accounts Receivable transferred to Buyer at Closing. Tax Returns prepared by either Party pursuant to this Section 6.7(b) shall be promptly provided to the other Party following filing.

(c)　"Buyer and Seller shall provide the other with such assistance as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, audit or other examination, or any proceeding, by or before any Governmental Authority relating to Liability for Taxes, and each Party shall retain and provide the requesting Party with all books and records or other information which may be relevant to such Tax Return, audit, examination or proceeding. All books, records and information obtained pursuant to this Section 6.7(c) or pursuant to any other Section that provides for the sharing of books, records and information or the review of any Tax Return or other instrument relating to Taxes shall be kept confidential by the parties hereto in accordance with the terms and conditions set forth in the Confidentiality Agreement.

(d)　"In the event that a dispute arises between Seller and Buyer regarding Taxes or any amount due under this Section 6.7, the Parties shall attempt in good faith to resolve such dispute and any agreed-upon amount shall be promptly paid to the appropriate Party. If any such dispute is not resolved within thirty (30) days after notice thereof is given to any Party, the Parties shall submit the dispute to an Independent Accounting Firm for resolution, which resolution shall be final, binding and conclusive on the Parties. In the event that Buyer and Seller cannot promptly agree on the selection of an accounting firm to act as the Independent Accounting Firm, either Party may request the American Arbitration Association to appoint an Independent Accounting Firm, and such appointment shall be final, binding and conclusive on Buyer and Seller. Notwithstanding anything in this Agreement to the contrary, the costs, fees and expenses of the Independent Accounting Firm in resolving the dispute shall be borne equally by Seller and Buyer. Any payment required to be made as a result of the resolution by the Independent Accounting Firm of any such dispute shall be made within five (5) Business Days after such resolution, together with any interest determined by the Independent Accounting Firm to be appropriate.

(e)　"Seller shall be entitled to any Tax refund or credit relating to any period ending on or prior to the Closing Date (and, if received by Buyer, shall be promptly paid by Buyer to Seller); Buyer shall be entitled to any Tax refund or credit relating to any period commencing after the Closing Date (and, if received by Seller, shall be promptly paid by Seller to Buyer); and any Tax Refund or credit relating to a period commencing prior to the Closing Date and terminating subsequent to the Closing Date shall be prorated in accordance with

Section 3.6, with an appropriate portion of the Tax Refund or credit being promptly paid by the Party receiving the same to the other Party.

6.8.   Right to Update. Until the Closing Date, Seller and Buyer shall each have the right to update or amend in any respect its disclosure of any matter set forth or permitted to be set forth on any Schedule with respect to Article IV or V to the extent permitted herein. No change or addition to a Schedule made pursuant to this Section 6.8 shall be deemed to cure any breach of any representation or warranty resulting from such change or addition unless (i) such breach is not reasonably expected to have a Material Adverse Effect, (ii) Buyer or Seller, as applicable, specifically agrees to such change or addition in writing or (iii) consummates the Closing under this Agreement. No such change or addition to any Schedule with respect to Article IV or V shall be considered to constitute or give rise to a waiver by Buyer or Seller, as applicable, of any condition set forth in this Agreement, unless (A) such change is not reasonably expected to have a Material Adverse Effect, (B) such Party specifically agrees to such change or addition in writing or (C) consummates the Closing under this Agreement after receipt of such updated Schedules. Further, if any change or addition to a Schedule made pursuant to this Section 6.8 is specifically agreed to in writing by the Buyer or Seller, as applicable, or if the Closing is consummated after receipt of such updated Schedules, in each case the updated Schedules to the extent agreed to or existing at the time of Closing, as applicable, shall be deemed so amended and used for purposes of determining whether any Indemnitee is entitled to indemnification under Article VIII hereof. Neither Buyer nor Seller shall have any right to update or amend any Schedule with respect to any other Article of this Agreement.

6.9.   Employees.

(a)   "Buyer shall have the right to offer employment, effective as of the Closing Date, to any, all or none of the employees of Seller employed at the facility as of the Closing Date who are covered by any collective bargaining agreement, including those employees absent from active service due to illness or leave of absence (the "Union Employees"). Each Union Employee who becomes employed by Buyer on the Closing Date is referred to herein as a "Transferred Union Employee."

(b)   "Buyer shall have the right to offer employment, effective as of the Closing Date, to any, all or none of the employees of Seller who are employed at the facility (other than Union Employees) ("Non-Union Employees" and, together with Union Employees, "Employees"). Within ninety (90) days after the date hereof, Seller shall, upon reasonable notice and to the extent not disruptive to the operation of the Business and Purchased Assets, provide Buyer with reasonable access to Non-Union Employees and, to the extent permitted by applicable Law, their personnel records. Within ninety (90) days after the date hereof, Buyer may tender to any, all or no Non-Union Employees an offer of employment. Each Non-Union Employee who becomes employed by Buyer pursuant to this Section 6.9(b) shall be referred to herein as a "Transferred Non-Union Employee" and, together with Transferred Union Employees, the "Transferred Employees." On or before the date that is thirty (30) days after the Closing Date, each Transferred Employee still employed by the Buyer shall receive a lump sum signing bonus in the amount as set forth on Schedule 6.9(b).

(c)   "Buyer shall provide notice of and the opportunity to purchase continuation coverage as required by COBRA to any dependent or former dependent of a Transferred Employee who incurs a "qualifying event" (as such term is defined in COBRA) on or after the Closing Date, or who incurs a "qualifying event" prior to the Closing Date (other than a termination of employment or death of the employee) as to which notice is not provided to Seller or Buyer until the Closing Date or thereafter.

(d)   "Seller shall be responsible, with respect to the Purchased Assets or the Business, for performing and discharging all requirements under the WARN Act and under applicable state and local Laws for the notification of Union Employees and Non-Union Employees of any "employment loss" (within the meaning of the WARN Act) which occurs prior to the Closing Date.

(e)   "Within sixty (60) days after the Closing Date, Seller shall provide Buyer with a written statement setting forth the number of unused hours of vacation, accrued vacation, carryover vacation, perfect attendance holidays and floating holidays accrued during the period commencing on January 1 of the calendar year during which the Closing occurs and ending on the day immediately preceding the Closing Date for Transferred Non-Union Employees.

6.10.   Risk of Loss.

(a)   "From the date hereof to but not including the Closing Date, all risk of loss or damage to the Purchased Assets shall be borne by Seller, other than loss or damage caused by the negligent acts or omissions of Buyer or any Buyer Representative, which loss or damage shall be the responsibility of Buyer.

(b)   "Notwithstanding any provision hereof to the contrary, subject to Section 9.1(g), if, before the Closing Date, all or any portion of the Purchased Assets is (i) condemned or taken by eminent domain or is the subject of a pending or threatened condemnation or taking which has not been consummated, or (ii) materially damaged or destroyed by fire or other casualty, Seller shall notify Buyer promptly in writing of such fact, and (x) in the case of a condemnation or taking, Seller shall assign or pay, as the case may be, any net proceeds thereof to Buyer at the Closing and (y) in the case of a fire or other casualty, Seller shall restore such damage. Notwithstanding the foregoing, if such condemnation, taking, damage or destruction results in a Material Adverse Effect, Buyer and Seller shall negotiate to resolve the loss resulting from such condemnation, taking, damage or destruction (and such negotiation shall include the negotiation of a fair and equitable adjustment to the Purchase Price). If no such resolution can be agreed upon prior to the earlier to occur of (i) the date that is ninety (90) days after Seller has notified Buyer of such loss and (ii) the date on which the Closing, pursuant to Section 3.1, would otherwise occur, then Buyer or Seller may terminate this Agreement pursuant to Section 9.1(g).

6.11.   Power Transformers; Capacitors. Seller shall replace any oil containing polychlorinated biphenyls in any station transformers prior to the Closing at its sole cost and expense and dispose of such transformers at an Off-Site Location. Buyer shall replace existing PCB contaminated capacitors included within the Purchased Assets at its sole cost and expense within two (2) years following the Closing Date. Seller shall promptly take possession of any replaced capacitors at the site of the replacement at its sole cost and expense and dispose of such capacitors at an Off-Site Location.

6.12.　　Ownership. Seller and Buyer shall enter into mutually satisfactory arrangements relating to the ownership of and rights of access to certain property relating to the Oak Hall and Wattsville substations and the Tasley and Bayview generating facilities.

6.13.　　Equipment Relocation. From and after the Closing Date, Buyer shall cooperate with Seller to facilitate Seller's relocation of any Excluded Assets at Seller's sole cost and expense. To the extent that such relocation requires Seller to gain access to the Real Property on or after the Closing Date such access shall not be unreasonably withheld by Buyer.

6.14.　　Disconnection Plan. The Parties agree that between the date hereof and Closing, that Seller shall take all actions necessary to cause the disconnection of certain customers from Seller's system, and the Parties agree that they shall use Commercially Reasonable Efforts to transition and cutover Customers in accordance with the plan set forth on Schedule 6.14.

6.15.　　Meters. Within two (2) years from the date of Closing, Buyer shall replace all single phase retail meters of the Customers. Buyer shall notify Seller of the location of any meters replaced pursuant to this Section 6.15 within thirty (30) days from such date of replacement and Seller thereafter promptly shall remove such meters, but no later than thirty (30) days after such notification.

6.16.　　Surveys and Title Insurance. At Buyer's option, and at Buyer's sole cost and expense, Buyer may obtain (i) surveys desired by Buyer in respect of the Purchased Assets, in form and substance reasonably satisfactory to Buyer; (ii) policies, dated the Closing Date, with extended coverage guaranteeing the standard exceptions to title customarily contained in such policies, covering the Real Estate issued by a nationally recognized title insurance company, insuring, as of the Closing Date, the fee simple title or leasehold interest of Buyer in such fee simple or leasehold interests of Buyer in the Purchased Assets in an amount reasonably determined by Buyer, subject only to the Permitted Encumbrances. Seller shall cooperate as is commercially reasonable and in good faith in Buyer's efforts to obtain such policies of title insurance, including executing and delivering, or causing to be executed and delivered, to the title insurance company any affidavits reasonably requested and customarily required by it or Buyer in connection with the issuance of the policies; provided that to the extent Buyer requests Seller to provide such cooperation and/or execute and deliver such affidavits, and without limiting any rights Buyer has under this Agreement, including Article VIII, Buyer shall indemnify and hold harmless Seller, its officers, directors and Affiliates from and against losses suffered or incurred by any of them with respect to any claims made by third parties or any Liability relating to or based upon any affidavit of Seller provided at Buyer's request pursuant to this Section 6.16; provided, however, that Buyer shall not have any obligation to indemnify and hold harmless Seller, its officers, directors or Affiliates to the extent that any such losses suffered or incurred arose from information provided by Seller in writing in any affidavit pursuant to this Section 6.16 failing to be true and correct in all material respects. Notwithstanding anything in this Agreement, this covenant shall not be deemed or treated in any respect as a condition to Closing.

6.17.   Expenses. Except to the extent provided herein or any Additional Agreement, and except due to any breach, whether or not the transactions contemplated hereby are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such costs, fees and expenses, including the fees and commissions referred to in Sections 4.12 and 5.8.

6.18.   Communication with Customers.

(a)   "Seller and Buyer shall cooperate to develop a joint communication plan regarding transfer of the Business from Seller to Buyer and to facilitate the effective continuation of the Business on the Closing Date and to minimize transfer issues with the Customers on or after the Closing Date.

(b)   "As soon as practicable following the Closing, Seller will cooperate with Buyer to cause to be sent to the Customers a notice of the transfer of the customers from Seller to Buyer. The notification will contain such information as is required by applicable Law and approved by Buyer and Seller, which approval will not be unreasonably withheld or delayed.

(c)   "Prior to Closing, Seller shall provide Buyer its reasonable estimate of completion of new construction, the percentage of completion of such construction, and the respective Customers' deposits and Customer advances related thereto.

6.19.   Certain Customers. Buyer shall reimburse Seller up to $30,000 of the costs or expenses incurred by Seller in connection with the development or construction of facilities to permit Buyer to serve certain Customers currently served by facilities other than the Purchased Assets. An estimate of such reimbursement shall be included and paid simultaneously with the Estimated Adjustment Amount and final reimbursement shall occur on the date the Closing Adjustment Amount is paid pursuant to Section 3.4(c).

6.20.   Remediation. Seller shall complete any Remediation that is required by applicable Environmental Laws in existence as of Closing for any Environmental Condition existing as of the Closing Date identified by the Environmental Consultant in the Phase II study described in Section 6.2(e) hereof or disclosed in Schedule 4.6 in accordance with Environmental Laws and, if risk-based, then based upon the Real Property being used for industrial purposes; provided, however, that if PCB, petroleum or lead contamination is discovered by the Phase II Study, then such contamination shall be Remediated, in accordance with the standards set forth on Schedule 6.20 unless a risk based standard has been accepted by a Governmental Authority with jurisdiction over such Remediation.

(a)   "The Environmental Consultant shall provide Seller and Buyer with an estimate of the cost of Remediation for any Environmental Condition that is to be Remediated pursuant to this Agreement (the "Remediation Cost"), including all capital and related implementation costs, and taking into account operation and maintenances for a reasonable period of time for any Remediation that is anticipated to be implemented over more than one (1) year.

(b)   "If the Remediation Cost is reasonably likely to exceed the Cap, then Buyer may elect to Remediate the excess above the Cap, provided, however, it delivers a letter of credit to Buyer, which is reasonably acceptable to Buyer, and is for the amount of the Remediation Cost that is reasonably likely to exceed the Cap. Buyer must make its election and deliver the letter of credit by the earlier of (i) the Closing or (ii) thirty (30) days after receipt of the Remediation Cost.

(c)   "Seller shall in no event be required to complete any Remediation in excess of the Cap

(d)   "Seller shall use Commercially Reasonable Efforts to complete any Remediation as soon as reasonably practicable but may conduct or complete Remediation as required under this Section 6.20 after the Closing and Buyer shall provide all access reasonably required to allow Seller to complete any required Remediation.

6.21.   Transmission Facilities. If the Transmission Purchaser fails to purchase the "Purchased Assets" as defined in the Transmission Purchase Agreement (the "Transmission Facilities") as a result of the termination of the Transmission Purchase Agreement, Buyer shall have the option to purchase the Transmission Facilities by notifying Seller within thirty (30) days after the date of such termination. Within thirty (30) days after receipt by Seller of notice of Buyer's exercise of its option to purchase the Transmission Facilities, Buyer and Seller shall enter into an agreement on substantially the same terms and conditions as the Transmission Purchase Agreement ("Replacement Transaction"). Closing of the Replacement Transaction is expressly contingent on Buyer meeting all requirements of FERC and PJM for transmission owners. Should the Parties be unable to agree on the terms and conditions of such transaction through good faith negotiations during the thirty (30) day period, the thirty (30) day period may only be extended by mutual agreement of the Parties.

ARTICLE VII
CONDITIONS

7.1.   Conditions to Obligation of Buyer. The obligation of Buyer to effect the transactions contemplated by this Agreement shall be subject to the satisfaction (or the waiver, to the extent permitted by applicable Law, by Buyer) at or prior to the Closing of the following conditions:

(a)   "No preliminary or permanent injunction, order or decree by any Governmental Authority which prevents the consummation of the transactions contemplated hereby or by the Additional Agreements shall have been issued and remain in effect (Buyer agreeing to use Commercially Reasonable Efforts to have any such injunction, order or decree lifted), and no applicable Law shall be in effect which prohibits the consummation of the transactions contemplated hereby or thereby;

(b)   "Buyer shall have obtained each and every one of the Buyer's Required Regulatory Approvals set forth on Schedule 7.1(b), which shall be final and non-appealable, and Buyer shall have received evidence thereof, in form and substance reasonably satisfactory to Buyer, and all conditions to the effectiveness thereof prescribed therein or otherwise by Law shall have been satisfied or waived, it being understood that the imposition by any Governmental Authority of any such condition to the grant or issuance of any such consent or approval requiring any action or omission by Buyer shall not affect Buyer's obligation to consummate the transactions contemplated hereby or by the Additional Agreements unless such condition is, individually or in the aggregate, reasonably expected to have a Regulatory Material Adverse Effect on Buyer;

(c)   "Seller shall have obtained each and every one of the Seller's Required Regulatory Approvals set forth on Schedule 7.2(b), which shall be final and non-appealable, and which shall not include any condition requiring any action or omission by Buyer which is, individually or in the aggregate, reasonably expected to have a Regulatory Material Adverse Effect on Buyer; and Buyer shall have received evidence thereof;

(d)   "Seller shall have in all material respects performed and complied with the covenants and agreements contained in this Agreement which are required to be performed and complied with by Seller at or prior to the Closing;

(e)   "The representations and warranties of Seller set forth in this Agreement shall be true and correct as though made at and as of the Closing Date (other than representations and warranties that are made as of a specific date which shall have been true and correct as of such date); provided that this condition shall be deemed satisfied unless the failure of such representations and warranties (and with respect to those qualified by materiality without consideration of such qualifiers) to be so true and correct is, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(f)   "Buyer shall have received a certificate from an authorized officer of Seller, dated the Closing Date, to the effect that, to such officer's knowledge, the conditions set forth in Sections 7.1(d) and (e) have been satisfied by Seller;

(g)   "Buyer shall have received an opinion from Seller's counsel, which counsel shall be reasonably acceptable to Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Buyer and its counsel; and

(h)   "The Remediation Cost is reasonably likely to exceed the Cap.

7.2.   Conditions to Obligation of Seller. The obligation of Seller to effect the transactions contemplated by this Agreement shall be subject to the satisfaction (or the waiver, to the extent permitted by applicable Law, by Seller) at or prior to the Closing of the following conditions:

(a)   "No preliminary or permanent injunction or other order or decree by any Governmental Authority which prevents the consummation of the transactions contemplated hereby or by the Additional Agreements shall have been issued and remain in effect (Seller agreeing to use its Commercially Reasonable Efforts to have any such injunction, order or decree lifted), and no applicable Law shall be in effect which prohibits the consummation of the transactions contemplated hereby or thereby;

(b)   "Seller shall have obtained each and every one of the Seller's Required Regulatory Approvals set forth on Schedule 7.2(b), which shall be final and non-appealable, and Seller shall have received evidence thereof, in form and substance reasonably satisfactory to

Seller; and all conditions to the effectiveness thereof prescribed therein or otherwise by Law shall have been satisfied or waived, it being understood that the imposition by any Governmental Authority of any such condition to the grant or issuance of any such consent or approval requiring any action or omission by Seller shall not affect Seller's obligation to consummate the transactions contemplated hereby or by the Additional Agreements unless such condition is, individually or in the aggregate, reasonably expected to have a Regulatory Material Adverse Effect on Seller;

(c) "Buyer shall have obtained each and every one of the Buyer's Required Regulatory Approvals set forth in Schedule 7.1(b), which shall be final and non-appealable, and which shall not include any condition requiring any action or omission by Seller which condition is, individually or in the aggregate, reasonably expected to have a Regulatory Material Adverse Effect on Seller; and Seller shall have received evidence thereof;

(d) "Buyer shall have in all material respects performed and complied with the covenants and agreements contained in this Agreement which are required to be performed and complied with by Buyer at or prior to the Closing;

(e) "The representations and warranties of Buyer set forth in this Agreement shall be true and correct as though made at and as of the Closing Date (other than representations and warranties that are made as of a specific date which shall have been true and correct as of such date); provided that this condition shall be deemed satisfied unless the failure of such representations and warranties (and with respect to those qualified by materiality without consideration of such qualifiers) to be so true and correct is, individually or in the aggregate, reasonably expected to have a Material Adverse Effect;

(f) "Seller shall have received a certificate from an authorized officer of Buyer, dated the Closing Date, to the effect that, to such officer's knowledge, the conditions set forth in Sections 7.2(d) and (e) have been satisfied by Buyer;

(g) "Seller shall have received an opinion from one or more of Buyer's counsel, which counsel shall be reasonably acceptable to Seller, dated the Closing Date, in form and substance reasonably satisfactory to Seller and its counsel;

(h) "The Disconnection Plan and Customer cutover as set forth in Section 6.14 shall have been satisfactorily completed in the reasonable judgment of Seller; and

(i) "The Remediation Cost is reasonably likely to exceed the Cap by Five Million Dollars ($5,000,000).

ARTICLE VIII
INDEMNIFICATION AND ARBITRATION

8.1. Indemnification.

(a) "From and after the Closing Date, Buyer shall indemnify, defend and hold harmless, Seller and its Representatives (each, a "Seller's Indemnitee"), from and against any and all claims, demands, suits, losses, liabilities, penalties, damages, obligations, payments, costs and expenses (including reasonable attorneys' fees and expenses in connection therewith) (each, an "<u>Indemnifiable Loss</u>"), asserted against or suffered by any Seller's Indemnitee relating to, resulting from or arising out of (i) any breach by Buyer of any representation, warranty, covenant or agreement of Buyer contained in this Agreement, (ii) the Assumed Liabilities, or (iii) any Third Party Claim against any Seller's Indemnitee in connection with Buyer's ownership, lease, maintenance, construction, modification or operation of any of the Purchased Assets on or after the Closing Date; <u>provided</u>, <u>however</u>, that Buyer shall be liable to Seller only for Indemnifiable Losses for which any Seller's Indemnitee gives written notice to Buyer (setting forth with reasonable specificity the nature and amount of the Indemnifiable Loss) during the period for which such representation, warranty, covenants or agreements survive the Closing in accordance with Section 10.4. In addition, notwithstanding anything contained herein to the contrary, Buyer shall not be required to indemnify any Seller's Indemnitee until the aggregate dollar amount of all Indemnifiable Losses exceeds $750,000 (the "<u>Threshold</u>"). In no event shall all Indemnifiable Losses paid by Buyer to Seller's Indemnitees, in the aggregate, exceed 35% of the Purchase Price, other than with respect to actual or constructive fraud.

(b)   "From and after the Closing, Seller shall indemnify, defend and hold harmless, Buyer and its Representatives (each, a "<u>Buyer's Indemnitee</u>" and, together with Seller's Indemnitees, an "<u>Indemnitee</u>"), from and against any and all Indemnifiable Losses asserted against or suffered by any Buyer's Indemnitee relating to, resulting from or arising out of (i) any breach by Seller of any representation, warranty, covenant or agreement of Seller set forth in this Agreement or (ii) the Excluded Liabilities; <u>provided</u>, <u>however</u>, that Seller shall be liable to Buyer only for Indemnifiable Losses for which any Buyer's Indemnitee gives written notice to Seller (setting forth with reasonable specificity the nature and amount of the Indemnifiable Loss) during the period for which such representation, warranty, covenants or agreements survive the Closing in accordance with Section 10.4; and provided further however, that notwithstanding anything contained herein to the contrary, in no event shall Seller be required to indemnify Buyer for any obligations of Seller's Affiliates or for any Indemnifiable Losses which are Liabilities of Seller's Affiliates, including without limitation, the Excluded Liabilities set forth in Sections 2.4(a) and 2.4(b). In addition, notwithstanding anything contained herein to the contrary, Seller shall not be required to indemnify any Buyer's Indemnitee until the aggregate dollar amount of all Indemnifiable Losses which would otherwise be indemnifiable exceeds the Threshold. In no event shall all Indemnifiable Losses paid by Seller to Buyer's Indemnitees, in the aggregate, exceed 35% of the Purchase Price (the "<u>Cap</u>"), other than with respect to actual or constructive fraud. Notwithstanding anything contained herein to the contrary, (i) for the avoidance of doubt, except for the representations and warranties set forth in Article IV and the obligations under Section 6.20, Seller shall have no indemnification obligations to Buyer relating to the condition of the Purchased Assets, and such Purchased Assets are being sold subject to the disclaimer set forth in Section 10.5, and (ii) Seller's obligations under Section 6.20 are not subject to the Threshold.

(c)   "The rights and remedies of Seller and Buyer set forth in this Article VIII are exclusive and in lieu of any and all other rights and remedies which Seller and Buyer may have under this Agreement, under applicable Law, whether at common law or in equity, including for declaratory, injunctive or monetary relief, in each case, with respect to any Indemnifiable Loss, other than with respect to the rights of a Party to enforce this Section 8.1.

(d)   "Notwithstanding anything to the contrary herein, no Person (including an Indemnitee) shall be entitled to recover from any other Person (including any Party required to provide indemnification under this Agreement (an "Indemnifying Party")) any amount in excess of the actual compensatory damages, court costs and reasonable attorneys' fees suffered by such Party. In furtherance of the foregoing, Buyer and Seller hereby irrevocably waive any right to recover punitive, indirect, special, exemplary and consequential damages arising in connection with or with respect to this Agreement (other than with respect to indemnification for a Third-Party Claim).

(e)   "Any Indemnitee shall use Commercially Reasonable Efforts to mitigate all losses, damages and the like relating to a claim under the indemnification provisions in this Section 8.1, including availing itself of any defenses, limitations, rights of contribution, claims against third Persons and other rights at law or equity.

8.2.   Defense of Claims.

(a)   "If any Indemnitee receives notice of the assertion of any Indemnifiable Loss or of the commencement of any suit, action or proceeding made or brought by any Person who is not an Indemnitee (a "Third-Party Claim") with respect to which indemnification is to be sought from an Indemnifying Party, the Indemnitee shall give such Indemnifying Party reasonably prompt written notice thereof, but in no event later than ten (10) Business Days after the Indemnitee's receipt of notice of such Third-Party Claim. Such notice shall describe the nature of the Third-Party Claim in reasonable detail and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be incurred by the Indemnitee. The Indemnifying Party shall have the right to participate in or, by giving written notice to the Indemnitee, to elect to assume the defense of any Third-Party Claim at such Indemnifying Party's expense and by such Indemnifying Party's own counsel. If an Indemnifying Party elects not to assume the defense of any Third-Party Claim, the Indemnitee may defend, compromise or settle such Third-Party Claim with counsel selected by it, provided that, without the prior written consent of the Indemnifying Party, the Indemnitee shall not agree to the entry of any judgment with respect to, or any compromise or settlement of, any Third-Party Claim.

(b)   "If, within twenty (20) Business Days after an Indemnitee gives written notice to the Indemnifying Party of any Third-Party Claim, such Indemnitee receives written notice from the Indemnifying Party that such Indemnifying Party has elected to assume the defense of such Third-Party Claim as provided in Section 8.2(a), then the Indemnifying Party shall not be liable for any costs, fees or expenses subsequently incurred by the Indemnitee in connection with the defense, compromise or settlement thereof.

(c)   "Subject to Section 8.3, any claim by an Indemnitee on account of an Indemnifiable Loss which does not constitute a Third-Party Claim (a "Direct Claim") shall be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, in no event later than twenty (20) Business Days after the Indemnitee becomes aware of such Direct Claim, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, of such Indemnifiable Loss. The Indemnifying Party shall have a period of twenty (20) Business Days within which to respond to such Direct Claim. If the Indemnifying Party fails to respond during such twenty (20) Business Day period, the Indemnifying Party shall be deemed to have accepted such claim and, subject to this Article VIII, shall promptly reimburse the Indemnitee for the Indemnifiable Losses set forth in the Indemnitee's notice.

(d)   "A failure to give timely notice as provided in this Section 8.2 shall not affect the rights or obligations of any Party hereunder except to the extent that the Party which was entitled to receive such notice was actually prejudiced as a result of such failure.

8.3.   Arbitration.

(a)   "Except as otherwise provided herein, in the event of any dispute between Seller and Buyer arising after the Closing (whether relating to facts, events or circumstances occurring or existing prior to, on or after the Closing Date) and relating to, resulting from or arising out of any provision of this Agreement (other than disputes arising under Section 8.1), including with respect to Direct Claims and Third-Party Claims, the Party asserting such dispute shall give written notice to the other of the fact that a dispute has arisen pursuant hereto. Such notice shall include (i) a statement setting forth in reasonable detail the facts, events, circumstances, evidence and arguments underlying such dispute and (ii) proposed arrangements for a meeting to attempt to resolve the dispute to be held within sixty (60) days after such notice is given. Within thirty (30) days after such notice is given, the other Party hereto shall submit to the Party giving such notice a written summary responding to such statement of facts, events, circumstances, evidence and arguments contained in the notice and an acceptance of or proposed alternative to the meeting arrangements set forth in the initial notice.

(b)   "The chief executive officers (or any other executive officer or officers directly reporting to, or duly designated by, such chief executive officers) of each of the Parties shall meet at a mutually acceptable time and place to attempt to settle any dispute in good faith; provided, however, that such meeting shall be held at the principal offices of the Party receiving the notice of dispute unless otherwise agreed; and provided further, that any such meeting shall be held no later than sixty (60) days after the written notice of dispute is given pursuant to Section 8.3(a). Each Party shall bear its own costs and expenses with respect to preparation for, attendance at and participation in such meeting.

(c)   "In the event that (i) a meeting has been held in accordance with Section 8.3(b), (ii) any such dispute of the kind referred to in Section 8.3(a) shall not have been resolved at such meeting and (iii) the aggregate amount in dispute exceeds $100,000, then either Party may submit such dispute to binding arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association (the "Commercial Arbitration Rules"). In the event that such dispute is submitted to arbitration pursuant to the Commercial Arbitration Rules, then the arbitration tribunal shall be composed of three arbitrators (one arbitrator selected by each Party within thirty (30) days after the meeting held in accordance with Section 8.3(b) with the third selected by the other two arbitrators or, in the absence of agreement between them, the American Arbitration Association), the venue of the arbitration shall be Washington, D.C., the language of the arbitration shall be English and the arbitration shall commence no later than sixty (60) days after the meeting held in accordance with Section 8.3(b). The decision, judgment and order of the arbitration tribunal shall be final, binding and conclusive as to the Parties and their respective Representatives, and may be entered in any court of competent jurisdiction. The Parties intend the provisions of this Section 8.3 to be the sole and exclusive remedy of any dispute not arising under Section 8.1. Other than the fees and expenses of the arbitrators, which shall be shared equally by the Parties, each Party shall bear its own costs and expenses (including attorneys' fees and expenses) relating to the arbitration.

ARTICLE IX
TERMINATION

9.1.   <u>Termination</u>.

(a)   "This Agreement may be terminated at any time prior to the Closing by mutual written consent of the Parties.

(b)   "This Agreement may be terminated by Seller or Buyer upon written notice to the other Party, (i) at any time prior to the Closing if any court of competent jurisdiction shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Closing, and such order, judgment or decree shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(i) shall have used Commercially Reasonable Efforts to seek relief from such order, judgment or decree; (ii) at any time prior to the Closing if any Law shall have been enacted or issued by any Governmental Authority which prohibits the consummation of the transactions contemplated by this Agreement or by any Additional Agreement; or (iii) at any time after the first anniversary of the date of this Agreement if the Closing shall not have occurred on or before such date; <u>provided</u>, <u>however</u>, that the right to so terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party whose breach of this Agreement has caused, or resulted in, the failure of the Closing to occur on or before such date; and provided, further, that if on such anniversary, any Buyer's Required Regulatory Approval set forth in Schedule 7.1(b) or any Seller's Required Regulatory Approval set forth in Schedule 7.2(b) shall not have been obtained, or shall not be then final and non-appealable, but all other conditions to the Closing shall be satisfied or shall be capable of being satisfied, then no Party shall be entitled to terminate this Agreement pursuant to this Section 9.1(b)(iii) prior to the date that is 180 days after such anniversary.

(c)   "This Agreement may be terminated by Buyer, upon written notice to Seller, if any of Buyer's Required Regulatory Approvals, the receipt of which is a condition to the obligation of Buyer to consummate the Closing as set forth in Section 7.1(b), shall have been denied.

(d)   "This Agreement may be terminated by Seller, upon written notice to Buyer, if any of the Seller's Required Regulatory Approvals, the receipt of which is a condition to the obligation of Seller to consummate the Closing as set forth in Section 7.2(b), shall have been denied.

(e)   "This Agreement may be terminated by Buyer, upon written notice to Seller, if there has been a material breach by Seller of any covenant, agreement, representation or warranty contained in this Agreement, which breach has had or is reasonably expected to have a Material Adverse Effect and such breach is not cured by the earlier of the Closing Date or the date that is thirty (30) days after receipt by Seller of notice specifying in reasonable detail the nature of such breach, unless Buyer shall have previously waived such breach.

(f)   "This Agreement may be terminated by Seller, upon written notice to Buyer, if there has been a material breach by Buyer of any covenant, agreement, representation or warranty contained in this Agreement, which breach has had or is reasonably expected to have a Material Adverse Effect and such breach is not cured by the earlier of the Closing Date or the date that is thirty (30) days after receipt by Buyer of notice specifying in reasonable detail the nature of such breach, unless Seller shall have previously waived such breach.

(g)   "This Agreement may be terminated by Seller or Buyer upon written notice to the other Party, in accordance with the provisions of the last sentence of Section 6.10(b), provided that the Party seeking to so terminate shall have complied with its obligations under Section 6.10.

(h)   "This Agreement may be terminated by either Party, upon written notice to the other Party, if any final and non-appealable injunction, order or decree by any Governmental Authority, which prohibits the consummation of the transactions contemplated hereby or by the Additional Agreements, shall have been issued and remain in effect, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(h) shall have used its Commercially Reasonable Efforts to have any such injunction, order or decree lifted.

(i)   "This Agreement may be terminated by Buyer or Seller, as applicable, if its respective condition to close set forth in Sections 7.1(h) or 7.2(i) is not met, or by Seller, by the earlier of (i) the Closing or (ii) thirty (30) days after Seller's failure to comply with Section 6.20(b), if the Cost of Remediation is reasonably likely to exceed the Cap, and Buyer does not provide a letter of credit as set forth in Section 6.20(b).

9.2.   Effect of Termination. Upon termination of this Agreement prior to the Closing pursuant to Section 9.1, this Agreement shall be null and void and of no further force or effect (except that the provisions set forth in Section 6.2(b), Section 6.4, this Section 9.2 and Article X, and the Confidentiality Agreement, shall remain in full force and effect in accordance with their respective terms); and no Party shall have any further Liability under this Agreement.

ARTICLE X
MISCELLANEOUS PROVISIONS

10.1.   Amendment and Modification. This Agreement may be amended, supplemented or otherwise modified only by written agreement entered into by both Parties.

10.2.   Bulk Sales Laws. Buyer acknowledges that Seller will not comply with the provisions of any bulk sales or transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement; and Buyer hereby irrevocably waives compliance by Seller with the provisions of the bulk sales or transfer laws of all applicable jurisdictions. Notwithstanding anything to the contrary in this Agreement, Seller shall indemnify and hold Buyer harmless from and against any and all losses, Liabilities, claims or expenses which shall arise against or be incurred by Buyer due to the failure of Seller to comply with such requirements.

10.3.   <u>Waiver of Compliance; Consents</u>. To the extent permitted by applicable Law, any failure of any of the Parties to comply with any representation, warranty, covenant, agreement or condition set forth herein may be waived by the Party entitled to the benefit thereof only by a written instrument signed by such Party, but any such waiver shall not operate as a waiver of, or estoppel with respect to, any prior or subsequent failure to comply therewith or of any other provision set forth herein.

10.4.   <u>Survival</u>. All representations and warranties contained in this Agreement shall survive for a period of six (6) months following the Closing Date except that, (i) the representations and warranties contained in Section 4.6 will expire nine (9) months following the Closing Date; (ii) the representations and warranties set forth in Section 4.7 will expire in accordance with any applicable statutes of limitation period plus ninety (90) days; and (iii) the representations and warranties set forth in Section 4.4 shall not survive the Closing. The covenants and agreements of the Parties contained in this Agreement shall survive the Closing in accordance with their respective terms.

10.5.   <u>Disclaimers</u>. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE IV, THE PURCHASED ASSETS ARE SOLD "AS IS, WHERE IS," AND SELLER EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO SELLER AND THE PURCHASED ASSETS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE IV: SELLER EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES REGARDING LIABILITIES, OWNERSHIP, LEASE, MAINTENANCE OR OPERATION OF THE PURCHASED ASSETS, THE TITLE, CONDITION, VALUE OR QUALITY OF THE PURCHASED ASSETS OR THE PROSPECTS (FINANCIAL AND OTHERWISE), RISKS AND OTHER INCIDENTS OF THE PURCHASED ASSETS; AND SELLER EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE PURCHASED ASSETS, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, OR COMPLIANCE WITH ENVIRONMENTAL REQUIREMENTS, OR THE APPLICABILITY OF ANY GOVERNMENTAL AUTHORITY, INCLUDING ANY ENVIRONMENTAL LAWS, OR WHETHER SELLER POSSESSES SUFFICIENT REAL PROPERTY OR PERSONAL PROPERTY TO OPERATE THE PURCHASED ASSETS. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER FURTHER EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES REGARDING THE ABSENCE OF HAZARDOUS SUBSTANCES OR LIABILITY OR POTENTIAL LIABILITY ARISING UNDER ENVIRONMENTAL LAWS WITH RESPECT TO THE PURCHASED ASSETS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES OF ANY KIND REGARDING THE CONDITION OF THE PURCHASED ASSETS OR THE SUITABILITY OF THE PURCHASED ASSETS FOR OPERATION AS A DISTRIBUTION FACILITY, AS APPLICABLE, AND NO SCHEDULE TO THIS AGREEMENT, NOR ANY OTHER MATERIAL OR INFORMATION PROVIDED, OR COMMUNICATIONS MADE, BY

50

SELLER OR ITS REPRESENTATIVES, INCLUDING ANY BROKER OR INVESTMENT BANKER, SHALL CONSTITUTE OR CREATE ANY SUCH REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE TITLE, CONDITION, VALUE OR QUALITY OF THE PURCHASED ASSETS.

10.6.   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the day when delivered personally or by facsimile transmission (with confirmation), on the next Business Day when delivered to a nationally recognized overnight courier or five (5) Business Days after deposited as registered or certified U.S. mail (return receipt requested), in each case, postage prepaid, addressed to the recipient Party at its address set forth below (or at such other address or facsimile number for a Party as shall be specified by like notice; provided, however, that any such notice of a change of address or facsimile number shall be effective only upon receipt thereof):

(a)   If to Seller, to:

Delmarva Power & Light
800 King Street
P.O. Box 231
Wilmington, Delaware 19899
Attention: President
Facsimile: (302) 429-3367

with a copy (which shall not constitute notice) to:

Pepco Holdings, Inc.
Suite 1100, 10th Floor
701 Ninth Street, NW
Washington, D.C. 20068
Attention: Vice President, Legal Services
Facsimile: (202) 872-3281

and a copy (which shall not constitute notice) to:

McGuireWoods LLP
One James Center
901 East Cory Street
Richmond, Virginia 23219-4030
Attention: Patrick T. Horne, Esquire
Facsimile: (804) 698-2064

(b)   If to Buyer, to:

       A&N Electric Cooperative
       21275 Cooperative Way
       Tasley, VA 23441
       Attention: Vernon Brinkley
       Facsimile: 757-787-9780

       with a copy (which shall not constitute notice) to:

       Orrick, Herrington & Sutcliffe LLP
       666 Fifth Avenue
       New York, NY 10103
       Attention: Carl F. Lyon, Esq.
       Facsimile: 212-506-5151

10.7.   <u>Assignment</u>. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, obligations or remedies hereunder shall be assigned by any Party hereto, including by operation of law, without the prior written consent of the other Party, nor is this Agreement intended to confer upon any other Person any rights, interests, obligations or remedies hereunder. Without limiting the generality of the foregoing, no provision of this Agreement shall create any third-party beneficiary rights in any Employee or former employee of Seller (including any beneficiary or dependent thereof), including with respect to continued employment or resumed employment, and no provision of this Agreement shall create any rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement. Notwithstanding the foregoing, either Party may, without the prior written consent of the other Party, assign all or any portion of its rights, interests, obligations and remedies hereunder, pursuant to instruments of transfer in form and substance reasonably satisfactory to the other Party, to one or more direct or indirect wholly owned subsidiaries of such Party; <u>provided</u>, <u>however</u>, that (i) no such assignment shall relieve such Party of any of its Liabilities hereunder, (ii) Buyer shall guarantee the obligations of its assignee, which guarantee shall be in form and substance reasonably satisfactory to Seller, (iii) no such assignment shall result in any Party requiring any additional consent, approval, filing, or notice of, with or to, any third party, including any Governmental Authority, to consummate the transactions contemplated by this Agreement or any Additional Agreement, and (iv) such assignment does not otherwise prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement or any Additional Agreement.

10.8.   <u>Governing Law; Forum; Service of Process</u>. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia (without giving effect to conflicts of law principles) as to all matters, including validity, construction, effect, performance and remedies. Venue in any and all suits, actions and proceedings related to the subject matter of this Agreement shall be in the state and federal courts located in and for the Commonwealth of Virginia (the "<u>Courts</u>"), which shall have exclusive jurisdiction for such purpose, and the Parties hereby irrevocably submit to the exclusive jurisdiction of such courts and irrevocably waive the defense of an inconvenient forum to the maintenance of any such suit, action or proceeding. Service of process may be made in any manner recognized by such Courts. Each of the Parties hereby irrevocably waives its right to a jury trial arising out of any dispute in connection with this Agreement or the transactions contemplated hereby. Buyer has irrevocably appointed Vernon N. Brinkley as its authorized agent (the "Authorized Agent") upon which process may be served in any suit, action or proceeding based on this Agreement which may be instituted in the Courts by Seller, and Buyer expressly accepts the jurisdiction of any such Court in respect of any such suit, action or proceeding. Buyer represents and warrants that the Authorized Agent has agreed to act as such agent for service of process, and Buyer shall take any and all actions, including the filing of any and all documents and instruments, which may be necessary or appropriate to continue such appointment in full force and effect. Service of process upon the Authorized Agent and written notice of such service to Buyer shall be deemed, in every respect, effective service of process upon Buyer.

10.9.   Counterparts. This Agreement may be executed by facsimile transmission (with confirmation) and in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.10.   Interpretation. The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or construction of this Agreement. Ambiguities and uncertainties in the wording of this Agreement shall not be construed for or against any Party, but shall be construed in the manner that most accurately reflects the Parties' intent as of the date of this Agreement. Each Party acknowledges that it has been represented by counsel in connection with the review and execution of this Agreement, and, accordingly, there shall be no presumption that this Agreement or any provision hereof be construed against the Party that drafted this Agreement. Notwithstanding any provision of any Additional Agreement to the contrary, the provisions of this Agreement shall govern and control any conflict or inconsistency between or among the provisions of this Agreement and the provisions of any such Additional Agreement.

10.11.   Schedules. Except as otherwise provided in this Agreement, all Schedules referred to herein are intended to be and hereby are made a part of this Agreement.

10.12.   Disclosure. Certain information set forth on the Schedules is included solely for informational purposes, is not an admission of liability or materiality with respect to the matters covered by the information and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) or such items are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy among the Parties as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

10.13.   Entire Agreement. This Agreement (including the Schedules), together with the Additional Agreements (when executed and delivered by the Parties) and the Confidentiality Agreement, constitutes a single integrated agreement between the Parties and, together, embodies the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated hereby and thereby, and supersedes all prior agreements and understandings between the Parties with respect to such transactions. There are no representations, warranties, covenants or agreements between the Parties with respect to the subject matter set forth in such agreements, other than those expressly set forth or referred to herein or therein. Without limiting the generality of the foregoing, Buyer hereby acknowledges and agrees that there are no representations, warranties, covenants or agreements between the Parties with respect to the subject matter set forth in such agreements contained in any material made available to Buyer pursuant to the terms of the Confidentiality Agreement, as amended.

10.14.   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provision, covenants and restrictions of this Agreement shall continue in full force and effect and shall in no way be affected, impaired or invalidated unless such an interpretation would materially alter the rights and privileges of any Party or materially alter the terms of the Transaction.

10.15   No Agency. Neither Buyer nor the Transmission Purchaser is an agent of the other or authorized to bind the other in negotiations with Seller. Any obligation of Buyer or the Transmission Purchaser to Seller will be a several and not a joint obligation.

**SIGNATURE PAGE FOLLOWS**

IN WITNESS WHEREOF, Seller and Buyer have caused this Purchase and Sale Agreement to be duly executed and delivered by their respective duly authorized officers as of the date first above written.

DELMARVA POWER & LIGHT COMPANY

By: /s/ T. S. SHAW
         Name: Thomas S. Shaw
         Title: President and CEO

A & N ELECTRIC COOPERATIVE

By: /s/ VERNON N. BRINKLEY
         Name: Vernon N. Brinkley
         Title: President and CEO

DISCLOSURE SCHEDULES

to the

PURCHASE AND SALE AGREEMENT

by and between

DELMARVA POWER & LIGHT COMPANY

and

A & N ELECTRIC COOPERATIVE

Dated as of June 13, 2007

These Schedules are qualified in their entirety by reference to the specific provisions of the referenced Purchase and Sale Agreement (the "Agreement") and are not intended to constitute, and shall not be construed as constituting, representations or warranties of any Person except as and to the extent explicitly provided in the Agreement. Certain of the representations and warranties set forth in the Agreement contemplate that there will be attached Schedules setting forth information that might be "material" or have a "Material Adverse Effect." The Seller may, at its option, include in such Schedules items or information that are not material or are not likely to have a Material Adverse Effect for the convenience of the Parties, but any such inclusion shall not be deemed to be an acknowledgment or representation that such items are material or would have a Material Adverse Effect, to establish any standard of materiality, Material Adverse Effect, or to define further the meaning of such terms for purposes of the Agreement. Each Section of these Schedules qualifies the correspondingly numbered representation and warranty or covenant in the Agreement to the extent specified therein. Unless otherwise defined in these Schedules, capitalized terms used in these Schedules have the meanings set forth in the Agreement.

SCHEDULE 1.1(16)

Vernon Brinkley

R. Dodd Obenshain

Thomas A. Larson

SCHEDULE 1.1(74)

Permitted Encumbrances

1.   See attached Abstracts of Title, excluding anything covered by Section 2.4(j).

2.   Mortgage with Bank of New York, individually or as trustee, which shall not be a Permitted Encumbrance as of Closing.

3.   Easement and License Agreement dated as of July 1, 2000 between Seller and Conectiv Delmarva Generation, Inc. for access to generation facilities at the Tasley Substation.

4.   Easement and License Agreement dated as of July 1, 2000 between Seller and Conectiv Delmarva Generation, Inc. for access to generation facilities at the Bayview Substation.

5.   Easement Agreement dated as of October 25, 1990 between Seller and The Town of Exmore, Virginia, to construct, operate, lay, repair, maintain and remove a water line at Kellam Substation.

6.   Easement Agreement dated as of April 24, 1972 between Seller and Dulany Foods Division of United Foods, Inc. to construct and operate an underground conduit drainage system at Kellam Substation.

7.   Easement Agreement dated as of September 1, 2005 between Seller and Oxbridge Investments, LLC to construct, operate, lay, repair, maintain and remove a storm sewer line at Bayview (NH-008.05).

8.   Encroachment/License Agreement dated as of August 31, 1999 between Seller and Shore Holdings, Inc. for a 15 foot crossing strip at Bayview (NH-008.03).

SCHEDULE 1.1(93)

Seller's Knowledge

Thomas S. Shaw
President and CEO
Delmarva Power & Light Company

Vincent Maione
Regional Resource Manager
Bay Regional Office

Charles R. Dickerson
Vice President Strategic Planning and Chief Risk Officer
Pepco Holdings, Inc.

Robert J. Jubic, Jr.
Manager Environmental Services
New Castle Regional Office

SCHEDULE 1.1(104)

Transferable Permits

1. US EPA Identification (ID) Number (also known as a RCRA ID Number) for the Exmore Office (Exmore Operations EPA ID# VAR000007971) (approval is required to transfer).

2. Underground Storage Tank Registration for the Exmore Office (approval is required to transfer).

3. See Schedule 2.1(g), to the extent transferable.

4. See Schedule 4.8, to the extent transferable.

SCHEDULE 2.1(a)

Real Property

PLAN	MAP	SITE NAME	DEED NO.
AC-002.01	O33	CHINCOTEAGUE SUBSTATION	VO201
AC-002.03	O33	CHINCOTEAGUE SUBSTATION	VO219
AC-003.01	O32	OAK HALL SUBSTATION	VO202
AC-003.02	O32	OAK HALL SUBSTATION	VO205
AC-003.03	O32	OAK HALL SUBSTATION	VO216
AC-003.04	O32	OAK HALL SUBSTATION	VO217
AC-003.05	O32	OAK HALL SUBSTATION	VO218
AC-005.01	O32	WATTSVILLE SUBSTATION	VO203
AC-005.02	O32	WATTSVILLE SUBSTATION	VO204
AC-005.03	O32	WATTSVILLE SUBSTATION	VO213
AC-005.04	O32	WATTSVILLE SUBSTATION	VO214
AC-010.01	O33	-	VO220
AC-010.02	O33	-	VO222
AC-010.03	O33	-	VO225
AC-010.04	O33	-	VO226
AC-011.01	O32	-	VO221
AC-013.01	O33	-	VO223
AC-014.01	O33	-	VO224
AC-015.01	O32	WALLOPS SUBSTATION	VO121
NH-003.01	T29	-	VO101
NH-004.01	R30	EXMORE SUBSTATION	VO103
NH-004.02	R30	KELLAM SUBSTA.	VO107
NH-004.03	R30	KELLAM SUBSTA.	VO109
NH-007.01	S29	-	VO108

NH-008.02	T29	BAYVIEW SUBSTA.	VO113
NH-008.03	T29	BAYVIEW SUBSTA.	VO114
NH-008.04	T29	BAYVIEW SUBSTA.	VO115
NH-008.05	T29	BAYVIEW SUBSTA.	VO120
NH-010.01	U29	KIPTOPEAKE SUBSTA.	VO116
NH-012.01	R30	EXMORE DIST. OFF.	VO119

SCHEDULE 2.1(b) [1]

Substations, Distribution Plant and General Plant

1.   See attached Exhibit 1, Continuing Property Records – Distribution and General.

2.   Distribution Circuits

Circuit # VA0576 (Chincoteague)
Circuit # VA0577 (Chincoteague)
Circuit # VA0579 (Wattsville)
Circuit # VA0580 (Wattsville)
Circuit # VA0581 (Wattsville)
Circuit # VA0582 (Wattsville)
Circuit # VA0583 (Chincoteague)
Circuit # VA0584 (Wallops Island)
Circuit # VA2201 (Kellam)
Circuit # VA2213 (Oak Hall)
Circuit # VA2214 (Oak Hall)
Circuit # VA2219 (Bayview)
Circuit # VA2220 (Tasley)
Circuit # VA2240 (Bayview)
Circuit # VA2251 (Kellam)
Circuit # VA2262 (Bayview)
Circuit # VA2287 (Tasley)

3.   Step down transformers

4.   Capacitors

Unit	Quantity
C150-12	1
C200-25	9
CB1200-12	3
CB1200-25	7
CB3F600-25	1
CB3S1200-25	15
CB600-12	9
CB900-12	6
CB900-25	1
Unset [2]	86

---

[1] Any assets referenced on this Schedule that are owned by Connectiv Energy will not transfer with the sale.
[2] Unset assets have not been assigned specific code number.

5.   Cutouts

Unit	Quantity
CO1-12L	76
CO2-12XCUL	2
COF7U100	13
COLB1-12L	4
COLB1-12PL	1
COLB1-25L	224
COLB1-25PL	7
LBDISC25L	24
LBDISC25PCL	1
Unset	2634

6.   OH Gang OP Switches

Unit	Quantity
LBS1/0HH25	2
LBS477HH12	1
LBS477HH25	3
LBS477HV25	1
Unset	36

7.   OH Stepdown Transformers

Unit	Quantity
T167E14	3
T25C7	1
T25E14	4
T500C14	3
T50E14	2
Unset	3

8.   OH Switches

Unit	Quantity
DS25900	6
INLNE1/0-25	6
INLNE1/0A25	6
INLNE397-25	3
INLNE4/0-25	33
INLNE4/0A25	3

INLNE477-25	6
LBDISC25L	1
SW600R35L	6
Unset	409

9. <u>OH Transformers</u>

Unit	**Quantity**
T100B14	54
T100B15	4
T100B5	1
T100B7	22
T100B8	1
T100B8C	1
T100G15	3
T100H11C	1
T100H15	3
T10B13	260
T10B14	93
T10B6	64
T10B7	15
T15B14	178
T15B15	43
T15B16	228
T15B5	8
T15B7	21
T15B8	12
T15B8C	1
T15B9	33
T167B15	4
T167B7	1
T167B8	2
T25B14	1273
T25B15	314
T25B16	814
T25B2	2
T25B5	156
T25B7	326
T25B7C	7
T25B8	86
T25B8C	50
T25B9	357
T25F7C	1
T25G15	12
T25G8	3

T25H15	2
T25H8	3
T333B14	3
T37B15	5
T50B14	286
T50B15	86
T50B16	14
T50B5	29
T50B7	157
T50B7C	2
T50B8	36
T50B8C	28
T50B9	2
T50F7	3
T50G15	11
T50G8	6
T50H15	10
T50H7	3
T5B13	43
T5B15	23
T5B5	2
T5B8	4
T5B9	5
T75B14	2
T75B15	8
T75B7	1
T75B8	3
T75B8C	3
T75H15	3
T833H8	3
Unset	51

10.   Primary Meters

Unit	Quantity
PM25-1/0	2
PMPM12	2
PMPM25	1
Unset	13

11.   Reclosers

Unit	Quantity
RCL3/1VIPR27S	3

RCL3TRIMOD27S	2
RCL3VIPR27S	1
RCL-NOVA27-12	1
RCL-RV-25	1
RCL-WVE1-12	1
RCL-WVE1-25	2
RCVW	1
Unset	11

12. Poles

Unit	**Quantity**
30-5	141
35	1
35-2	1
35-4	1626
35-5	1
40	5
40-1	4
40-2	7
40-3	4255
45	2
45-1	1
45-2	296
45-3	14
PFG40D-BZ-T	1
PLFBG13	2
PLFLT14AL	2
RFG12B-BK-	38
TWASH	17
RFG17D-BK-T	7
RFG30D-GY	1
RFG35D-BZ-T	2
RFG35D-GY	12,936
Unset	

13. Street Lights

Unit	**Quantity**
FACON150	1
FHPS70	1
FMVBR3.5	1
LAMP100MV	1
P100H3TGVIL	12
P100H-BX	1

P100H-HZ	22
P100H-PACK	73
P100M-HZ	47
P150H-FLD-S	1
P150H-HZ-FLC	1
P175M-HZ	16
P175M-PACK	217
P250H-BX	2
P250M-HZ	1
P400H-HZ	3
P400MH-FLD-S	1
P400M-HZ	18
R100H-BX	2
R100H-HZ	90
R100H-HZ-FLC	5
R100H-PACK	1
R100H-TT	16
R100M-HZ	19
R150H-BX	5
R150H-HZ	9
R150H-HZ-FLC	4
R175M-PACK	4
R250H-BX-AD	13
R250H-FLD	1
R250H-HZ	8
R400H-FLD-S	2
R400H-HZ	13
R400M-HZ	7
R50H3TGVIL	28
R70H-HZ	4
R70H-TT	5
Unset	3372

14.   Switch Cabinets

Unit	Quantity
SWGR12-11	1
SWGR12-5	1
SWGR12-9C	1
SWGR15KV	1
Unset	1

15.   UG Primary Junction

Unit	Quantity
PRIPED1-25	48
PRIPED3-25	28
U1006-1225-3	1

U1006-1225-4   1
Unset   182

16.   UG Secondary Junction Box

Unit	Quantity
BOXPAD-C-JS	1
ENCLPSS	3
SECPED-350	17
SECPED-350P	1
SECPED36ABOV	111
SECPED44ABOV	14
SECPED-ABOVE	22
SECPED-ABOVE36	9
SECPED-BELOW	2
Unset	577

17.   UG Transformers

Unit	Quantity
3PMT150G8	7
3PMT150G8C	1
3PMT150H15	22
3PMT2000H8	2
3PMT225G15	11
3PMT225G5	1
3PMT225G8	12
3PMT225G8C	1
3PMT225H15	5
3PMT3000H15	1
3PMT300G15	2
3PMT300G8	2
3PMT300H15	1
3PMT500G15	1
3PMT500H15	8
3PMT500H5	6
3PMT1000H15	7
3PMT1500H15	6
3PMT150G15	4
3PMT150G5	2
3PMT750G15	1
3PMT750H15	6
3PMT75G15	24
3PMT75G5	1
3PMT75G8	6
PMT100B15	91
PMT100B5	5

PMT100B8	49
PMT100B8C	8
PMT15B15	11
PMT15B8	4
PMT167B15	18
PMT167B8C	2
PMT25B15	702
PMT25B2	2
PMT25B5	66
PMT25B8	666
PMT25B8C	86
PMT37B8	1
PMT50B15	217
PMT50B5	21
PMT50B8	191
PMT50B8C	39
PMT75B15	91
PMT75B8	4
PMT75B8C	4
Unset	70

18.   Vaults

Unit	Quantity
Unset	4

19.   OH Primary Spans

Unit	Quantity
N1/0	1487
P1/0	155487
P1/0AAC	222
P1/0ACSR	2988905
P1/0ACSR-WP	191600
P1/0CU	26342
P101ACSR12/7	38463
P2	89
P2/0CU	1800
P2ACSR	1055476
P2CU	287493
P3#8	6076
P336ACSR	7392
P336ACSR26/7	106424
P355ACAR	597868
P397ACSR	6376
P4/0	435
P4/0ACSR	479290

P4/0CU	11067
P4/0CU-WP	129
P477	182852
P477-24/7	111089
P4ACSR	106184
P4ACW	273
P4CU	1250508
P6ACW	3162
P6CU	74531
P7#8	1902
P80ACSR	80
Unset	21,420

20.   OH Secondary Spans

Unit	Quantity
BUNDLE1/0	358346
CUHC4	40
DUPLEX1/0	270
DUPLEX4AWAC	548
N1/0	70
P1/0	70
QPLEX1/0S	8448
QPLEX4/0	54
QPLEX4/0S	11189
QUADPLEX2S	471
S1/0AAAC	193
S1/0AAAC-WP	192152
S1/0CU-WP	1937
S10CU-WP	598
S2/0ACSR-WP	1770
S2ACSR-WP	3596
S2CU	384
S2CU-WP	276452
S4/0ACSR-WP	4339
S4CU	2342
S4CU-WP	260102
S6CU	146
S6CU-WP	21484
S8CU-WP	147
TPLEX1/0C	60
TPLEX1/0CS	40448
TPLEX1/0S	118116
TPLEX2/0S	161739
TPLEX2S	3651
TPLEX4/0S	1668
TPLEX4S	84765
TPLEX6S	1341
TRIPLEX1/0S	25
Unset	137,560

21. <u>OH Service Spans</u>

Unit	Quantity
1000CU1C	508
2AAAC	200
3#10CU	54
4/0CU-WP	2311
4CU	7789
6CU-WP	251641
8CU-WP	500
CUSC1/0	584
CUSC500	1155
DPLEX4	27985
QPLEX1/0	5148
QPLEX2	1776
QPLEX4/0	7223
QUAAL3C1B	30
SERVENTR1/0	100
SV1/0AAAC	140
TPLEX1/0C	129755
TPLEX2	17313
TPLEX2/0	3495
TPLEX4	351033
TPLEX4/0	2025
TPLEX4S	160
TPLEX6CU	10162
TRIAL2	745
Unset	402,520

22. <u>UG Primary Segments</u>

Unit	Quantity
1/0URD12	44183
1/0URD25	604325
1/0URD25J	867606
1000URD12	324
1000URD25J	3165
3-350URD25J	360
750URD12	5010
Unset	161,557

23. <u>UG Secondary Segment</u>

Unit	Quantity
1/0URDR	616
10UGP	175
10UGR	4524

12UGP	14
12UGR	124
250URD1C	890
350URD	422
350URD1C	2016
350URD1CS	90518
350URDS	9693
4/0URD	145
4/0URD1C	971
4/0URD1CS	44129
4/0URDS	536
4UGR	9419
500URD	1015
500URD1C-CS	60
500URD1CS	5786
500URD4CS	245
500URDS	7693
TPLEX4P	60
TPLEX4R	25
Unset	56,366

24.   UG Service Segment

Unit	Quantity
1/0URD	128
2/0URD	134178
250URD1C	11747
2URD	35
350URD	98229
350URD1C	28637
4/0URD	786872
4/0URD1C	18181
4UG	2360
500URD	15165
500URD1C	163542
500URD1C-C	1314
500URD4C	1205
TPLEX4/0	50
TPLEX4R	214
Unset	218,419

25.   Bayview Substation

Distribution assets consist of a 69-25kV, 28 MVA transformer, 25kV substation bus including distribution circuit breakers and regulators, bus, switches, other primary equipment and 25kV capacitor bank. Includes all associated property improvements, structures, poles, foundations, grounding, cables, control enclosure, secondary, metering, relay and controls, AC & DC power. Conectiv generation is located adjacent to the substation and output connects to the 25kV bus.

Account	Asset	Asset description	Location
00003610	1182	FENCE-PERIMETER 1240' (ADJ 227)	Bayview
00003610	1183	FIRE PROTECTION SYSTEM (ADJ 227)	Bayview
00003610	1184	HEATING SYSTEM (ADJ 227)	Bayview
00003610	1185	LAND IMPROVEMENTS-GRADING & FILL (ADJ 227)	Bayview
00003610	1186	ROADS AND DRIVES N/A (ADJ 227)	Bayview
00003610	1187	OTHER BUILDING 20' X 30' (9565)	Bayview
00003610	1188	YARD LIGHTING SYSTEM	Bayview
00003610	1189	YARD LIGHTING SYSTEM	Bayview
00003610	17568	LAND IMPROVEMENTS	Bayview
00003610	20739	BUILDING SHELL	Bayview
00003610	38746	STONING; Yard Improvements	Bayview
00003610	38754	SYSTEM; Oil Spill Containment	Bayview
00003620	10469	FAN (9293)	Bayview
00003620	10471	CABLE (9704)	Bayview
00003620	10477	BUS (9022)	Bayview
00003620	10479	BUS (9370)	Bayview
00003620	10481	BUS (9571)	Bayview
00003620	10483	BUS (9966)	Bayview
00003620	10485	CAPACITOR,SHUNT (9704)	Bayview
00003620	10487	CONDUIT (9565)	Bayview
00003620	10489	CONDUIT (9846)	Bayview
00003620	10493	FOUNDATION (9022)	Bayview
00003620	10495	FOUNDATION (9370)	Bayview
00003620	10497	FOUNDATION (9571)	Bayview
00003620	10499	CURRENT TRANSFORMER 8.7KV,N/A,N/A,N/A (9704)	Bayview
00003620	10501	INSTRUMENT (9565)	Bayview
00003620	10503	INSTRUMENT (9966)	Bayview
00003620	10506	SURGE ARRESTERS (LIGHTNING) 20KV (9565)	Bayview
00003620	10508	SURGE ARRESTERS (LIGHTNING) 20KV (9022)	Bayview
00003620	10514	POTENTIAL TRANSF,14.4KV,N/A,SER#CL22048196,MOL	Bayview
00003620	10516	POT TRANSF,14.4KV,N/A,SER#CL2048197,MOL50KVA	Bayview
00003620	10518	POT TRANSF,14.4KV,N/A,SER#CL12026563,MOL50 KVA	Bayview
00003620	10520	POT TRANSF,14.4KV,N/A,SER#CL12026234,MOL5 KVA	Bayview
00003620	10522	POTENTIAL TRANSF,14.4KV,N/A,SER#69BH185002,ME 5KVA	Bayview
00003620	10524	POTENTIAL TRANSF,14.4KV,N/A,SER#E3865,MOL,5KVA	Bayview
00003620	10526	POTENTIAL TRANSF,23KV,N/A,SER#5178217,WEST,(9565)	Bayview
00003620	10528	POTENTIAL TRANSF,24KV,N/A,SER#8276444,G.E. (9565)	Bayview
00003620	10532	POTENTIAL TRANSF,24KV,N/A,SER#B518041,G.E. (9672)	Bayview
00003620	10538	INSULATORS (9704)	Bayview
00003620	10542	INSULATORS (9022)	Bayview
00003620	10544	INSULATORS (9966)	Bayview
00003620	10546	FUSE EQUIPMENT,SET OF HIGH VOLTAGE 23KV (9565)	Bayview
00003620	10548	FUSE EQUIPMENT,SET OF HIGH VOLTAGE,25KV (9966)	Bayview
00003620	10556	OIL CIR BKR,23KV,600A,#2240-30,SER#0442A1097204,GE	Bayview
00003620	10560	RESISTOR (9672)	Bayview
00003620	10573	STATION GROUNDING SYSTEM (9672 & 9704)	Bayview
00003620	10575	STATION GROUNDING SYSTEM (9571)	Bayview
00003620	10577	STATION GROUNDING SYSTEM (9966)	Bayview
00003620	10579	STATION GROUNDING SYSTEM (9704)	Bayview

00003620	10583	STRUCTURE (9966)	Bayview
00003620	15099	REGULATOR 14.4KV/200A	Bayview
00003620	18274	BATTERY CHARGER 120-5A,120V,N/A (332001)	Bayview
00003620	18275	BATTERY,STORAGE N/A,N/A,200AH (332001)	Bayview
00003620	18276	CAPACITOR,SHUNT (334801)	Bayview
00003620	22814	CONTROL INSTALLATION	Bayview
00003620	22816	CONTROL INSTALLATION	Bayview
00003620	22818	ADDITION TO 20'X 30' BUILDING	Bayview
00003620	22820	BUS	Bayview
00003620	22822	INSULATORS 25KV	Bayview
00003620	22824	STATION GROUNDING SYSTEM	Bayview
00003620	22826	STRUCTURE FORMING	Bayview
00003620	22828	35' WOOD POLE	Bayview
00003620	22830	30' WOOD POLE	Bayview
00003620	22832	SWITCHES,DISCONNECT (HOOKSTICK) 25KV/1200A	Bayview
00003620	22834	SWITCHES,DISCONNECT 12/25KV/600A	Bayview
00003620	22836	REGULATOR, INDUCTION	Bayview
00003620	22838	FOUNDATION	Bayview
00003620	28085	BREAKER,CIRCUIT,38KV,1200A	Bayview
00003620	28086	BREAKER,CIRCUIT,38KV,1200A	Bayview
00003620	28087	CABLE	Bayview
00003620	28088	PROTECTIVE RELAY	Bayview
00003620	28089	SWITCHES,DISCONNECT,23KV,1200A,40KV(INDIV)	Bayview
00003620	28090	SWITCHES,DICONNECT,23KV,1200A,61KA(INDIV)	Bayview
00003620	34746	RELAY; Panel	Bayview
00003620	34834	BREAKER; Circuit R3 25kV 1200A Zero Close	Bayview
00003620	34835	PANEL; Relay Capacitor Bank	Bayview
00003620	34836	CAPACITOR BANK; 25kV 2700KVAR	Bayview
00003620	35339	PANELS; Relay	Bayview
00003620	35358	REGULATOR; Step Voltage 14.4kV 288KVA 200A VR-1	Bayview
00003620	35359	REGULATOR; Step Voltage 14.4kV 288KVA 200A VR-1	Bayview
00003620	35360	REGULATOR; Step Voltage 14.4kV 288KVA 200A VR-1	Bayview
00003620	35361	REGULATOR; Step Voltage 14.4kV 288KVA 200A VR-1	Bayview
00003620	37133	BREAKER; Circuit Vac 25.8kV 1200A 25kA 150kV BIL	Bayview
00003620	38738	TRANSFORMER; Power 3Ph 69-24.9kV 16.8/22MVA	Bayview
00003620	38739	LTC; RMV-II-25kV	Bayview
00003620	38740	BUSHINGS; Transformer 69kV 400A	Bayview
00003620	38741	BUSHINGS; Transformer 25kV 1200A	Bayview
00003620	38743	ARRESTER; Surge 21kV 17kV MCOV	Bayview
00003620	38745	CONDUIT;	Bayview
00003620	38747	BUS;	Bayview
00003620	38748	FOUNDATION;	Bayview
00003620	38749	GRID; Ground	Bayview
00003620	38750	TRANSFORMER; Instrument OTCF 072SR 346/600:1:1	Bayview
00003620	38751	TRANSFORMER; Instrument OTCF 072SR 346/600:1:1	Bayview
00003620	38752	TRANSFORMER; Instrument OTCF 072SR 346/600:1:1	Bayview
00003620	38753	TRANSFORMER; Instrument VEF 25-10, 120:1	Bayview
00003620	38755	TRANSFORMER; Instrument VEF 25-10, 120:1	Bayview
00003620	38756	STRUCTURE; 25Kv ED2S	Bayview
00003620	38757	SWITCH; Hookstick 1Ph 25kV 600A T1-L2	Bayview
00003620	38760	INSULATOR; Poly 25kV Strain	Bayview
00003620	38762	RELAY; SEK 387 T!F-SEL387	Bayview
00003620	38763	RELAY; SEL 351S T1B-SEL351S	Bayview
00003620	38764	RELAY; SEL 351S 6750F-T1B-SEL351S	Bayview
00003620	38765	PANEL; Relay T1 Protection E1	Bayview
00003620	38767	CABLE; Control	Bayview
00003620	35358	REGULATOR; Step Voltage 14.4 kV 288 KVA 200A VR-1	Bayview
00003620	35359	REGULATOR; Step Voltage 14.4 kV 288 KVA 200A VR-1	Bayview
00003620	35360	REGULATOR; Step Voltage 14.4 kV 288 KVA 200A VR-1	Bayview
00003620	22836	REGULATOR; INDUCTION	Bayview

00003620	10564	REGULATOR; INDUCTION, 14.4 KV, 0200A, SER#33738012652AC	Bayview
00003620	10566	REGULATOR; INDUCTION, 14.4 KV, 0200A, SER#33738012652AC	Bayview
00003620	10568	REGULATOR; INDUCTION, 14.4 KV, 0100A, SER#D592842, GE	Bayview
00003620	10570	REGULATOR; INDUCTION, 14.4 KV, 0100A, SER#D593719, GE	Bayview
00003620	10572	REGULATOR; INDUCTION, 14.4 KV, 0100A, SER#D592839, GE	Bayview

26. Chincoteague Substation

Distribution assets consist of two 69-12kV, 22.4MVA transformers, 12 kV substation bus including distribution circuit breakers, bus, switches and other primary equipment. Includes all associated property improvements, structures, poles, foundations, grounding, cables, control enclosure, secondary, relay and controls, metering, AC & DC power.

Account	Asset	Asset description	Location
00003610	1190	BULKHEAD - (JV35)	Chincoteague
00003610	17569	BULKHEAD - (322401)	Chincoteague
00003610	20741	YARD LIGHTING SYSTEM	Chincoteague
00003610	20743	GRADING AND FILL (SITE PREP)	Chincoteague
00003610	20745	GRADING AND FILL (STONING)	Chincoteague
00003610	20747	ROADS AND DRIVES	Chincoteague
00003610	20749	FENCE (PERIMETER)	Chincoteague
00003610	20751	BUILDING SHELL("L" SHAPED CONTROL HOUSE) 550 SQ FT	Chincoteague
00003610	20753	OIL CONTAINMENT SYSTEM	Chincoteague
00003610	20755	ROADS AND DRIVES	Chincoteague
00003610	35342	FENCE;	Chincoteague
00003620	10597	7200SEC 120/240V 50KVA	Chincoteague
00003620	22840	STRUCTURE FORMING	Chincoteague
00003620	22842	CABLE	Chincoteague
00003620	22844	POWER TRANSFORMER, 69KV/12KV	Chincoteague
00003620	22846	STATION SERVICE TRANSFORMER, 50KVA	Chincoteague
00003620	22850	GAS CIRCUIT BREAKER, 15KV/1200A	Chincoteague
00003620	22852	GAS CIRCUIT BREAKER, 15KV/1200A	Chincoteague
00003620	22854	GAS CIRCUIT BREAKER, 15KV/1200A	Chincoteague
00003620	22857	SWITCHES, LOAD BREAK (INDIV), 25KV/1200A	Chincoteague
00003620	22859	SWITCH, DISCONNECT, SIDEBREAK, (INDIV) 25KV/1200A	Chincoteague
00003620	22861	SWITCHES, DISCONNECT, HOOKSTICK (INDIV),25KV/1200A	Chincoteague
00003620	22863	SURGE ARRESTER (LIGHTNING), 10KV	Chincoteague
00003620	22865	BUS	Chincoteague
00003620	22867	INSULATOR, 25KV	Chincoteague
00003620	22869	CONDUIT/CABLE TROUGH	Chincoteague
00003620	22871	STATION GROUNDING SYSTEM	Chincoteague
00003620	22873	PANELS	Chincoteague
00003620	22875	BATTERY, STORAGE, 29 CELLS	Chincoteague
00003620	22877	BATTERY CHARGER	Chincoteague
00003620	22879	ENERGY CONTROL SYSTEM (RTU)	Chincoteague
00003620	22881	FOUNDATION	Chincoteague
00003620	22883	POWER TRANSFORMER	Chincoteague
00003620	22887	DISCONNECT SWITCH	Chincoteague
00003620	22889	STATION SERVICE TRANSFORMER	Chincoteague
00003620	22893	ALUMINUM STRUCTURES	Chincoteague
00003620	22895	PANEL	Chincoteague
00003620	22897	FOUNDATIONS	Chincoteague
00003620	22899	BUS	Chincoteague
00003620	22901	CABLE	Chincoteague
00003620	22903	GROUNDING	Chincoteague
00003620	22905	CONDUIT	Chincoteague

27.   Kellam Substation

Distribution assets consists of 2 69-25 kV transformers, 25 kV substation bus including distribution circuit breakers and regulator, bus, switches and other primary equipment. Includes all associated property improvements, structures, poles, foundations, grounding, cables, control enclosure, secondary, relay and controls, metering, AC & DC power.

Account	Asset	Asset description	Location
00003610	17570	FENCE PERIMETER - 260' (J213)	Kellam
00003610	17571	LAND IMPROVEMENTS - GRADING & FILL (J213)	Kellam
00003610	17572	ROADS AND DRIVES - (J213)	Kellam
00003610	20757	BUILDING SHELL	Kellam
00003530	17176	PANEL - 25KV CONTROL (J213)	Kellam
00003530	17172	SURGE ARRESTERS - 21KV (J213)	Kellam
00003530	17178	PANEL- T-2 METERING (J213)	Kellam
00003530	17179	PANEL - T-2 RELAY (J213)	Kellam
00003530	17180	PANEL - 25KV L-5 RELAY (J213)	Kellam
00003530	17181	PANEL - 25KV L-6 RELAY (J213)	Kellam
00003620	10599	BUS - (9786)	Kellam
00003620	10601	FOUNDATIONS - (9786)	Kellam
00003620	10609	STRUCTURE - (9786)	Kellam
00003620	10611	SWITCH, AIR BREAK - 600A (9786)	Kellam
00003620	10613	POWER TRANSFORMER - SER #8565824 (9786)	Kellam
00003620	15105	POTENTIAL TRANSFORMER 25 KV	Kellam
00003620	15106	POTENTIAL TRANSFORMER 25 KV	Kellam
00003620	15107	POTENTIAL TRANSFORMER 25 KV	Kellam
00003620	15108	POTENTIAL TRANSFORMER 25 KV	Kellam
00003620	18277	BUS - (J213)	Kellam
00003620	18278	CABLE - 477 24/7 ACSR 456'	Kellam
00003620	18279	CABLE TROUGH - (J213)	Kellam
00003620	18280	INSTRUMENT - (332002)	Kellam
00003620	18281	FOUNDATIONS - (J213)	Kellam
00003620	18282	LIGHTING SYSTEM - (J213)	Kellam
00003620	18283	CIRCUIT BREAKER - 25KV SER # 39958-10 (J213)	Kellam
00003620	18284	CIRCUIT BREAKER - 25KV SER #39958-2 (J213)	Kellam
00003620	18285	PANEL - 25KV CONTROL	Kellam
00003620	18287	STATION GROUNDING SYSTEM - (J213)	Kellam
00003620	18288	STRUCTURES - (J213)	Kellam
00003620	18289	SWITCHES, DISCONNECT - (J213)	Kellam
00003620	18290	POWER TRANSFORMERS - SER #FP26-19 #50673-1 (J213)	Kellam
00003620	22907	STATION GROUNDING EQUIPMENT_(KELLAM EAST SUB.)	Kellam
00003620	22909	REGULATOR, INDUCTION, 333KVA	Kellam
00003620	22911	STATION GROUNDING SYSTEM	Kellam
00003620	22913	DISCONNECT SWITCH, 72.5KV, 3P	Kellam
00003620	22914	ENERGY CONTROL SYSTEM (RTU)	Kellam
00003620	22916	WIRE, CU., 7 STR., 600V	Kellam
00003620	22918	PROTECTIVE RELAY	Kellam
00003620	22920	CABLE, CU.	Kellam
00003620	22928	REGULATOR, STEP VOLTAGE 14.4KV/231A	Kellam
00003620	36420	REGULATOR; 1 Ph 14.4kV 300A VR-1	Kellam
00003620	36421	REGULATOR; 1 Ph 14.4kV 300A VR-1	Kellam

28. Oak Hall Substation

Distribution assets consists of 1 69-25kV transformer and 1 138-25kV transformer, 25kV substation bus including distribution circuit breakers, recloser and regulator, bus, switches and other primary equipment. Includes all associated property improvements, structures, poles, foundations, grounding, cables, secondary, relay and controls, metering, AC & DC power.

Account	Asset	Asset description	Location
00003610	17573	LAND IMPROVEMENT-GRADING & FILL (ADJ 236)	Oak Hall
00003620	10656	POWER TRANSF, 69KV, N/A SER 2621645, AC JV227	Oak Hall
00003620	15109	FOUNDATION (9515)	Oak Hall
00003620	15110	FUSE EQUIPMENT,SET OF HIGH VOLTAGE,20KV (9515)	Oak Hall
00003620	15111	INSTRUMENT (JV435)	Oak Hall
00003620	15112	INSTRUMENT	Oak Hall
00003620	15113	INSTRUMENT (JV435)	Oak Hall
00003620	15114	INSTRUMENT (9531)	Oak Hall
00003620	15115	POT TRANSF, 14.4KV N/A SER#4059420779 KUH, 50KVA	Oak Hall
00003620	15116	POT TRANSF. 14.4KV N/A 78A362849,WEST 10KVA (9515)	Oak Hall
00003620	15117	POT TRANS 14.4KV, N/A SER#78A362850 WEST 10KVA	Oak Hall
00003620	15118	POT TRANSF 14.4KV N/A SER#M897734YHRA GE 10 KVA	Oak Hall
00003620	15119	INSULATORS (9515)	Oak Hall
00003620	15120	OIL CIR BKR, 25.8KV 1200A, #3210,SER #0442A7693101	Oak Hall
00003620	15121	OIL CIR BKR, 25KV 1200A. #3230 SER#0442A7541111 GE	Oak Hall
00003620	15122	PANEL (9544)	Oak Hall
00003620	15123	STRUCTURE (9515)	Oak Hall
00003620	15124	SWITCHES, AIR BREAK, 25KV, 1200A, N/A (9515)	Oak Hall
00003620	15125	SWITCHES, AIR BREAK, 25KV, 1200A, N/A (9515)	Oak Hall
00003620	15126	SWITCHES, AIR BREAK, 25KV, 1200A, N/A (9515)	Oak Hall
00003620	15127	SWITCHES, DISCONNECT, INDIVIDUAL 25 KV, 1200A 9515	Oak Hall
00003620	15128	POWER TRANSF 72KV, 15/20/25 MVA N/A C0598251 ME	Oak Hall
00003620	18291	CABLE (9685)	Oak Hall
00003620	18292	FOUNDATION (9686)	Oak Hall
00003620	18293	INSULATORS (9686)	Oak Hall
00003620	18294	SURGE ARRESTORS (LIGHTNING) 20KV (9686)	Oak Hall
00003620	18295	RECLOSER (312801)	Oak Hall
00003620	18296	PANEL (9686)	Oak Hall
00003620	18297	PANEL (9685)	Oak Hall
00003620	18298	STATION GROUNDING SYSTEM (9686)	Oak Hall
00003620	18299	STRUCTURES (9686)	Oak Hall
00003620	22934	STATION GROUNDING EQUIPMENT (OAK HALL SUB.)	Oak Hall
00003620	28091	FOUNDATION	Oak Hall
00003620	28092	STRUCTURE FORMING	Oak Hall

29. Tasley Substation

Distribution assets consists of 2 69-25kV transformers, 25kV substation bus including distribution circuit breakers and regulator, bus, switches and other primary equipment. Includes all associated property improvements, structures, poles, control enclosure, foundations, grounding, cables, secondary, relay and controls, metering, AC & DC power.

Account	Asset	Asset description	Location
00003610	1202	FENCE-PERIMETER,N/A, ADDITION (ADJ 229)	Tasley
00003610	1203	LAND IMPROVEMENT (ADJ 226)	Tasley
00003610	13793	LAND IMPROVEMENTS-GRADING & FILL (ADJ 226)	Tasley
00003610	17574	LAND IMPROVEMENTS (719698)	Tasley
00003610	17575	OTHER BUILDING, N/A, REPLACE ROOF (719711)	Tasley
00003530	10672	FUSE EQUIPMENT,SET OF HIGH VOLTAGE 7.5KV (9446)	Tasley

00003620	10810	CABLE (9413)	Tasley
00003620	10812	CABLE (9194)	Tasley
00003620	10814	CABLE (9397)	Tasley
00003620	10816	CABLE TROUGH (9413)	Tasley
00003620	10818	CABLE TROUGH (9194)	Tasley
00003620	10820	CONDUIT (9194)	Tasley
00003620	10822	CONDUIT (9933)	Tasley
00003620	10824	CONDUIT (9413)	Tasley
00003620	10826	BUS (9376)	Tasley
00003620	10828	BUS (9446)	Tasley
00003620	10830	BUS (9787)	Tasley
00003620	10832	BUS (9194)	Tasley
00003620	10834	BUS (9786)	Tasley
00003620	10836	BUS (9397)	Tasley
00003620	10838	BUS (9714)	Tasley
00003620	10839	FUSE EQUIPMENT,SET OF HIGH VOLTAGE, 23KV (9397)	Tasley
00003620	10841	FUSE EQUIPMENT,SET OF HIGH VOLTAGE,23KV (9557)	Tasley
00003620	10843	FUSE EQUIPMENT, SET OF HIGH VOLTAGE, 23KV (9688)	Tasley
00003620	10845	FOUNDATION (9446)	Tasley
00003620	10847	FOUNDATION (9787)	Tasley
00003620	10849	FOUNDATION (9104)	Tasley
00003620	10851	FOUNDATION (9795)	Tasley
00003620	10853	FOUNDATION (9397)	Tasley
00003620	10855	INSULATORS (9376)	Tasley
00003620	10857	INSULATORS (9446)	Tasley
00003620	10859	INSULATORS (9194)	Tasley
00003620	10861	INSULATORS (9397)	Tasley
00003620	10863	INSTRUMENT (9397)	Tasley
00003620	10865	INSTRUMENT (9088)	Tasley
00003620	10869	SURGE ARRESTERS (LIGHTNING) (9194)	Tasley
00003620	10871	SURGE ARRESTERS (LIGHTNING) 20KV (9397)	Tasley
00003620	10873	STATION GROUNDING SYSTEM (9413)	Tasley
00003620	10875	STATION GROUNDING SYSTEM (9194)	Tasley
00003620	10877	OIL CIR BKR,25KV,600A,#3450,SER#0442A109-205,G.E	Tasley
00003620	10882	STRUCTURE (9446)	Tasley
00003620	10884	STRUCTURE (9397)	Tasley
00003620	10888	SWITCHES,DISCCONNECT (INDIVIDUAL)23KV, 400A N/A	Tasley
00003620	10890	SWITCHES,DISCONNECT (INDIVIDUAL) 23KV,600A,N/A	Tasley
00003620	10892	SWITCHES,DISCONNECT (INDIVIDUAL)34.5KV,600A,N/A	Tasley
00003620	10896	POWER TRANSFORMER 66KV 1000KVA	Tasley
00003620	10898	14400SEC 120/240V 5KVA	Tasley
00003620	10900	14400SEC 120/240V 10KVA	Tasley
00003620	10902	14400SEC 120/240V 10KVA	Tasley
00003620	15130	FUSE EQUIPMENT,SET OF HIGH VOLTAGE,23KV, (9245)	Tasley
00003620	15131	FOUNDATION (9245)	Tasley
00003620	15132	INSULATORS (9245)	Tasley
00003620	15136	PANEL (9488)	Tasley
00003620	15137	STATION GROUNDING SYSTEM (9245)	Tasley
00003620	15138	POTENTIAL TRANSF,14.4KV,N/A,SER#228251322,MOL50KVA	Tasley
00003620	15139	POT TRANSF,14.4KV,N/A,SER#76A192056,WEST,(10KVA)	Tasley
00003620	15140	POT TRANSF,14.4KV,N/A,SER#76A192055,WEST (10KVA)	Tasley
00003620	15141	OIL CIR BKR,25KV,1200A,#3420,SER#0442A6905110,GE	Tasley
00003620	15142	POWER TRANSF,N/A,15.20/25 KVA,SER#C0541351,ME	Tasley
00003620	15143	STRUCTURE (9245)	Tasley
00003620	15145	SWITCHES,DISCONNECT,(INDIVIDUAL) 25KV,600A,N/A	Tasley
00003620	15146	SWITCHES,DISCONNECT (INDIVIDUAL)25KV,1200A,N/A	Tasley
00003620	18300	CABLE (376001)	Tasley
00003620	18301	INSTRUMENT (9738)	Tasley
00003620	18302	STRUCTURE (376001)	Tasley

00003620	22938	MICROPROCESSORTERMINAL (REMOTE TERMINAL UNIT)	Tasley
00003620	22940	SWITCH, RELAY	Tasley
00003620	22942	STATION GROUNDING EQUIPMENT (TASLEY SUB.)	Tasley
00003620	22946	PROTECTIVE RELAY - TASLEY	Tasley
00003620	22948	LIGHTING SYSTEM-TASLEY SUB	Tasley
00003620	22950	FOUNDATION	Tasley
00003620	28093	INSULATORS,138KV	Tasley
00003620	28094	STRUCTURE, WOOD POLE,40'	Tasley
00003620	28095	CABLE	Tasley
00003620	28096	BREAKER,CIRCUIT,POWER,27KV,1200A	Tasley
00003620	28097	BREAKER,CIRCUIT,POWER,27KV,1200A	Tasley
00003620	28098	PROTECTIVE RELAY	Tasley
00003620	28099	STRUCTURE FORMING	Tasley

30.   Wallops Substation

Distribution assets consists of 1 69-12 kV transformers, 12 kV substation bus including distribution circuit breaker and regulator, bus, switches, and other primary equipment. Includes all associated property improvements, structures, poles, control enclosure, foundations, grounding, cables, secondary, relay and controls, metering, AC & DC power.

Account	Asset	Asset description	Location
00003610	20761	BUILDING SHELL (CONTROL HOUSE), 40' X 25'	Wallops Is
00003610	20763	GRADING AND FILL (SITE PREP)	Wallops Is
00003610	20766	OIL SPILL CONTAINMENT	Wallops Is
00003610	20768	FENCE (PERIMETER)	Wallops Is
00003610	20770	GRADING AND FILL (STONING)	Wallops Is
00003620	11056	POWER TRANSFORMER, 69KV/12KV	Wallops Is
00003620	22962	POWER TRANSFORMER INSTALLATION COST	Wallops Is
00003620	22964	STATION SERVICE TRANSFORMER, 50KVA	Wallops Is
00003620	22966	POTENTIAL TRANSFORMER, 7200/120V	Wallops Is
00003620	22968	GAS CIRCUIT BREAKER, 12KV/1200A	Wallops Is
00003620	22970	SWITCHES, DISCONNECT (INDIV), 25KV (USED AT 12KV)	Wallops Is
00003620	22973	SURGE ARRESTER (LIGHTNING), 10KV	Wallops Is
00003620	22975	BUS	Wallops Is
00003620	22977	CONDUIT/CABLE TROUGH	Wallops Is
00003620	22979	CABLE	Wallops Is
00003620	22981	STATION GROUNDING SYSTEM	Wallops Is
00003620	22983	PANELS	Wallops Is
00003620	22985	BATTERY CHARGER	Wallops Is
00003620	22987	BATTERY, STORAGE, 29 CELLS	Wallops Is
00003620	22989	FOUNDATION	Wallops Is
00003620	22991	STRUCTURE FORMING	Wallops Is
00003620	22993	ENERGY CONTROL SYSTEM (RTU)	Wallops Is
00003620	22995	SWITCH, LOAD BREAK, 25KV/1200A	Wallops Is
00003620	22997	POWER TRANSFORMER, 69KV/12KV	Wallops Is

31.   Wattsville Substation

Distribution assets consists of 2 69-12kV transformers, 12kV substation bus including distribution circuit breakers and regulators, bus, switches, primary, other primary equipment and 12kV capacitor banks . Includes all associated property improvements, structures, poles, foundations, grounding, cables, secondary, relay and controls, metering, AC & DC power.

Account	Asset	Asset description	Location
00003610	1204	FENCE-PERIMETER ,N/A (9993)	Wattsville
00003610	1205	FENCE-PERIMETER,N/A	Wattsville

00003610	1206	FIRE PROTECTION SYSTEM (9135)	Wattsville
00003610	1207	LAND IMPROVEMENTS-GRADING AND FILL (9993)	Wattsville
00003610	1208	LAND IMPROVEMENTS-GRADING AND FILL (9497)	Wattsville
00003610	13794	LAND IMPROVEMENTS GRADING AND FILL	Wattsville
00003610	17576	LANDSCAPING (INITIAL)	Wattsville
00003610	20759	FENCE-PERIMETER 90'X 176'	Wattsville
00003620	10904	BUS (3259)	Wattsville
00003620	10906	BUS (J39)	Wattsville
00003620	10908	BUS (9993)	Wattsville
00003620	10910	BUS (9499)	Wattsville
00003620	10912	BUS (9497)	Wattsville
00003620	10914	BUS	Wattsville
00003620	10916	CABLE (9993)	Wattsville
00003620	10918	CABLE (9499)	Wattsville
00003620	10920	CABLE (9497)	Wattsville
00003620	10922	CABLE (9810)	Wattsville
00003620	10924	CAPACITOR,SHUNT (9499)	Wattsville
00003620	10926	CAPACITOR, SHUNT (33200)	Wattsville
00003620	10928	CABLE TROUGH (9993)	Wattsville
00003620	10929	CONDUIT (9993)	Wattsville
00003620	10931	FOUNDATION (9993)	Wattsville
00003620	10933	FOUNDATION (9283)	Wattsville
00003620	10935	FOUNDATION (9499)	Wattsville
00003620	10937	FOUNDATION (9497)	Wattsville
00003620	10939	FOUNDATION (9973)	Wattsville
00003620	10941	FIRE PROTECTION EQUIP (9193)	Wattsville
00003620	10943	FURNITURE & OFFICE EQUIP (9499)	Wattsville
00003620	10945	FURNITURE & OFFICE EQUIP (J563)	Wattsville
00003620	10947	FUSE EQUIP, SET OF HIGH - 15KV (9993)	Wattsville
00003620	10949	FUSE EQUIP,SET OF HIGH 14.4KV (9499)	Wattsville
00003620	10951	FUSE EQUIP, SET OF HIGH 14.4KV (9973 & 9810)	Wattsville
00003620	10953	INSTRUMENT (9497)	Wattsville
00003620	10954	CURRENT TRANS 8.7KV, N/A #C48.21,SER#F315580,GE	Wattsville
00003620	10956	CURRENT TRANS N/A 400/5A #C9227 #333039,ASTRA	Wattsville
00003620	10958	CURRENT TRANS N/A 400/5A, C9732, SER#333046 ASTRA	Wattsville
00003620	10960	CURRENT TRANSFORMER,10/5KV,N/A,SER#68C11315,NEOT	Wattsville
00003620	10962	POTENTIAL TRANSFORMER,7.2KV,N/A,SER#4932607,WEST	Wattsville
00003620	10964	POTENTIAL TRANSFORMER,7.2KV,N/A,SER#4932608,WEST	Wattsville
00003620	10966	POTENTIAL TRANSFORMER,7.2KV,N/A,SER#4932606,WEST	Wattsville
00003620	10968	INSULATORS (9993)	Wattsville
00003620	10970	INSULATORS (9499)	Wattsville
00003620	10972	INSULATORS (9497)	Wattsville
00003620	10974	INSULATORS (9973)	Wattsville
00003620	10976	SURGE ARRESTER ,9KV (9493)	Wattsville
00003620	10978	SURGE ARRESTERS , 20KV (9993)	Wattsville
00003620	10980	SURGE ARRESTERS, 9KV (9678)	Wattsville
00003620	10982	OIL CKT BKR 14.4KV, 1200A,#560 SER#16426, PENNA	Wattsville
00003620	10984	OIL CKT BKR 14.4KV, 600A #570, SER#139Y8655,WEST	Wattsville
00003620	10986	OIL CKT BKR 25.8KV 1200A#500,SER#0442A4402-201 GE	Wattsville
00003620	10988	OIL CKT BKR 23KV, 1200A #510,SER #380451, AC	Wattsville
00003620	10990	OIL CKT BKR 23KV, 1200A, #520,SER#380453, AC	Wattsville
00003620	10992	PANELS (9133 &J35)	Wattsville
00003620	10994	PANELS (9499)	Wattsville
00003620	10996	PANELS (9497)	Wattsville
00003620	10998	PANELS (9810)	Wattsville
00003620	11000	PANELS (9236)	Wattsville
00003620	11002	STATION GROUNDING SYSTEM (9493)	Wattsville
00003620	11004	STATION GROUNDING SYSTEM (9993)	Wattsville
00003620	11006	STATION GROUNDING SYSTEM (9499)	Wattsville
00003620	11008	STATION GROUNDING SYSTEM (9497)	Wattsville

00003620	11009	STATION GROUNDING SYSTEM (9973)	Wattsville
00003620	11011	STRUCTURES (9993)	Wattsville
00003620	11013	STRUCTURES (9499)	Wattsville
00003620	11015	STRUCTURES (9497)	Wattsville
00003620	11017	STRUCTURES (9810)	Wattsville
00003620	11019	SWITCHES,DISCONNECT (INDIVIDUAL) 15KV,600A, N/A	Wattsville
00003620	11021	SWITCHES,DISCONNECT (INDIVIDUAL),15KV,600A,N/A	Wattsville
00003620	11023	SWITCHES DISCONNECT,INDIVIDUAL 3KV,600A,N/A	Wattsville
00003620	11025	SWITCHES DISCONNECT (INDIVIDUAL),15KV,1200A, N/A	Wattsville
00003620	11027	SWITCHES DISCONNECT (INDIVIDUAL),25KV, 600A, N/A	Wattsville
00003620	11031	POWER TRANSFORMER,7500/9375KV,N/A,SER#F960280,GE	Wattsville
00003620	11033	POTENTIAL TRANSFORMER,5KVA,N/A, WEST (9993)	Wattsville
00003620	11035	POTENTIAL TRANSFORMER,5KVA, N/A, WEST (9993)	Wattsville
00003620	11037	POTENTIAL TRANSFORMER, 5KVA, N/A,SER #5603726, WH	Wattsville
00003620	11039	POWER TRANSFORMER,9375/10500KV,N/A,SER#670192,MOL	Wattsville
00003620	11041	POTENTIAL TRANSFORMER, 10KV,N/A,SER #73TN515007 MC	Wattsville
00003620	11042	POTENTIAL TRANSFORMER,10KV,N/A,SER#73TN515014, MCGR	Wattsville
00003620	11044	POTENTIAL TRANSFORMER,10KV,N/A,SER#73TN515006, MCGR	Wattsville
00003620	11046	POTENTIAL TRANSFORMER,10KV,N/A,SER#73TN515001, MCGR	Wattsville
00003620	11048	POTENTIAL TRANSFORMER,50KV,N/A,SER#B-4337921,LM	Wattsville
00003620	11050	POTENTIAL TRANSFORMER,10KV,N/A,SER#73TN515011, MCGR	Wattsville
00003620	15147	CABLE (9067)	Wattsville
00003620	15148	INSTRUMENT (9067)	Wattsville
00003620	15149	PANELS (9230)	Wattsville
00003620	18305	CABLE (J563)	Wattsville
00003620	18306	PANELS (J563)	Wattsville
00003620	22952	CABLE	Wattsville
00003620	22954	SURGE ARRESTER(LIGHTNING) 10KV	Wattsville
00003620	22956	CONDUCTOR	Wattsville
00003620	22960	FOUNDATION	Wattsville
00003620	28100	CABLE	Wattsville
00003620	28101	CIRCUIT BREAKER, 1200A, 15KV	Wattsville
00003620	28102	CIRCUIT BREAKER, 1200A, 15KV	Wattsville
00003620	28103	PROTECTIVE RELAY	Wattsville
00003620	29159	Regulator	Wattsville
00003620	29160	Regulator	Wattsville
00003620	30476	Relay; Equipment	Wattsville

SCHEDULE 2.1(d)

<u>Vehicles</u>

Vehicle #	Year	Make	Model	Description	Parking Location	Class Description	Comment
35267	1987	HYST	H80XL	FORKLIFT - 8000# CAP	EXMORE	FORKLIFTS 6000 - 8000 LBS	Purchase if inspections and PM OK
65043	1990	KRUG	09D196K12DE	TRL - EQUIPMENT - 18000# CAP	EXMORE	TRAILERS	
65051	1991	SAUB	1555-DM	TRL - THREE-IN-ONE - 6200# CAP	EXMORE	TRAILERS	
65052	1991	SAUB	1555-DM	TRL - THREE-IN-ONE - 6200# CAP	EXMORE	TRAILERS	
35999	2001	FORD	F550	F-550 SERVICE BODY W/CRANE	SALISBURY	MD TRK W/ELEC CRANE (GEN)	Purchase if Capacity OK

SCHEDULE 2.1(e)

Towers and Supporting Structures

1.   Oak Hall Tower

2.   Onancock Tower

3.   Exmore Tower

4.   Bayview Tower

Note: Seller must retain a right of continued use of the space on these towers for PHI Microwave, Land Mobile Radio Communications, MAS Radio equipment and Controller and some unlicensed radio equipment located between Onancock & Tasley, for a rental fee of $1/year. Buyer agrees to provide meters for such use and Seller will pay customary fees for the energy provided by Buyer.

SCHEDULE 2.1(f)

Information Technology and Telecommunications Assets

None

SCHEDULE 2.1(g)

Seller's Agreements

1. Joint Use Infrastructure License Agreements

Agreement for the Joint Use of Poles between Delmarva Power & Light Company and The Chesapeake and Potomac Telephone Company of Virginia, dated February 1, 1983.

License Agreement for CATV Pole Attachments to Delmarva Poles by and between Delmarva Power & Light Company and Bayshore CATV, Inc., dated October 17, 1982, as amended.

Assignment Agreement between Benchmark/Bayshore Cable Fund Limited Partnership and Falcon Cable Media, dated November 1, 1988, assigning the License Agreement for CATV Pole Attachments to Delmarva Poles by and between Delmarva Power & Light Company and Bayshore CATV, Inc.

Amendment No. 1 to Agreement for CATV Pole Attachments to Delmarva Poles by and between Delmarva Power & Light Company and Bayshore CATV, Inc., dated August 5, 1985.

License Agreement for CATV Pole Attachments to Delmarva Poles by and between Delmarva Power & Light Company and 1st Commonwealth Communications, Inc., dated October 10, 1983.

Amendment No. 1 to Agreement for CATV Pole Attachments between Delmarva Power & Light Company and 1st Commonwealth Communications, dated September 3, 1985.

Assignment Agreement between First Commonwealth Communications, Inc. and Falcon Cable Media, dated December 15, 1989, assigning the License Agreement for CATV Pole Attachments to Delmarva Poles by and between Delmarva Power & Light Company and 1st Commonwealth Communications, Inc.

License Agreement for CATV Pole Attachments to Delmarva Poles by and between Delmarva Power & Light Company and Coastal Cable TV, dated May 2, 1983.

Amendment No. 1 to Agreement for CATV Pole Attachments between Delmarva Power & Light Company and Benchmark Cable Fund Limited Partnership, dated August 12, 1985.

Assignment Agreement between Columbia Associates, L.P. and Falcon Cable Media, dated December 20, 1988, assigning license agreements dated May 2, 1983 and June 21, 1984 with Delmarva Power & Light Company.

2. Service Agreements[2]

Vendor Name	Service Provided	Term of Agreement
BRUCE GRIFFIN SR	CUSTODIAL SERVICES	4/30/2008
D PAGE KELLAM JR	LANDSCAPING	12/31/2006
Lucas Underground Utilities	Electric utility UG trenching and boring & cable installation	12/31/2007
Utiliquest *	Electric UG cable locating	12/31/2007

*Indicates that the contract serves the entire DPL area and may not be assignable. Seller will use commercially reasonable efforts to assign this agreement to the extent it can be separated.

3. Agreement between Delmarva Power & Light and the Town of Chincoteague, dated October 29, 1991, as amended by letter dated February 6, 2006.[2]

4. Special Agreement for Turn of Century Street Lights between Delmarva Power & Light and the Town of Chincoteague, dated March 23, 2006.[3]

5. Off-Peak Service Agreement between Delmarva Power & Light Company and Zieger and Sons, dated November 1, 1994.[4]

6. See Distribution Easement Agreements provided by microfiche (current through 2002) (consent or approval may be required to transfer). See previously provided exmo.dist file for listing of Seller's easements through 1990.

7. See attached list of Distribution Easement Agreements (consent or approval may be required to transfer).

8. See attached list of Distribution Virginia Railroad Crossings (consent or approval may be required to transfer).

[1] ODEC and A&N to determine who will receive these agreements in the sale.

[2] ODEC and A&N to determine who will receive this agreement in the sale.

[3] ODEC and A&N to determine who will receive this agreement in the sale.

[4] ODEC and A&N to determine who will receive this agreement in the sale.

9.   See Department of Highway and Transportation Permits provided by microfiche (consent or approval may be required to transfer).

10.   See Schedule 1.1(104), to the extent transferable.

SCHEDULE 2.2(a)

Retained Assets

1. Transmission Circuits:

   - Circuit # 13763 (New Church, Oak Hall)
   - Circuit # 13764 (New Church, Piney Grove)
   - Circuit # 13765 (New Church, Oak Hall)
   - Circuit # 13787 (Oak Hall, Pocomoke)
   - Circuit # 6712 (Wattsville, Stockton)
   - Circuit # 6717 (Oak Hall, Wattsville)

2. See attached "Exhibit 1-A, Assets Retained by DPL"

3. See attached "Exhibit 1-B, Assets Not Purchased by A&N"

4. 69kV capacitor bank at Oak Hall

5. 2 step 69kV capacitor bank at Wattsville

6. 2 - 138/69kV autotransformers at Oak Hall

7. All 69kV potential transformers and potential devices at Wattsville and Oak Hall

8. All 138kV potential transformers and potential devices at Oak Hall

9. Mobile Transformer

10. All Microwave Equipment

11. All Licensed Microwave Frequencies

12. MAS Radio System (MAS Controller at Oak Hall)

13. MAS hardware (communications/computer equipment) at Chincoteague & Wallops Island

14. All MAS Licenses

15. All Land Mobile Radio Frequencies

16. All Land Mobile Radio Equipment at Oak Hall, Onancock, Exmore and Bayview

17. Fiber assets between New Church & Oak Hall and MW from Piney Grove to Oak Hall, and associated terminal equipment

18. Unlicensed Radio Equipment located at Onancock & Tasley supporting Conectiv Energy.

19.	Service Agreement with Atlantic Coast Alarm, Inc. for monitoring of security systems.

20.	Service Agreement with Atlantic Coast Alarm, Inc. for repair of security systems.

21.	Service Agreement with JC Ehrlich Co. Inc. for pest control.

22.	Service Agreement with Trugreen Chemlawn for landscaping.

23.	Service Agreement with Waste Management of Delmarva for trash removal services.

24.	Wattsville 69kV Substation consisting of: 6 breaker ring bus with associated breaker disconnect switches

- 69 kV steel structures and wood poles
- 69 kV line, transformer and capacitor disconnect switches
- 69 kV rigid and aerial bus, insulators, supports, lightning arresters, potential devices
- 69 kV capacitor banks and 2 circuit switchers with associated bus, structures
- Fence, yard lighting, control house, grounding system, foundation, metering
- 69 kV relaying and controls and associated equipment
- 69 kV metering
- RTU and EMS equipment and associated equipment
- AC and DC station service systems
- 69 kV transmission line 6712 to Stockton Substation
- 69 kV transmission line 6717 to Oak Hall Substation

25.	Oak Hall 138kV Substation consisting of:

- 6 breaker ring bus with associated breaker disconnect switches
- 2 -138/69kV autotransformers
- 138kV steel structures and wood poles
- 138kV line and transformer disconnect switches
- 138kV lines, intermediate poles and terminations
- 138 kV rigid and aerial bus, insulators, supports, lightning arresters, potential devices
- Fence, yard lighting, control house, grounding system, foundation, metering
- 138kV relaying and controls and associated equipment
- RTU and EMS equipment and associated equipment
- AC and DC station service systems
- 138kV transmission line 13763 to New Church Substation
- 138kV transmission line 13787 to Pocomoke Substation
- 138kV transmission line 13765 to New Church Substation
- 69 kV transformer switches 7655 and 7624, distribution AC and DC station service and grounding, and distribution station fencing

26.	Oak Hall 69kV Substation consisting of:

- 6 breaker ring bus with associated breaker disconnect switches
- 69 kV steel structures and wood poles
- 69 kV line and transformer disconnect switches

- 69 kV rigid and aerial bus, insulators, supports, lightning arresters, potential devices
- 69 kV capacitor bank, circuit breaker and associated bus and structures
- Fence, yard lighting, control house, grounding system, foundation, metering
- 69 kV relaying and controls and associated equipment
- RTU and EMS equipment and associated equipment
- AC and DC station service systems
- 69 kV transmission line 6717 to Wattsville 69kV Substation

27. New Church 138 kV Substation (retained in it entirety)

28. RTU at Tasley and Bayview

29. Right of continued use of the space on communication towers in Virginia for PHI Microwave Land Mobile Radio Communications, MAS Radio equipment and Controller and some unlicensed radio equipment located between Onancock and Tasley.

30. <u>Retained Wattsville Substation Transmission Assets</u>

Account	Asset	Asset description	Location
00003530	10736	BUS - (9810)	Wattsville
00003530	10738	FOUNDATION - (3259)	Wattsville
00003530	10740	FOUNDATION - (J30)	Wattsville
00003530	10742	FOUNDATION - (9993)	Wattsville
00003530	10744	FOUNDATION - (9810)	Wattsville
00003530	10746	FOUNDATION - (332101)	Wattsville
00003530	10748	FUSE EQUIPMENT, SET OF HIGH VOLTAGE 7.5KV (3249)	Wattsville
00003530	10750	INSTRUMENT - (9754)	Wattsville
00003530	10752	INSTRUMENT - (9993)	Wattsville
00003530	10766	INSULATORS - (J30)	Wattsville
00003530	10768	INSULATORS - (9993)	Wattsville
00003530	10770	INSULATORS - (9993)	Wattsville
00003530	10772	CABLE - (3259)	Wattsville
00003530	10774	CABLE	Wattsville
00003530	10776	CABLE - (9754)	Wattsville
00003530	10778	CABLE	Wattsville
00003530	10780	CONDUIT (3259)	Wattsville
00003530	10782	CONDUIT (J30)	Wattsville
00003530	10784	CONDUIT (9002)	Wattsville
00003530	10786	CONTROL INSTALLATION (9993)	Wattsville
00003530	10788	OIL CIRCUIT BREAKER 69KV,#7650,SER #0139A940201 GE	Wattsville
00003530	10790	OIL CIRCUIT BREAKER 69KV,#7630,SER#0139A4940202 GE	Wattsville
00003530	10792	OIL CIRCUIT BREAKER 69KV,#7620,SER#0139A4940203 WH	Wattsville
00003530	10796	PANEL (9754)	Wattsville
00003530	10797	PANEL - (9993)	Wattsville
00003530	10799	PANEL (9810)	Wattsville
00003530	10803	STATION GROUNDING SYSTEM (3259)	Wattsville
00003530	10805	STATION GROUNDING SYSTEM (J30)	Wattsville

00003530	10807	STRUCTURE (3259)	Wattsville
00003530	10809	STRUCTURE (J30)	Wattsville
00003530	10811	STRUCTURE (9993)	Wattsville
00003530	10813	STRUCTURE (9810)	Wattsville
00003530	10815	SWITCH,AIRBREAK,69KV,600A, N/A (J30)	Wattsville
00003530	10817	SWITCH,AIR BREAK,69KV,1200A, N/A (9993)	Wattsville
00003530	10819	SWITCH,DISCONNECT (INDIVIDUAL),69KV,600A,SOUTH STS	Wattsville
00003530	10821	POWER TRANSFORMER ,10KVA,N/A,SER #804693, MOL	Wattsville
00003530	10823	SURGE ARRESTER (LIGHTNING) 69KV (3259)	Wattsville
00003530	17210	ENGERGY CONTROL SYSTEM DEVICES J563	Wattsville
00003530	17211	FOUNDATION - (J30)	Wattsville
00003530	17212	CABLE (332101)	Wattsville
00003530	17213	CONTROL INSTALLATION (J563)	Wattsville
00003530	17214	SURGE ARRESTERS (LIGHTNING) 69KV (332101)	Wattsville
00003530	17215	GAS CIRCUIT BREAKER,72.5KV,#7660,SER#167Y1752,WEST	Wattsville
00003530	17216	GAS CIRCUIT BREAKER,72.5KV,#7610,SER#267Y1752,WEST	Wattsville
00003530	17217	PANEL (J563)	Wattsville
00003530	17218	STRUCTURE (J563)	Wattsville
00003530	19870	CABLE	Wattsville
00003530	19873	SURGE ARRESTER(LIGHTNING) 69KV	Wattsville
00003530	19875	PANELS	Wattsville
00003530	19877	PROTECTIVE RELAYS	Wattsville
00003530	35663	CAPACITOR; Bank 69kV 10.8MVAR	Wattsville
00003530	35664	SWITCHER; Circuit 69kV 1200Amps Pre Insert Z	Wattsville
00003530	35665	TRANSFORMER; Voltage 69kV 40250;115/67	Wattsville
00003530	35666	ARRESTER; Surge 69kV 40kV MCOV	Wattsville
00003530	35667	STRUCTURES; Steel	Wattsville
00003530	35668	PANEL; Relay	Wattsville
00003530	35669	CABLE; Control	Wattsville
00003530	35670	ENCLOSURE; Control Prefabricated	Wattsville
00003530	35671	BUS;	Wattsville
00003530	35672	FOUNDATIONS;	Wattsville
00003530	35673	PCB; SPS2-72.5-40-2000 SF6	Wattsville
00003530	35674	SYSTEM; Grounding	Wattsville
00003530	35675	TRANSFORMER; Voltage 34kV 20125:115	Wattsville
00003530	35676	CONDUIT;	Wattsville
00003530	35677	SWITCH; Gang Operated 69kV 1200A	Wattsville
00003530	35940	BUS; Conductor, Connectors, etc	Wattsville
00003530	36147	PANEL; Relay	Wattsville
00003530	36148	CCVT; 69kV/11567v 350kV BIL Trench	Wattsville
00003530	36149	CCVT; 69kV/11567v 350kV BIL Trench	Wattsville
00003530	37484	BUS; Primary	Wattsville
00003530	37485	TROUGH; Conduit and Cable	Wattsville
00003530	37498	CABLE; Control	Wattsville
00003530	37499	PANEL; Relay SEL351S "CA1"	Wattsville
00003530	37500	SWITCHER; Circuit 69kV 1200A Pre-Z Mark V	Wattsville
00003530	37501	GROUNDING;	Wattsville
00003530	37502	STRUCTURE; Steel 3Phase Bus Support	Wattsville
00003530	37503	ARRESTER; Surge 69kV Metal Oxide Polymer	Wattsville
00003530	37504	FOUNDATION; Cap Bank	Wattsville
00003620	11029	SWITCHES,AIR BREAK, 69KV,600A,DELTA STAR (9993)	Wattsville

00003620	22958	DISCONNECT SWITCH, 72.5KV, 1200A	Wattsville
00003520	4528	HEATING SYSTEM - (J30)	Wattsville
00003520	4541	OTHER BUILDING - 20' X 30' (9993)	Wattsville
00003520	4543	YARD LIGHTING SYSTEM - (9806)	Wattsville
00003971	37427	MASTER; MDS9790 Backup	Wattsville
00003971	37428	REMOTE; MDS9710 Backup	Wattsville

31.   Retained Oak Hall Substation Transmission Assets

00003530	10533	BUS (9746)	Oak Hall
00003530	10535	BUS (9955)	Oak Hall
00003530	10537	CABLE (9746)	Oak Hall
00003530	10539	CABLE (9955)	Oak Hall
00003530	10541	CABLE (9098)	Oak Hall
00003530	10543	CABLE (9098)	Oak Hall
00003530	10545	CAPACITOR,SHUNT (9098)	Oak Hall
00003530	10549	OIL CIR BKR,69KV,1200A,#7240,SER #137671,AC	Oak Hall
00003530	10551	OIL CIR BKR,69KV,1200A,#7260,SER#0139A9080205,GE	Oak Hall
00003530	10553	OIL CIR BKR,138KV,1200A,#181,SER#0139A6467205,GE	Oak Hall
00003530	10555	CONDUIT (C851)	Oak Hall
00003530	10557	CABLE TROUGH (9955)	Oak Hall
00003530	10559	CABLE TROUGH (9098)	Oak Hall
00003530	10561	CONTROL INSTALLATION (9955)	Oak Hall
00003530	10563	FOUNDATION (9514)	Oak Hall
00003530	10565	FOUNDATION (9746)	Oak Hall
00003530	10567	FOUNDATION (9955)	Oak Hall
00003530	10569	FOUNDATION (9098)	Oak Hall
00003530	10571	INSULATOR (9514)	Oak Hall
00003530	10574	INSULATORS (9746)	Oak Hall
00003530	10576	INSULATORS (9955)	Oak Hall
00003530	10578	INSULATORS (9098)	Oak Hall
00003530	10580	PANEL (9746)	Oak Hall
00003530	10582	PANEL (9955)	Oak Hall
00003530	10584	PANEL (9098)	Oak Hall
00003530	10586	PANEL (9744)	Oak Hall
00003530	10588	POTENTIAL TRANSF,69KV,N/A,SER #6169, AC (9746)	Oak Hall
00003530	10592	POTENTIAL TRANSF,69KV,N/A,SER#6197,AC (9746)	Oak Hall
00003530	10598	STATION GROUNDING SYSTEM (9514)	Oak Hall
00003530	10600	STATION GROUNDING SYSTEM (9768)	Oak Hall
00003530	10602	STATION GROUNDING SYSTEM (9746)	Oak Hall
00003530	10604	STATION GROUNDING SYSTEM (9955)	Oak Hall
00003530	10606	STATION GROUNDING SYSTEM (9098)	Oak Hall
00003530	10608	SURGE ARRESTERS,(LIGHTNING) 69KV	Oak Hall
00003530	10610	SURGE ARRESTERS (LIGHTNING) 60KV	Oak Hall
00003530	10612	SURGE ARRESTERS (LIGHTNING) 69KV	Oak Hall
00003530	10614	SURGE ARRESTERS (LIGHTNING)60KV	Oak Hall
00003530	10616	SURGE ARRESTERS (LIGHTNING) 20KV	Oak Hall
00003530	10618	SWITCHES,AIR BREAK,69KV,600A,N/A (9514)	Oak Hall
00003530	10620	STRUCTURE (3334)	Oak Hall
00003530	10622	STRUCTURE (9514)	Oak Hall

00003530	10624	STRUCTURE (J35)	Oak Hall
00003530	10626	STRUCTURE (9746)	Oak Hall
00003530	10628	STRUCTURE (9955)	Oak Hall
00003530	10630	STRUCTURE (9098)	Oak Hall
00003530	10632	SWITCHES, DISCONNECT,INDIVIDIUAL 69KV,600A,N/A	Oak Hall
00003530	10636	SWITCHES,DISCONNECT,INDIVIDUAL,69KV,600A,N/A	Oak Hall
00003530	10638	SWITCHES,DISCONNET,INDIVIDUAL,69KV,600A,N/A	Oak Hall
00003530	10640	SWITCHES ,DISCONNECT,INDIVIDUAL,161KV,1200A,N/A	Oak Hall
00003530	10642	SWITCHES,DISCONNECT,INDIVIDUAL,69KV,600A,N/A	Oak Hall
00003530	10647	REGULATOR, INDUCTION 69 KV	Oak Hall
00003530	13574	BUS (9241)	Oak Hall
00003530	13575	CABLE (9354)	Oak Hall
00003530	13576	OIL CIR BKR,69KV,1200A,#7270,SER#23Y6125,WEST	Oak Hall
00003530	13578	CABLE TROUGH (9515)	Oak Hall
00003530	13579	CONTROL INSTALLATION (9685)	Oak Hall
00003530	13580	FOUNDATION (9241)	Oak Hall
00003530	13581	FOUNDATION (9515)	Oak Hall
00003530	13582	INSULATORS (9241)	Oak Hall
00003530	13583	INSULATORS (9515)	Oak Hall
00003530	13584	PANEL (9354)	Oak Hall
00003530	13585	PANEL (J563)	Oak Hall
00003530	13590	STATION GROUNDING SYSTEM (9241)	Oak Hall
00003530	13591	STATION GROUNDING SYSTEM (9515)	Oak Hall
00003530	13592	SURGE ARRESTER (LIGHTNING) 69KV (9241)	Oak Hall
00003530	13593	SWITCHES,AIR BREAK,138KV,1200A,N/A, (9515)	Oak Hall
00003530	13594	STRUCTURE (9241)	Oak Hall
00003530	13595	STRUCTURE (9515)	Oak Hall
00003530	13596	SWITCHES,DISCONNECT,INDIVIDUAL,69KV,1200A,N/A	Oak Hall
00003530	13597	SWITCHES,DISCONNECT,INDIVIDUAL,138KV,1200A,RUMSEY	Oak Hall
00003530	17183	ANNUNCIATOR (9685)	Oak Hall
00003530	17184	BUS (312801)	Oak Hall
00003530	17185	CABLE (312801)	Oak Hall
00003530	17187	CABLE TROUGH (312801)	Oak Hall
00003530	17188	CONTROL INSTALLATION (9685)	Oak Hall
00003530	17189	CONTROL INSTALLATION (312801)	Oak Hall
00003530	17190	FOUNDATION (312801)	Oak Hall
00003530	17191	INSULATORS (312801)	Oak Hall
00003530	17192	PANEL (9685)	Oak Hall
00003530	17193	PANEL (312801)	Oak Hall
00003530	17197	POTENTIAL TRANSF,138KV,N/A,SER#1503254 GE	Oak Hall
00003530	17198	POTENTIAL TRANSF,138KV,N/A,SER#1503255 GE	Oak Hall
00003530	17199	POTENTIAL TRANSF,138KV,N/A,SER#1503256 GE	Oak Hall
00003530	17200	STATION GROUNDING SYSTEM (312801)	Oak Hall
00003530	17201	SURGE ARRESTERS (LIGHTNING) 138KV (312801)	Oak Hall
00003530	17202	STRUCTURE (312801)	Oak Hall
00003530	17203	STRUCTURE (332003)	Oak Hall
00003530	17204	POWER TRANSF,138KV,N/A/,N/A,SER #C0654351 ME	Oak Hall
00003530	17205	SWITCHES,DISCONNECT,INDIVIDUAL,69KV,1200A,RUMSEY	Oak Hall
00003530	17206	SWITCHES,DISCONNECT,INDIVIDUAL,69KV,600A,N/A	Oak Hall
00003530	17207	BATTERY CHARGER,N/A,N/A,N/A (312801)	Oak Hall

00003530	17208	BATTERY,STORAGE,105A,125V,105A/H (312801)	Oak Hall
00003530	19857	RELAY	Oak Hall
00003530	27569	BREAKER,POWER,CIRCUIT,72.5KV,1200A	Oak Hall
00003530	27570	BREAKER,POWER,CIRCUIT,72.5KV,1200A	Oak Hall
00003530	27571	CABLE	Oak Hall
00003530	27572	PROTECTIVE RELAY	Oak Hall
00003530	27573	FOUNDATION	Oak Hall
00003530	27574	PANELS	Oak Hall
00003530	27575	PROTECTIVE RELAY	Oak Hall
00003530	35464	SWITCH; Disconnect 69kV 1200A 61kA	Oak Hall
00003530	35465	WIRE; 954 ACSR Aluminum	Oak Hall
00003530	35466	PRIMARY; Miscellaneous Connectors	Oak Hall
00003530	35467	INSULATORS; 69kV Suspension Polymer	Oak Hall
00003530	35468	SECONDARY; Miscellaneous Material	Oak Hall
00003530	35469	PANEL; Relay Line 13765 BU	Oak Hall
00003530	35470	PANEL; Relay Line 13765 FL	Oak Hall
00003530	35471	PANEL; Relay PCB 180 SB	Oak Hall
00003530	35472	BREAKER; Power Circuit 145kV 2000A 40kA	Oak Hall
00003530	35473	BREAKER; Power Circuit 145kV 2000A 40kA	Oak Hall
00003530	35474	BREAKER; Power Circuit 145kV 2000A 40kA	Oak Hall
00003530	35475	BREAKER; Power Circuit 145kV 2000A 40kA	Oak Hall
00003530	35476	BREAKER; Power Circuit 145kV 2000A 40kA	Oak Hall
00003530	35477	BREAKER; Power Circuit 72.5kV 2000A 40kA	Oak Hall
00003530	35478	TRANSFORMER; Auto 144/72kV 60/80/100MVA AT2	Oak Hall
00003530	35479	SWITCH; Disconnect 69kV 1200A 61kA	Oak Hall
00003530	35480	SWITCH; Disconnect 69kV 1200A 61kA	Oak Hall
00003530	35481	SWITCH; Disconnect 138kV 1200A 61kA	Oak Hall
00003530	35482	SWITCH; Disconnect 138kV 2000A 61kA	Oak Hall
00003530	35483	TRANSFORMER; Coupling Capacitor Voltage 80.5kV	Oak Hall
00003530	35484	TRANSFORMER; Coupling Capacitor Voltage 40kV	Oak Hall
00003530	35485	ARRESTER; Lightning 108kV 88kV MCOV PVN	Oak Hall
00003530	35486	ARRESTER; Lightning 60kV 48kV MCOV PVN	Oak Hall
00003530	35487	BUS;	Oak Hall
00003530	35488	INSULATORS; 138kV Suspension Polymer	Oak Hall
00003530	35489	INSULATORS; 138kV Station Post Porcelain	Oak Hall
00003530	35490	INSULATORS; 69kV Suspension Polymer	Oak Hall
00003530	35491	INSULATORS; 69kV Station Post Porcelain	Oak Hall
00003530	35492	PRIMARY; Miscellaneous Connectors	Oak Hall
00003530	35493	SECONDARY; Miscellaneous Material	Oak Hall
00003530	35494	CABLE; Control 3C#6	Oak Hall
00003530	35495	CABLE; Control 3C#10	Oak Hall
00003530	35496	CABLE; Control 5C#10	Oak Hall
00003530	35497	CABLE; Control 12C#12	Oak Hall
00003530	35498	FOUNDATIONS;	Oak Hall
00003530	35499	SYSTEM; Station Grounding	Oak Hall
00003530	35500	CONDUIT; Miscellaneous	Oak Hall
00003530	35501	STRUCTURES; Steel	Oak Hall
00003530	35502	PANEL; Relay Auxiliary Alarm	Oak Hall
00003530	35503	PANEL; Relay Auto-Sync Check	Oak Hall
00003530	35504	PANEL; Relay AT2 FL	Oak Hall
00003530	35505	PANEL; Relay AT2 BU	Oak Hall

00003530	35506	PANEL; Relay Line 13763 FL	Oak Hall
00003530	35507	PANEL; Relay Line 13763 BU	Oak Hall
00003530	35508	PANEL; Relay Line 13787 FL	Oak Hall
00003530	35509	PANEL; Relay Line 13787 BU	Oak Hall
00003530	35510	PANEL; Relay Line 13787 SBTT	Oak Hall
00003530	35511	PANEL; Relay Line 6790 BU	Oak Hall
00003530	35512	PANEL; Relay Line 6717 BU	Oak Hall
00003530	35513	PANEL; Relay Line 6778 BU	Oak Hall
00003530	35514	PANEL; Relay PCB 183 SB	Oak Hall
00003530	35515	PANEL; Control PCB 184	Oak Hall
00003530	35516	PANEL; Relay PCB 184 SB	Oak Hall
00003530	35517	PANEL; Control PCB 185	Oak Hall
00003530	35518	PANEL; Relay PCB 185 SB	Oak Hall
00003530	35519	PANEL; Control PCB 186	Oak Hall
00003530	35520	PANEL; Relay PCB 186 SB	Oak Hall
00003530	35521	PANEL; Control PCB 183	Oak Hall
00003530	35522	PANEL; Relay PCB 80 SB	Oak Hall
00003530	35523	PANEL; Relay PCB 7270 SB	Oak Hall
00003530	35524	PANEL; Relay PCB 7260 SB	Oak Hall
00003530	35525	PANEL; Relay PCB 7220 SB	Oak Hall
00003530	35526	PANEL; Control PCB 7290	Oak Hall
00003530	35527	PANEL; Relay PCB 7290 SB	Oak Hall
00003530	35528	PANEL; Relay PCB 7210 SB	Oak Hall
00003530	35529	BATTERY SYSTEM; 330AH 125VDC 60 Cell Lead Calcium	Oak Hall
00003530	35530	BATTERY CHARGER; 25A 125VDC Output 120/208/240VAC	Oak Hall
00003530	35531	RTU; Nells Automation Sage 2100	Oak Hall
00003530	36119	BREAKER; Gas Circuit SPS2-72.5 69kV 2000A	Oak Hall
00003520	4485	FENCE PERIMETER 6' GALV (ADJ 239)	Oak Hall
00003520	4487	FENCE-PERIMETER 1259 FT (ADJ239)	Oak Hall
00003520	4490	FIRE PROTECTION SYSTEM (ADJ 239)	Oak Hall
00003520	4492	LANDSCAPING (INITIAL) (ADJ 239)	Oak Hall
00003520	4494	LAND IMPROVEMENT-GRADING & FILL (ADJ 239)	Oak Hall
00003520	4496	YARD LIGHTING SYSTEM (ADJ 239)	Oak Hall
00003520	4498	YARD LIGHTING SYSTEM (ADJ 239)	Oak Hall
00003520	4500	OTHER BUILDING N/A (9955)	Oak Hall
00003520	4503	LAND IMPROVEMENT-GRADING & FILL (ADJ 257)	Oak Hall
00003520	4505	ROADS & DRIVES N/A (ADJ 257)	Oak Hall
00003520	12257	FENCE-PERIMETER N/A (ADJ 239)	Oak Hall
00003520	16826	ROADS & DRIVES N/A (ADJ 239)	Oak Hall
00003520	16827	OTHER BUILDING 25 X 20 (ADJ 257)	Oak Hall
00003520	16828	YARD LIGHTING SYSTEM (ADJ 257)	Oak Hall
00003520	16829	HEATING SYSTEM (ADJ 257)	Oak Hall
00003971	39190	AMPLIFIER; Crescend 150W 800MHz	Oak Hall
00003971	39191	AMPLIFIER; Crescend 150W 800MHz	Oak Hall
00003971	39192	AMPLIFIER; Crescend 150W 800MHz	Oak Hall
00003971	39193	AMPLIFIER; Crescend 150W 800MHz	Oak Hall
00003971	39194	AMPLIFIER; Crescend 150W 800MHz	Oak Hall
00003972	35552	RADIO EQUIPMENT	030
00003972	19873E1RADIO	RADIO EQUIPMENT	030
00003972	19893E1RADIO	RADIO EQUIPMENT	030
00003972	19903E1RADIO	RADIO EQUIPMENT	030

00003972	19913E1RADIO	RADIO EQUIPMENT	030
00003972	19943E1RADIO	RADIO EQUIPMENT	030
00003972	19953E1RADIO	RADIO EQUIPMENT	030
00003972	19963E1RADIO	RADIO EQUIPMENT	030
00003971	34494	Radio Equipment - HT1000 Portables (800 MHZ sys)	030
00003971	34495	Radio Equipment - MC2000 Mobiles (800 MHZ sys)	030
00003971	34496	Radio Equipment -MTS 2000 Portables(800 MHZ sys)	030
00003971	34497	Radio Equipment -Astro Control Stations and	030
00003971	34498	Radio Equipment - Telecom infra upgrades, IDNX Exp	030

32. Retained Transmission Line Assets

Account	Asset	Asset description	Location	ASSETS
00003550	35095	POLE; 75 Ft Wood Class 1	13763	
00003550	35096	POLE; 80 Ft Wood Class 1	13763	
00003550	35097	POLE; 85 Ft Wood Class 1	13763	
00003550	35100	POLE; 50 Ft Wood Class 1	13763	
00003550	35087	POLE; 80 Ft Wood Class 1	13764	
00003550	35088	POLE; 85 Ft Wood Class 1	13764	
00003550	36931	POLE; 45ft Wood	6712	
00003550	36932	POLE; 60ft Wood	6712	
00003550	36933	POLE; 70ft Wood	6712	
00003550	35124	POLE; 70FT Wood Class H1	6717	
00003550	35125	POLE; 75FT Wood Class H1	6717	
00003550	35126	POLE; 80FT Wood Class H1	6717	
00003560	35098	WIRE; 7#8 AW 7STR Bare	13763	
00003560	35099	WIRE; 954-45/7 ACSR Bare	13763	
00003560	35127	WIRE; 954-45/7 ACSR Bare	6717	
00003560	35128	WIRE; 7#8 -7STR AW Bare	6717	
00003502	3836	LAND AND LAND RIGHTS - RIGHTS OF WAY	030	
00003502	3840	LAND AND LAND RIGHTS - RIGHTS OF WAY	030	
00003502	3849	LAND AND LAND RIGHTS - RIGHTS OF WAY	030	
00003502	3855	LAND AND LAND RIGHTS - RIGHTS OF WAY	030	
00003502	27182	LAND RIGHTS	030	Portion to be sold to ODEC
00003550	19483E000005	POLES AND FIXTURES	030	
00003550	19523E000005	POLES AND FIXTURES	030	
00003550	19533E000005	POLES AND FIXTURES	030	
00003550	19563E000005	POLES AND FIXTURES	030	
00003550	19583E000005	POLES AND FIXTURES	030	
00003550	19603E000005	POLES AND FIXTURES	030	
00003550	19613E000005	POLES AND FIXTURES	030	
00003550	19653E000005	POLES AND FIXTURES	030	
00003550	19673E000005	POLES AND FIXTURES	030	
00003550	19693E000005	POLES AND FIXTURES	030	
00003550	19703E000005	POLES AND FIXTURES	030	
00003550	19713E000005	POLES AND FIXTURES	030	
00003550	19763E000005	POLES AND FIXTURES	030	
00003550	19793E000005	POLES AND FIXTURES	030	

00003550	19823E000005	POLES AND FIXTURES	030	
00003550	19833E000005	POLES AND FIXTURES	030	Portion to be sold to ODEC
00003550	19843E000005	POLES AND FIXTURES	030	
00003550	19883E000005	POLES AND FIXTURES	030	Portion to be sold to ODEC
00003550	19903E000005	POLES AND FIXTURES	030	Portion to be sold to ODEC
00003550	19913E000005	POLES AND FIXTURES	030	Portion to be sold to ODEC
00003550	19923E000005	75 FT. POLE (VOC)	030	Portion to be sold to ODEC
00003550	19933E000005	POLES AND FIXTURES	030	
00003550	19953E000005	POLES AND FIXTURES	030	Portion to be sold to ODEC
00003560	19413E000008	OVERHEAD CONDUCTORS AND DEVICES	030	Portion to be sold to ODEC
00003560	19483E000008	OVERHEAD CONDUCTORS AND DEVICES	030	
00003560	19533E000008	OVERHEAD CONDUCTORS AND DEVICES	030	
00003560	19643E000008	OVERHEAD CONDUCTORS AND DEVICES	030	Portion to be sold to ODEC
00003560	19673E000008	OVERHEAD CONDUCTORS AND DEVICES	030	
00003560	19763E000008	OVERHEAD CONDUCTORS AND DEVICES	030	Portion to be sold to ODEC
00003560	19833E000008	OVERHEAD CONDUCTORS AND DEVICES	030	Portion to be sold to ODEC
00003560	19933E000008	OVERHEAD CONDUCTORS AND DEVICES	030	

SCHEDULE 2.2(t)

Excluded Real Property

PLAN	MAP	SITE NAME	DEED NO.
AC-001.01	Q31	TASLEY SUBSTATION	VO200
AC-001.02	Q31	TASLEY SUBSTATION	VO207
AC-001.03	Q31	TASLEY SUBSTATION	VO215
AC-007.01	P32		VO208
AC-007.02	P32		VO209
NH-006.01	S29	KENDALL GROVE SUBSTATION	VO105
NH-008.01	T29	BAYVIEW SUBSTATION	VO111

SCHEDULE 3.2(a)(i)

Net Book Value Calculation

SAMPLE SALES PRICE ADJUSTMENT:

Sales Price	$39,825,000
Plus: Additional asset investment since November 30, 2006	$ 2,000,000
Less: Net Book Value of Retirements, Disposals, and Abandoned Equipment since November 30, 2006	$ 375,000
Adjusted Sales Price	$41,450,000

SCHEDULE 4.3(a)

<u>Seller's Defaults and Violations</u>

None

SCHEDULE 4.3(b)

<u>Seller's Required Regulatory Approvals</u>

1.   Approval under the Virginia Utilities Transfers Act from the Virginia State Corporation Commission.

SCHEDULE 4.4

Insurance

All DPL properties in Virginia which are covered by insurance are covered under blanket policies which also cover properties of other PHI entities and properties located in other states.

Property: Coverage is provided on an all-risk basis for specified locations. There is no coverage for transmission and distribution lines. The limits are $400 million per occurrence and deductibles vary.

Liability: Coverage is provided on a claims made basis and includes pollution coverage. The limits are $150 per occurrence and retention is $2 million.

SCHEDULE 4.5(c)

Required Easements

Seller has wire crossings with Eastern Shore Railroad, Inc. but cannot locate permits for the following locations:

- MP # 45.05
- MP # 52.90
- MP # 55.70
- MP # 64.60
- MP # 67.80
- MP # 68.90
- MP # 70.12
- MP # 76.30
- MP # 77.70
- MP # 79.21
- MP # 84.50
- MP # 86.00

SCHEDULE 4.6

Seller's Environmental Matters

1. All matters identified on Phase I and Phase II reports prepared by NTH Consultants, Ltd.

2. Seller received a letter dated January 3, 2006 from the United States Environmental Protection Agency (the "EPA"). The letter requested that Seller respond to a "First Information Request," pursuant to Section 104 of CERCLA and Section 3007 of RCRA with respect to a Carolina Transformer Site in Fayetteville, Cumberland County, North Carolina. According to the letter, the EPA received information from parties operating the Site that Seller may have conducted business with, or sent materials to, the site. Seller provided a timely response to the EPA's request, dated February 22, 2006. On August 25, 2006, Seller received a letter from the EPA stating that Seller has been identified as a party that sent PCB-laden oil to the Carolina Transformer Superfund Site and may potentially be a responsible party under Section 107(a) of CERCLA.

3. Underground Storage Tanks

    The Exmore site includes two underground storage tanks, located outdoors to the west of the main building in the central portion of the Exmore Complex. One is a 10,000 gallon diesel double-walled fiberglass tank and the other is a 10,000 gallon diesel double-walled fiberglass tank.

4. PCB Contaminated Equipment

    - 7 PCB Capacitors at Wattsville Substation:
      o   B-399-CAP-10
      o   B-399-CAP-19
      o   B-399-CAP-20
      o   B-399-CAP-21
      o   B-399-CAP-22
      o   B-399-CAP-23
      o   B-399-CAP-24

    Additionally, to the Seller's Knowledge, the PCB status of substation electrical equipment is described in the equipment inventory contained in the SPCC Plan for each substation, which have been provided in due diligence.

5. See attached list of Oil Spills from 1997 to 2007 and Manifests from 1998-2007.

SCHEDULE 4.8

Real Property and Transferred Easements

1. See Schedule 1.1(104).

2. See Schedule 2.1(a).

3. See Distribution Army Corps of Engineer Permits Water Crossings provided by microfiche.

4. See Distribution Easement Agreements provided by microfiche (current through 2002) (consent or approval may be required to transfer). See previously provided exmo.dist file for listing of Seller's easements through 1990.

5. See list of Distribution Easement Agreements attached to Schedule 2.1(g) (consent or approval may be required to transfer).

6. See list of Distribution Virginia Railroad Crossings attached to Schedule 2.1(g) (consent or approval may be required to transfer).

7. See Department of Highway and Transportation Permits provided by microfiche (consent or approval may be required to transfer).

SCHEDULE 4.9(a)

Certain Seller's Agreements

1. See Schedule 1.1(104) and Schedule 2.1(g).

2. Service Agreement with Atlantic Coast Alarm, Inc. for monitoring of security systems.

3. Service Agreement with Atlantic Coast Alarm, Inc. for repair of security systems.

4. Service Agreement with JC Ehrlich Co. Inc. for pest control.

5. Service Agreement with Trugreen Chemlawn for landscaping.

6. Service Agreement with Waste Management of Delmarva for trash removal services.

SCHEDULE 4.9(b)

<u>Seller's Agreements Exceptions</u>

None


SCHEDULE 4.9(c)

<u>Seller's Agreements Defaults and Violations</u>


None

SCHEDULE 4.10

Legal Proceedings

1. On March 10, 2006, DPL filed for a rate increase with the VSCC for its Virginia Default Service customers to take effect on June 1, 2006, which was intended to allow DPL to recover its higher cost for energy established by the competitive bid procedure. On June 19, 2006, the VSCC issued an order that granted a rate increase for DPL of $11.5 million ($8.5 million less than requested by DPL in its March 2006 filing), to go into effect July 1, 2006. In determining the amount of the approved increase, the VSCC applied the proxy rate calculation to DPL's fuel factor, rather than allowing full recovery of the costs DPL incurred in procuring the supply necessary for its Default Service obligation. The estimated after-tax earnings and cash flow impacts of the decision are reductions of approximately $3.6 million in 2006 (including the loss of revenue in June 2006 associated with the Default Service rate increase being deferred from June 1 until July 1) and $2.0 million in 2007. The order also mandated that DPL file an application for Default Service rates to become effective June 1, 2007, including a calculation of the fuel factor that is consistent with the procedures set forth in the order. On April 2, 2007, DPL filed the application in accordance with the terms of the order. The calculations in the application result in a rate decrease of approximately $1.7 million for the first period, June 1 to June 30, 2007, and an increase of approximately $4.2 million for the second period, July 1, 2007 to May 31, 2008, or an overall annual rate increase of approximately $2.5 million.

2. In February 2007, the Virginia General Assembly passed amendments to the Virginia Electric Utility Restructuring Act to become effective on July 1, 2007(the Virginia Restructuring Act) that modified the method by which investor-owned electric utilities in Virginia will be regulated by the VSCC. The amendments provide that, as of December 31, 2008, the following will terminate: (i) capped electric base rates (the previous expiration date was December 31, 2010); (ii) DPL's Default Service obligation (previously, DPL was obligated to continue to offer Default Service until relieved of that obligation by the VSCC); and (iii) customer choice, except that customers with loads of five megawatts or greater will continue to be able to buy from competitive suppliers, as will smaller non-residential customers that aggregate their loads to reach the five-megawatt threshold and obtain VSCC approval. Additionally, if an ex-customer of Default Service wants to return to DPL as its energy supplier, it must give five years notice or obtain approval of the VSCC that the return is in the public interest. In this event, the ex-customer must take DPL's service at market based rates.

    DPL also believes that the amendments to the Virginia Restructuring Act will terminate, as of December 31, 2008, the ratemaking provisions within the memorandum of agreement entered into by DPL, the staff of the VSCC and the Virginia Attorney General's office in the docket approving DPL's generating asset divestiture in 2000 (the MOA), including the application of the proxy rate calculation to DPL's fuel factor as discussed above; however, the VSCC's interpretation of these provisions is not known.

3. See Schedule 4.6.

4. See the Order by the Virginia State Corporation Commission in Case No. PUE-2007-00013, *Application of Delmarva Power & Light For an increase in its electric rates pursuant to Va. Code § 56-249.6 and § 56-582.*

SCHEDULE 4.12

Brokers; Finders

None

SCHEDULE 4.14

No Material Adverse Effect

1. See Schedule 4.10.

2. See Schedule 4.6.

SCHEDULE 5.3(a)

Buyer's Defaults and Violations

None

SCHEDULE 5.3(b)

<u>Buyer's Required Regulatory Approvals</u>

1. Approval under the Virginia Utilities Transfers Act from the Virginia State Corporation Commission

2. Certificate of Public Convenience & Necessity from the Virginia State Corporation Commission

SCHEDULE 6.1

Conduct of Business Exceptions

1. Seller plans to install a 138 kV to 69 kV step-down transformer in the Wattsville 69 kV substation, with an in-service date of May 2009.

2. Replacement of Tasley CB 3450

3. Replacement of CB 20 at Kellam

4. Replacement of CB 570 at Wattsville

SCHEDULE 6.1(f)

Seller's Budget

See attached Seller's Budget.

SCHEDULE 6.2(e)(i)

Phase I Scope of Environmental Site Assessments

See attached Proposal for Phase I and Phase II Environmental Site Assessments in DP&L Service Territory, and a Facility in Virginia.

SCHEDULE 6.2(e)(ii)

Phase II Scope of Environmental Site Assessments

See Proposal for Phase I and Phase II Environmental Site Assessments in DP&L Service Territory, and a Facility in Virginia, attached to Schedule 6.2(e)(i).


SCHEDULE 6.9(b)

<u>Signing Bonuses</u>

Delmarva Power Incentive Package
Incentive Will be by Delmarva Power to Employees Who Accept Employment With A&N

One Time Payment to be Offered to Delmarva Exmore Employees
Who Accept Employment With ANEC at Closing of Transaction


Journeyman Lineman or T&S Lineman		Staking Engineer	Meter Reader
0 to 19 Years of Service	20 Years of Service	5 years of Service	20 Years of Service
$15,000	$20,000	$5,000	$2,500

Each employee who accepts employment with ANEC at closing of the transaction will be paid a one time separation fee based on the categories listed above for which they qualify.

SCHEDULE 6.14

Disconnection Plan

Note: This outline assumes a November 1, 2007 Closing Date. Appropriate adjustments shall be made if Closing is delayed.

Buyer and Seller shall mutually agree as soon as practicable after the date hereof on a customer transition plan, including but not limited to the following:

- Final bills will be issued on customer's normal October meter reading.
- A process and system change will be made at Delmarva so that the customer deposit is not applied to the customer's final bill balance. The deposit will be transferred to A&N, as set forth in the Agreement.
- Delmarva will hold final bills and will mail multiple cycles once a week.
- Delmarva will transfer weekly file to A&N with 5 cycles of final bill accounts. Delmarva final bill insert will include transition information, and an envelope addressed to A&N for final payment.
- Delmarva will not have ability to cut-off customers for nonpayment or obtain regulatory recovery of uncollectibles after transition.
- A&N will take over responsibility for customer contact as of the final bill being issued.
- A&N and Delmarva may need to coordinate work activities through the month of October to minimize impact to customer such as outage response.
- Physical cutover will take place November 1.
- Delmarva and A&N will conduct a true-up for Delmarva's unbilled revenue (revenue between individual customer's final October reading and the actual cutover of November 1). A&N will reimburse Delmarva at the Delmarva tariff rate for the October unbilled revenue. A&N will account for changing rates, recognizing the first A&N bill will be partially based on Delmarva rates and partially based on A&N rates.
- Delmarva will transfer deposits to A&N. Delmarva will not calculate year to date interest on the deposit, nor will they apply the deposit to the final bill balance. A&N's vendor, NISC, will apply the deposit interest due to the customer on A&N bill.

  A&N to pay Delmarva for outstanding A/R and unbilled revenue as set forth in the Agreement.

Final Billing
- Delmarva will final bill customers on their scheduled October meter readings.
- Delmarva will attempt to get actual readings in August, September, and October. In the event an October meter read is not obtained, having actual readings from August and September will increase accuracy of estimate. In addition, October is a shoulder month which increases the accuracy of estimation.
- Delmarva stores deposit information in a separate account. Delmarva will not calculate year to date interest on the deposit, nor will they apply the deposit to the final bill balance.
- Delmarva final bill package will include final bill, insert about transition, and envelope addressed to A&N.

- Delmarva will hold the final bills and will mail several cycles at one time (mailing will be done about once a week which will result in extra postage)
- After final billing is done, the account becomes inactive which means the only activity that can be done within the Delmarva system will be to create an outage (via Navigator only).
- Delmarva will return any customer payments made inadvertently to Delmarva which is our normal process.
- Delmarva provided A&N a sample of the (bill print) Doc 1 file. It appears that Buyer will be able to access an image of the final bill to assist in answering customer's questions, as needed.
- Delmarva will file and remit the money to the various taxing agencies for the final Delmarva bill, but the Buyer will file and remit the taxes for the period between the billing cutover (and reduce their unbilled revenue payment to us by the appropriate amount).

Questions / Corrections to final bills
- The customer call would go to A&N as communicated in the final bill.
- A&N would work with Delmarva billing to determine the amount of the bill correction by exception, if needed.
- Any true-up of revenue would be handled as part of a reconciliation process.

Transfer data
- Delmarva will create weekly files to pass to A&N. These files will contain multiple days' worth of bill cycles final bills.
- The format sent by Delmarva will essentially be the same as Delmarva used in the St. Michael's transfer which is familiar to NISC.
- Delmarva will be sending final account balance, as well as payment history to A&N.
- Delmarva will be sending the deposit balance information to A&N. This is a separate account within Delmarva's system, but Delmarva will include a cross reference to the billing account. Information included will be deposit amount, date deposit paid in full, account to which deposit applies. This was not done for the St. Michael's interface.

PJM
- Delmarva will continue to be responsible for all customer load and related PJM services that are not supplied by a Third Party Supplier through October 31.
- A&N's supplier (presumably ODEC) will be responsible for all customer load and related PJM services as of November 1.
- Delmarva will include the transferred load in ODEC's eSCHEDULE and eRPM capacity / transmission responsibilities beginning November 1.

SCHEDULE 6.20

<u>Remediation Standards</u>

PCB Contamination	Remediation shall be conducted in accordance with the standards set forth in 40 CFR 761.61 for restricted access industrial property (25 ppm).
Petroleum	Soils shall be remediated to a level of one thousand (1,000) parts per million or less of TPH.
Lead	Soils shall be remediated to a level of eight hundred (800) parts per million or less of lead, however, if Seller enters the regulatory process with respect to any lead Remediation, then Seller may remediate to any risk based standards accepted by the regulatory agency.

SCHEDULE 7.1(b)

Certain Buyer's Required Regulatory Approvals

See Schedule 5.3(b).

SCHEDULE 7.2(b)

<u>Certain Seller's Required Regulatory Approvals</u>

See Schedule 4.3(b).